UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1
TO
FORM SB-2
ON

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Providence Resources, Inc.

(Exact name of registrant as specified in its charter)

Texas	**1311**	**06-1538201**
(State or jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

5300 Bee Caves Rd, Bldg 1 Suite 240, Austin, Texas, 78746, (512) 970-2888
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Lawyer's Aid Service, Inc., 408 West 17th Street, Ste. 101, Austin, TX 78701, (512) 474-2020
(Name, address, including zip code, and telephone number, including area code, of agent for service)

June 7, 2007 (the date of effectiveness of the registration statement)
(Approximate date of commencement of proposed sale to the public)

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company as defined by Rule 12b-2 of the Exchange Act:

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☑

Post-Effective Amendment to a Registration Statement, June 23, 2008

PROVIDENCE RESOURCES, INC.

Explanatory Note

This Post-Effective Amendment No. 1 on Form S-1 to a registration statement originally filed on Form SB-2, Commission file number 333-139832, and declared effective on June 7, 2007, is filed for the purpose of including information contained in the registrant's Annual Report on Form 10-K for the year ended December 31, 2007, filed on April 7, 2008, and Quarterly Report on Form 10-Q for the three months ended March 31, 2008, filed on May 15, 2008.

The Offering:

		Per Share		*Total*
Offering Price[1]	$	0.50	$	9,645,436.80
Proceeds[2]	$	0.00	$	0
Offering Expenses[3]	$	0.0027	$	52,288.84

[1] The average weighted offering price of the shares and shares underlying warrants, estimated solely for the purpose of computing the amount of the registration fee (the proposed maximum offering price of the shares are $0.25, $0.72, and $1.00). The securities will be offered at the prevailing market price or in negotiated transactions

[2] If the selling security holders exercise their warrants in full, Providence will receive $0.72 or $1.00 per share, an aggregate of approximately $6,470,457.

[3] Offering expenses include legal, accounting, printing and related costs incurred in connection with this offering.

Providence Resources, Inc. registered a total of 12,669,920 shares of common stock and 6,523,150 shares underlying warrants to purchase shares of common stock. The common stock registered constitutes 21.03% of the issued and outstanding stock as of June 23, 2008. The securities were registered for resale on behalf of the security holders identified beginning on page 10. Security holders will determine whether to exercise their purchase warrants and the timing thereof. In addition, the security holders will determine the method for selling their common stock and the timing thereof. Providence's common stock is quoted under the symbol "PVRS" on the Over-the-Counter Bulletin Board.

This offering represents a registration of issued and outstanding shares and shares underlying warrants on behalf of certain security holders of Providence Resources, Inc. Owning Providence's common stock involves a high degree of risk and the securities offered hereby are highly speculative. See "RISK FACTORS" beginning on page 4 to read about risks. You should carefully consider these risks in holding shares of Providence's common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The information in this prospectus is not complete and may be changed. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where such offer or sale is prohibited.

TABLE OF CONTENTS

PROSPECTUS SUMMARY

You should rely only on the information contained in this prospectus. Providence has not authorized any other person to provide you with information different from that contained in this prospectus. The information contained in this prospectus is complete and accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or the sale of any common stock. The prospectus is not an offer to sell, nor is it an offer to buy, common stock in any jurisdiction in which the offer or sale is not permitted.

The following summary is qualified in its entirety by the more detailed information and financial statements with related notes appearing elsewhere in this prospectus.

For purposes of this prospectus, unless otherwise indicated or the context otherwise requires, all references herein to "Providence," "we," "us," "our," "it," and "its" refer to Providence Resources, Inc., a Texas corporation, and its subsidiaries.

The Business

Providence is involved in oil and gas exploration through its wholly owned subsidiary, Providence Exploration, LLC ("Providence Exploration"). We have oil and gas lease hold interests in Val Verde, Comanche, and Hamilton Counties, Texas. Oil and gas exploration and development activities are conducted for us by independent operators.

Over the next twelve months we intend to initiate drilling on the Val Verde County leases based upon the results of our final seismic analysis, which drilling will include multiple deep drilling targets for natural gas production anticipated to begin within the third quarter of 2008. We will also evaluate the prospect of further development of acreage that remains under lease in Comanche and Hamilton Counties.

Corporate Information

Providence was incorporated under the laws of the State of Texas on February 17, 1993. Our executive offices are located at 5300 Bee Caves Rd, Bldg 1 Suite 240, Austin, Texas, 78746, and our telephone number is (512) 970-2888. Providence's registered statutory office is located at 408 West 17th Street, Ste. 101, Austin, Texas 78701.

The Offering

Securities offered by the selling security holders	Up to 12,669,920 shares of common stock, shares underlying 6,334,960 warrants exercisable at $1.00, and shares underlying 188,190 warrants exercisable at $0.72.
Stock outstanding as of June 23, 2008	60,261,118 common shares.
Terms of the Offering	The selling security holders will determine when and how they will sell the common stock offered in this prospectus. See *Plan of Distribution*.
Use of proceeds	Providence will not receive any of the proceeds from the sale of common stock by the selling security holders. Providence will receive approximately $6,470,457 if the selling security holders exercise all warrants hereby registered.

1

Plan of Distribution

Providence registered a total of 12,669,920 shares of common stock and 6,523,150 shares underlying warrants to purchase common stock for resale on behalf of our selling security holders. The selling security holders or pledgees, donees, transferees, or other successors in interest selling shares received from a named selling security holder as a gift, partnership, distribution, or other non-sale-related transfer may sell the shares from time to time. Registration of the securities does not mean, however, that the securities have been or will be offered or sold as the selling security holders may decide not to sell all or any of the shares they are allowed to sell under this registration statement, and the warrants may not be exercised. The selling security holders have acted and will act independently of Providence in making any decision with respect to the timing, manner and size of each sale. Sales may be made on the Over-the-Counter Bulletin Board (symbol "PVRS") or otherwise, at prices related to the then current market price, or at privately negotiated prices.

Risk Factors

Investing in our stock involves certain risks. Please review the *Risk Factors* beginning on page 4.

Summary Financial Information

The following summary of financial information should be read together with Providence's financial statements along with their accompanying notes and *Management's Discussion and Analysis of Financial Condition and Results of Operation* included elsewhere within this prospectus.

The summary financial information for the periods ended March 31, 2008 and 2007 have been derived from Providence's unaudited consolidated financial statements. The summary information for the period ended December 31, 2007 has been derived from Providence's audited consolidated financial statements.

In the opinion of management, the unaudited consolidated financial statements have been prepared on the same basis as audited consolidated financial statements and include all adjustments which consist only of normal recurring adjustments necessary for a fair presentation of the financial statements and results of operations for the periods presented.

Statement of Operations Summary

| | Periods Ended March 31, | | Year Ended December 31, |
	2008	2007	2007
Sales	$ -	$ -	$ -
General and Administrative Expense	(188,019)	(220,469)	(1,120,602)
Loss from Operations	(188,019)	(220,469)	(1,120,602)
Minority Interest	-	-	33,956
Interest Expense	(808,682)	(68,400)	(1,554,288)
Debt conversion expense	-	-	(162,444)
Interest Income	454	11,295	25,828
Impairment of capital assets	-	-	(19,390,826)
Loss on disposal of assets	-	-	(35,899)
Net Loss	(996,247)	(277,574)	(22,204,275)
Foreign currency translation adjustment	-	-	(12)
Net comprehensive income (loss)	(996,247)	(277,574)	(22,204,263)
Loss per share from continuing operations, basic and diluted	(0.02)	(0.01)	(0.38)
Net loss per share, basic and diluted	$ (0.02)	$ (0.01)	$ (0.38)

Balance Sheet Summary

	March 31, 2008	December 31, 2007
Working Capital Deficit	$ 461,004	$ 2,247,566
Current Assets	1,374,730	1,564,315
Property and equipment	14,115,585	14,115,585
Total other assets	-	20,399
Total Assets	15,490,315	15,700,299
Current Liabilities	1,835,734	3,811,881
Convertible Debentures	3,320,000	3,320,000
Long-term Convertible Promissory Notes	1,433,315	1,075,695
Long-term Notes Payable	700,000	200,000
Total Liabilities	7,289,049	8,407,576
Minority Interest in Net Assets of Subsidiary	150,973	150,973
Share capital	47,165,499	45,246,137
Accumulated other comprehensive income	-	14,552
Deficit accumulated during the development stage	(39,115,206)	(38,118,959)
Shareholders' equity	8,050,293	7,141,750
Total liabilities and shareholders' equity	$ 15,490,315	$ 15,700,299

RISK FACTORS

An investment in the securities registered hereby is highly speculative and involves a substantial degree of risk which should be considered only by persons who can afford to lose their entire investment. Investors should carefully consider each and every risk involved herein as well as all other information contained in this prospectus. Statements made in this prospectus may constitute forward-looking statements and are subject to many risks and uncertainties, including but not limited to, the failure of Providence to meet future capital needs and complete intended internal development due to difficulty, impracticality and/or impossibility. If any of the following risks actually occur, Providence's business, financial condition and operating results could be materially adversely affected.

Risks Related To Providence's Business

Providence has a history of operating losses and such losses may continue in the future.

Since Providence's inception in 1993, our operations have resulted in a continuation of losses. We will continue to incur operating losses until such time as we begin producing oil and gas revenue, which may or may not eventuate. Should Providence fail to produce oil and gas revenue we may continue to operate at a loss and might never be profitable.

Providence has a history of uncertainty about continuing as a going concern.

Providence's audits for the periods ended December 31, 2007 and December 31, 2006 expressed substantial doubt as to its ability to continue as a going concern due to our dependence on financings as well as the accumulation of significant losses of $38,118,959 as of December 31, 2007 which amount increased to $39,115,206 as of March 31, 2008. Unless we are able to overcome our dependence on financings and begin to generate revenue from operations, our ability to continue as a going concern will be in jeopardy.

Providence has a limited operating history as an oil and gas exploration company.

Providence acquired Providence Exploration on September 29, 2006, which company first began oil and gas exploration operations during the fourth quarter of 2005. As such, our limited operating history in the oil and gas exploration sector provides an inadequate track record from which to base future projections of success.

Providence cannot represent that it will be successful in continuing operations.

Providence has not, to date, generated revenue from operations and may not generate revenue over the next twelve months. Should Providence be unable to realize revenue over the next twelve months, it will be forced to continue to raise capital to remain in operation. We have no commitments for the provision of additional capital and can offer no assurance that such capital will be available as necessary to sustain operations.

Risks Related to the Oil and Gas Industry

Oil and natural gas drilling and producing operations involve risks which could result in net losses.

Drilling activities are subject to many risks, including the risk that no commercially productive reservoirs will be discovered. Wells which we drill may not be productive, and, thus, we may not be able to recover all or any portion of our investment in such wells. Drilling for oil and natural gas may involve unprofitable efforts, not only from dry wells, but also from wells that are productive but do not produce sufficient net reserves to return a profit after deducting drilling, operating and other costs. The seismic data and other technologies which we use do not allow us to know conclusively prior to drilling a well that oil or natural gas is present or may be produced economically. The cost of drilling, completing and operating a well is often uncertain, and cost factors can reduce the feasibility of a project to produce a profit. Further, our drilling operations may be curtailed, delayed or canceled as a result of numerous factors, including:

- unexpected drilling conditions;
- title problems;
- pressure or irregularities in formations;
- equipment failures or accidents;
- adverse weather conditions;
- compliance with environmental and other governmental requirements; and
- cost of, or shortages or delays in the availability of, drilling rigs, equipment and services.

Our operations are subject to all the risks normally incident to the operation and development of oil and natural gas properties and the drilling of oil and natural gas wells, including:

- encountering well blowouts;
- cratering and explosions;
- pipe failure;
- fires;
- formations with abnormal pressures resulting in uncontrollable flows of oil and natural gas;
- brine or well fluids; and
- release of contaminants into the environment and other environmental hazards and risks.

The nature of these risks is such that some liabilities including environmental fines and penalties could exceed our ability to pay for the damages. We could incur significant costs due to these risks that could result in net losses.

Providence is subject to federal, state and local laws and regulations which could create liability for personal injuries, property damage, and environmental damages.

Exploration and development, exploitation, production and sale of oil and natural gas in the United States is subject to extensive federal, state and local laws and regulations, including complex tax laws and environmental laws and regulations. Existing laws or regulations, as currently interpreted or reinterpreted in the future, or future laws or regulations could harm Providence's business, results of operations and financial condition. We may be required to make large expenditures to comply with environmental and other governmental regulations. Matters subject to regulation include oil and gas production and saltwater disposal operations and our processing, handling and disposal of hazardous materials, such as hydrocarbons and naturally occurring radioactive materials, discharge permits for drilling operations, spacing of wells, environmental protection, reports concerning operations, and taxation. Under these laws and regulations, we could be liable for personal injuries, property damage, oil spills, discharge of hazardous materials, reclamation costs, remediation, clean-up costs and other environmental damages.

Shortages of oil field equipment, services and qualified personnel could reduce Providence's profit margin, cash flow and operating results.

The demand for qualified and experienced field personnel to drill wells and conduct field operations, geologists, geophysicists, engineers and other professionals in the oil and natural gas industry can fluctuate significantly, often in correlation with oil and natural gas prices, causing periodic shortages. There have also been shortages of drilling rigs and other equipment, as demand for rigs and equipment has increased along with the number of wells being drilled. These factors also cause significant increases in costs for equipment, services and personnel. Higher oil and natural gas prices generally stimulate increased demand and result in increased prices for drilling rigs, crews and associated supplies, equipment and services. We cannot be certain when or if we will experience these issues and these types of shortages or price increases which could significantly decrease any profit margin, cash flow and operating results on any particular well or restrict our ability to drill additional wells.

The results of Providence's operations depend on the exploration and operational efforts of TRNCO Petroleum Corporation, Dawson Geophysical, Fairfield Industries, Harding Company and certain consultants, all of whom are third parties.

Exploration efforts through seismic exploration, processing and interpretation in Val Verde County have been provided by TRNCO Petroleum Corporation, Dawson Geophysical, Fairfield Industries, Sam Ting and Bill Purves, while drilling on the leases will be conducted by a third party. Exploration and operational efforts through seismic exploration, drilling and operation in Comanche and Hamilton Counties have been provided by Harding Company. Despite being experienced in their respective fields, our dependence on third parties to initiate, determine and conduct operations could impede our own prospect of success.

Oil and natural gas prices are volatile, and any substantial decrease in prices could cause Providence to continue to operate at a loss in the event that we are successful in producing oil and gas.

Our future financial condition, results of operations and the carrying value of our oil and natural gas properties will depend primarily upon the prices we receive for production. Oil and natural gas prices historically have been volatile and are likely to continue to be volatile in the future. Our cash flow from operations will be highly dependent on the prices that we receive for oil and natural gas. This price volatility also affects the amount of cash flow available for capital expenditures and our ability to borrow money or raise additional capital. The prices for oil and natural gas are subject to a variety of additional factors that are beyond our control. These factors include:

- the level of consumer demand;
- the domestic supply;
- domestic governmental regulations and taxes;
- the price and availability of alternative fuel sources;
- weather conditions; and
- market uncertainty.

These factors and the volatility of the energy markets generally make it extremely difficult to predict future oil and natural gas price movements with any certainty. Declines in oil and natural gas prices would not only reduce future revenue, but could reduce the amount of oil and natural gas that we can produce economically and, as a result, could cause us to continue to operate at a loss. Should the oil and natural gas industry experience significant price declines, we may continue to operate at a loss even if we produce oil or gas.

Risks Related to Providence's Stock

Providence will require additional capital funding.

Providence will require additional funds, either through equity offerings or debt placements to develop our operations. Such additional capital may result in dilution to our current shareholders. Our ability to meet short-term and long-term financial commitments depends on future cash. There can be no assurance that future income will generate sufficient funds to enable us to meet our financial commitments.

The market for our stock is limited and our stock price may be volatile.

The market for our common stock has been limited due to low trading volume and the small number of brokerage firms acting as market makers. Because of the limitations of our market and volatility of the market price of our stock, investors may face difficulties in selling shares at attractive prices when they want to. The average daily trading volume for our stock has varied significantly from week to week and from month to month, and the trading volume often varies widely from day to day.

Providence does not pay cash dividends.

Providence does not pay cash dividends. We have not paid any cash dividends since inception and have no intention of paying any cash dividends in the foreseeable future. Any future dividends would be at the discretion of our board of directors and would depend on, among other things, future earnings, our operating and financial condition, our capital requirements, and general business conditions. Therefore, shareholders should not expect any type of cash flow from their investment.

We incur significant expenses as a result of being quoted on the Over the Counter Bulletin Board, which may negatively impact our financial performance.

We incur significant legal, accounting and other expenses as a result of being listed on the Over the Counter Bulletin Board. The Sarbanes-Oxley Act of 2002, as well as related rules implemented by the Commission, has required changes in corporate governance practices of public companies. We expect that compliance with these laws, rules and regulations, including compliance with Section 404 of the Sarbanes-Oxley Act of 2002 as discussed in the following risk factor, may substantially increase our expenses, including our legal and accounting costs, and make some activities more time-consuming and costly. As a result, there may be a substantial increase in legal, accounting and certain other expenses in the future, which would negatively impact our financial performance and could have a material adverse effect on our results of operations and financial condition.

Our internal controls over financial reporting may not be considered effective in the future, which could result in a loss of investor confidence in our financial reports and in turn have an adverse effect on our stock price.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 we are required to furnish a report by our management on our internal controls over financial reporting. Such report must contain, among other matters, an assessment of the effectiveness of our internal controls over financial reporting as of the end of the year, including a statement as to whether or not our internal controls over financial reporting are effective. This assessment must include disclosure of any material weaknesses in our internal controls over financial reporting identified by management. If we are unable to continue to assert that our internal controls are effective, our investors could lose confidence in the accuracy and completeness of our financial reports, which in turn could cause our stock price to decline.

Providence's shareholders may face significant restrictions on their stock.

Providence's stock differs from many stocks in that it is a "penny stock." The Commission has adopted a number of rules to regulate "penny stocks" including, but not limited to, those rules from the Securities Act as follows:

3a51-1	which defines penny stock as, generally speaking, those securities which are not listed on either NASDAQ or a national securities exchange and are priced under $5, excluding securities of issuers that have net tangible assets greater than $2 million if they have been in operation at least three years, greater than $5 million if in operation less than three years, or average revenue of at least $6 million for the last three years;
15g-1	which outlines transactions by broker/dealers which are exempt from 15g-2 through 15g-6 as those whose commissions from traders are lower than 5% total commissions;
15g-2	which details that brokers must disclose risks of penny stock on Schedule 15G;
15g-3	which details that broker/dealers must disclose quotes and other information relating to the penny stock market;
15g-4	which explains that compensation of broker/dealers must be disclosed;
15g-5	which explains that compensation of persons associated in connection with penny stock sales must be disclosed;
15g-6	which outlines that broker/dealers must send out monthly account statements; and
15g-9	which defines sales practice requirements.

Since Providence's securities constitute a "penny stock" within the meaning of the rules, the rules would apply to us and our securities. Because these rules provide regulatory burdens upon broker-dealers, they may affect the ability of shareholders to sell their securities in any market that may develop; the rules themselves may limit the market for penny stocks. Additionally, the market among dealers may not be active. Investors in penny stock often are unable to sell stock back to the dealer that sold them the stock. The mark-ups or commissions charged by the broker-dealers may be greater than any profit a seller may make. Because of large dealer spreads, investors may be unable to sell the stock immediately back to the dealer at the same price the dealer sold the stock to the investor. In some cases, the stock may fall quickly in value. Investors may be unable to reap any profit from any sale of the stock, if they can sell it at all.

Shareholders should be aware that, according to Commission Release No. 34-29093 dated April 17, 1991, the market for penny stocks has suffered from patterns of fraud and abuse. These patterns include:

- control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer;
- manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases;
- "boiler room" practices involving high pressure sales tactics and unrealistic price projections by inexperienced sales persons;
- excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and
- the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the inevitable collapse of those prices with consequent investor losses.

Cautionary Note Regarding Forward Looking Statements

When used in this prospectus, the words "believes," "anticipates," "expects," "plans", and similar expressions are intended to identify forward-looking statements. The outcomes expressed in such statements are subject to a number of risks and uncertainties that could cause actual results to differ materially from those projected, including the risks described in this *Risk Factors* section. Given these uncertainties, prospective investors are cautioned not to place undue reliance on these statements. Providence also undertakes no obligation to update these forward-looking statements.

USE OF PROCEEDS

All proceeds from the sale of the common shares by the selling security holders will go to the selling security holders who offer and sell their shares. Providence will not receive any proceeds from the sale of the common shares by the selling security holders. However, we will receive approximately $6,470,457 if the selling security holders exercise their warrants in full. The warrant holders may exercise their warrants at any time until their expiration, as further described in the *Description of Securities* section. Since the warrant holders may exercise the purchase warrants in their own discretion, we cannot plan on any specific uses of proceeds beyond the application of proceeds to general corporate purposes.

Providence bore all expenses incident to the registration of the shares of common stock under federal and state securities laws other than expenses incident to the delivery of the shares sold and to be sold by the selling security holders. Any transfer taxes payable on the shares sold or to be sold by the selling security holders and any commissions and discounts payable to underwriters, agents, brokers or dealers has been and will be paid by the selling security holders.

DETERMINATION OF OFFERING PRICE

The selling security holders will determine at what price they may sell the offered shares, and such sales may be made at prevailing market prices, or at privately negotiated prices.

SELLING SECURITY HOLDERS

As of June 23, 2008, 60,261,118 common shares of Providence's common stock are held of record by 243 shareholders.

The following tables set forth the names of the selling security holders and the number of shares of common stock and warrants to purchase shares of common stock owned beneficially by each selling security holder as of the date of the effectiveness of the registration statement, June 7, 2007. Except as may be identified in the tables, none of the selling security holders have, or within the past three years have had, any position, office or material relationship with Providence or any of our predecessors or affiliates. The tables have been prepared based upon information furnished to Providence by or on behalf of the selling security holders.

The selling security holders may sell all, some, or none of the securities listed below. Providence cannot provide any estimate of the number of securities that any of the selling security holders will hold in the future. The securities (including those shares to be issued upon exercise of the warrants) beneficially owned by each of the selling security holders are being registered to permit public secondary trading, and the selling security holders may offer these shares for resale from time to time. See *Plan of Distribution*.

For purposes of the following tables, beneficial ownership is determined in accordance with the rules of the Commission, and includes voting power and investment power with respect to such shares. All percentages are approximate. As explained below under *Plan of Distribution*, Providence has agreed to bear certain expenses (other than broker discounts and commissions, if any) in connection with the registration statement, which includes this prospectus. Further information concerning all of the following selling security holders and securities is listed under the section title *Recent Sales of Unregistered Securities*, below. The following table's warrant exercise price is $1.00. None of the security holders in the following table are broker-dealers.

Security Holder (natural persons with power to vote or to dispose of the securities offered)	Position or Material Relationship	Number of Shares Held Before the Offering	Number of Warrants Held Before the Offering	Number of Shares Offered for the Selling Security Holder Accounts	Number of Shares Underlying Warrants Offered for the Selling Security Holder Accounts	Percentage of Shares Owned By the Selling Security Holders After the Offering[1]
Roman Sandmayr	None	60,000	30,000	60,000	30,000	-
Roland Wiesmann	None	25,000	12,500	25,000	12,500	-
Markus Wassmer	None	40,000	20,000	40,000	20,000	-
Heidi Haefeli	None	80,000	40,000	80,000	40,000	-
Roger Curchod	None	50,000	25,000	50,000	25,000	-

Security Holder (natural persons with power to vote or to dispose of the securities offered)	Position or Material Relationship	Number of Shares Held Before the Offering	Number of Warrants Held Before the Offering	Number of Shares Offered for the Selling Security Holder Accounts	Number of Shares Underlying Warrants Offered for the Selling Security Holder Accounts	Percentage of Shares Owned By the Selling Security Holders After the Offering[1]
Westwood Trading Ltd. (Oliver Chaponnier)	None	170,000	85,000	170,000	85,000	-
Brigadoon Investments Ltd. (Marco Montanari Fuer)	None	150,000	75,000	150,000	75,000	-
Dr. Harvey Glicker[2]	None	83,300	41,650	83,300	41,650	-
Victor T. Aellen[3]	None	16,000	8,000	16,000	8,000	-
Hans Peter Stocker	None	50,000	25,000	50,000	25,000	-
Hansruedi Schumacher	None	50,000	25,000	50,000	25,000	-
Daniel Beck	None	100,000	50,000	100,000	50,000	-
Dr. Marc-Andre Schwab	None	60,000	30,000	60,000	30,000	-
Dieter Schaerer	None	250,000	40,000	80,000	40,000	-
Klimkin Associated SA[3] (Karl-Heinz Hemmerle)	None	100,000	50,000	100,000	50,000	-
Elsbeth Russenberger	None	100,000	50,000	100,000	50,000	-
Steve Nelson	None	40,000	20,000	40,000	20,000	-
Global Leveraged Investment (Christian Diem)	None	300,000	150,000	300,000	150,000	-
Global Undervalued Investment (George Scherrer)[4]	None	450,000	225,000	450,000	225,000	-
George Scherrer[4]	None	100,000	50,000	100,000	50,000	-
Ilse Kaufmann	None	85,000	42,500	85,000	42,500	-
Germal GmbH (Andreas Thoenig)	None	250,000	125,000	250,000	125,000	-
Martin Alex Murbach	None	100,000	50,000	100,000	50,000	-
Bruce Colgin	None	50,000	25,000	50,000	25,000	-
Crenshaw Family Partnership, Ltd. (Kirby Crenshaw)[3]	None	333,330	166,665	333,330	166,665	-

Security Holder (natural persons with power to vote or to dispose of the securities offered)	Position or Material Relationship	Number of Shares Held Before the Offering	Number of Warrants Held Before the Offering	Number of Shares Offered for the Selling Security Holder Accounts	Number of Shares Underlying Warrants Offered for the Selling Security Holder Accounts	Percentage of Shares Owned By the Selling Security Holders After the Offering[1]
Theodore L. Rhyne	None	15,000	7,500	15,000	7,500	-
Southwest Securities, Inc. FBO Steve Nelson IRA[3]	None	20,000	10,000	20,000	10,000	-
Southwest Securities, Inc. FBO Mishawn M. Nelson IRA[3]	None	30,000	15,000	30,000	15,000	-
Wyler Esther	None	70,000	35,000	70,000	35,000	-
James R. Foster	None	100,000	50,000	100,000	50,000	-
Daryl. M. Anderson	None	25,000	12,500	25,000	12,500	-
Peter Kubin and Marie Kubin	None	100,000	50,000	100,000	50,000	-
Paul D. Stewart	None	50,000	25,000	50,000	25,000	-
William Marc and Elizabeth Brogdon Hill	None	166,680	83,340	166,680	83,340	-
Willowbend Ventures, LP (Jeffrey Wohlwend)	None	166,680	83,340	166,680	83,340	-
David Hunter	None	50,000	25,000	50,000	25,000	-
Michael Crabtree	None	100,000	50,000	100,000	50,000	-
Meera Khedkar	None	8,500	4,250	8,500	4,250	-
Nicolas Mathys	None	3,366,670	833,335	1,666,670	833,335	5.59%
Randall A. Crenshaw	None	500,000	250,000	500,000	250,000	-
Spiral Bridge Family Limited Partnership (Robert Fenell)	None	50,000	25,000	50,000	25,000	-
Rodney Robert Martin	None	33,330	16,665	33,330	16,665	-
Bank Julius Baer & Co. Ltd (Swiss private bank owners)	None	380,000	190,000	380,000	190,000	-
Niconsult GmbH (Nico Civelli)	None	20,000	10,000	20,000	10,000	-
Patrick Meier	None	53,000	26,500	53,000	26,500	-
Joseph Simone[2]	None	50,000	25,000	50,000	25,000	-

Security Holder (natural persons with power to vote or to dispose of the securities offered)	Position or Material Relationship	Number of Shares Held Before the Offering	Number of Warrants Held Before the Offering	Number of Shares Offered for the Selling Security Holder Accounts	Number of Shares Underlying Warrants Offered for the Selling Security Holder Accounts	Percentage of Shares Owned By the Selling Security Holders After the Offering[1]
Kenneth W. Mullane	None	10,000	5,000	10,000	5,000	-
Peter E. Kenefick	None	50,000	25,000	50,000	25,000	-
Chris J. Kaskow[3]	None	60,000	30,000	60,000	30,000	-
Sharad Khedkar	None	25,000	12,500	25,000	12,500	-
Billie H. & Georgia M. Hill	None	25,000	12,500	25,000	12,500	-
Hernan P. & Beverly Puentes	None	10,000	5,000	10,000	5,000	-
Vladimir Mitrovic	None	10,000	5,000	10,000	5,000	-
Samuel Weir	None	66,660	33,330	66,660	33,330	-
David J. Serra	None	50,000	25,000	50,000	25,000	-
Rebecca L. Gettemy	None	50,000	25,000	50,000	25,000	-
Michael J. Schneider	None	33,330	16,665	33,330	16,665	-
Joseph C. Bork	None	16,670	8,335	16,670	8,335	-
Curry Plumbing And Heating (Brent Curry)	None	33,330	16,665	33,330	16,665	-
Katy M. Chen	None	50,000	25,000	50,000	25,000	-
Sally M. Chen	None	50,000	25,000	50,000	25,000	-
Gen Liang Shi	None	20,000	10,000	20,000	10,000	-
Jerry Hart	None	41,670	20,835	41,670	20,835	-
Harold Milbrodt	None	20,000	10,000	20,000	10,000	-
Thomas E. Jordan	None	35,000	17,500	35,000	17,500	-
Christoph Oeschger	None	25,000	12,500	25,000	12,500	-
Finter Bank Zurich (Swiss private bank owners)	None	860,000	430,000	860,000	430,000	1.43%
Dr. Robert. M. Squire M.D	None	30,000	15,000	30,000	15,000	-
Alan Miller	None	40,000	20,000	40,000	20,000	-
Randy Clarkson	None	50,000	25,000	50,000	25,000	-

Security Holder (natural persons with power to vote or to dispose of the securities offered)	Position or Material Relationship	Number of Shares Held Before the Offering	Number of Warrants Held Before the Offering	Number of Shares Offered for the Selling Security Holder Accounts	Number of Shares Underlying Warrants Offered for the Selling Security Holder Accounts	Percentage of Shares Owned By the Selling Security Holders After the Offering[1]
Dr. Frank M. Andrews[3]	None	35,000	17,500	35,000	17,500	-
Kim Davies Roth IRA	None	40,000	20,000	40,000	20,000	-
Michelle Maggio	None	20,000	10,000	20,000	10,000	-
Kate Mcknight	None	60,000	30,000	60,000	30,000	-
Stanley Fineberg	None	25,000	12,500	25,000	12,500	-
Harolyn and Harvey Glicker[2]	None	25,000	12,500	25,000	12,500	-
Charles Hough	None	33,330	16,665	33,330	16,665	-
Steve Hamilton	None	16,670	8,335	16,670	8,335	-
Clarie Spencer	None	50,000	25,000	50,000	25,000	-
Berkeley Alliance Capital Circle (Edward Lu)	None	33,330	16,665	33,330	16,665	-
Barry Davis Roth IRA	None	340,000	170,000	340,000	170,000	-
TTASSB Partners (Thomas Sweeney)	None	70,000	35,000	70,000	35,000	-
Nachum Y. Klar	None	10,000	5,000	10,000	5,000	-
Robert Patch Jr.	None	50,000	25,000	50,000	25,000	-
Alfred Berg	None	166,670	83,335	166,670	83,335	-
Wayne A. Reuter	None	20,000	10,000	20,000	10,000	-
Theodore T. Magel	None	16,670	8,335	16,670	8,335	-
David Hunter	None	20,000	10,000	20,000	10,000	-
Charles B. Crowell	Former Director	100,000	50,000	100,000	50,000	-
Frank Andrews[3]	None	10,000	5,000	10,000	5,000	-
Barry Donnell	None	100,000	50,000	100,000	50,000	-
Elite Trading, LLC (Adam Green)	None	416,700	208,350	416,700	208,350	-
Bennett Bovarnick	None	20,000	10,000	20,000	10,000	-
Michael Swanson	None	2,000	1,000	2,000	1,000	-

Security Holder (natural persons with power to vote or to dispose of the securities offered)	Position or Material Relationship	Number of Shares Held Before the Offering	Number of Warrants Held Before the Offering	Number of Shares Offered for the Selling Security Holder Accounts	Number of Shares Underlying Warrants Offered for the Selling Security Holder Accounts	Percentage of Shares Owned By the Selling Security Holders After the Offering[1]
Brad Holland	None	100,000	50,000	100,000	50,000	-
Middlemarch Partners Limited (Cecilia Kershaw)	None	100,000	0	100,000	0	-
Brant Investments Limited for Middlemarch Partners Limited	None	0	50,000	0	50,000	-
Joshua Klar	None	86,700	43,350	86,700	43,350	-
David Klar	None	16,700	8,350	16,700	8,350	-
Joseph Sorrentino	None	20,000	10,000	20,000	10,000	-
Bank Vontobel AG (Swiss private bank owners)	None	100,000	50,000	100,000	50,000	-
Crenshaw Family Partnership, Ltd. (Kirby Crenshaw) [3]	None	166,670	83,335	166,670	83,335	-
Mary Contini	None	15,000	7,500	15,000	7,500	-
Mauricio A Platacuadros	None	33,330	16,665	33,330	16,665	-
Tom Vaughn[3]	None	33,330	16,665	33,330	16,665	-
Harvey Glicker[2]	None	25,000	12,500	25,000	12,500	-
Herbert Naiztat	None	16,000	8,000	16,000	8,000	-
Alfred Berg	None	250,000	125,000	250,000	125,000	-
Charles Wronski	None	30,000	15,000	30,000	15,000	-
Southwest Securities, Inc. FBO Steve Nelson IRA[3]	None	15,000	7,500	15,000	7,500	-
Southwest Securities, Inc. FBO Mishawn M. Nelson IRA[3]	None	15,000	7,500	15,000	7,500	-
Charles Harbey	None	16,670	8,335	16,670	8,335	-
Kevin McKnight	None	20,000	10,000	20,000	10,000	-
Nasim Nasir	None	16,670	8,335	16,670	8,335	-

Security Holder (natural persons with power to vote or to dispose of the securities offered)	Position or Material Relationship	Number of Shares Held Before the Offering	Number of Warrants Held Before the Offering	Number of Shares Offered for the Selling Security Holder Accounts	Number of Shares Underlying Warrants Offered for the Selling Security Holder Accounts	Percentage of Shares Owned By the Selling Security Holders After the Offering[1]
Peter Santamaria	None	20,000	10,000	20,000	10,000	-
Sherman Dreiseszun	None	41,670	20,835	41,670	20,835	-
Dennis Estrada	None	16,670	8,335	16,670	8,335	-
Jerald Gunnelson	None	83,340	41,670	83,340	41,670	-
P J Noble	None	25,000	12,500	25,000	12,500	-
Rick Riley	None	20,000	10,000	20,000	10,000	-
Nelson Canache	None	92,000	46,000	92,000	46,000	-
Mauricio A Platacuadros[3]	None	16,670	8,335	16,670	8,335	-
Joseph Simone[2]	None	100,000	50,000	100,000	50,000	-
Benjamin Fakheri	None	10,000	5,000	10,000	5,000	-
Angela K. Holahan	None	16,670	8,335	16,670	8,335	-
Ernest G. Ianetti	None	20,000	10,000	20,000	10,000	-
Victor T. Aellen	None	8,000	4,000	8,000	4,000	-
Leonard M. Rhoades	None	16,000	8,000	16,000	8,000	-
David Iannacconi	None	20,000	10,000	20,000	10,000	-
Chris J. Kaskow[3]	None	60,000	30,000	60,000	30,000	-
Tom Vaughn[3]	None	83,340	41,670	83,340	41,670	-
Mathew Todd Frailey	None	30,000	15,000	30,000	15,000	-
Joseph Simone[2]	None	60,000	30,000	60,000	30,000	-
Robert Katan	None	20,000	10,000	20,000	10,000	-
David Vezzetti	None	20,000	10,000	20,000	10,000	-
Y. Shmuel Herz	None	16,670	8,335	16,670	8,335	-
Sean Hajo	None	30,000	15,000	30,000	15,000	-
Michael J. Simone[3]	None	100,000	50,000	100,000	50,000	-
Randolph Wallace	None	20,000	10,000	20,000	10,000	-
Joseph Hope	None	20,000	10,000	20,000	10,000	-
Arno Gassner	None	50,000	25,000	50,000	25,000	-

Security Holder (natural persons with power to vote or to dispose of the securities offered)	Position or Material Relationship	Number of Shares Held Before the Offering	Number of Warrants Held Before the Offering	Number of Shares Offered for the Selling Security Holder Accounts	Number of Shares Underlying Warrants Offered for the Selling Security Holder Accounts	Percentage of Shares Owned By the Selling Security Holders After the Offering[1]
Wayne Todd Ervin	None	83,000	41,500	83,000	41,500	-
V K Mullins	None	10,000	5,000	10,000	5,000	-
Carol H Cassidy	None	10,000	5,000	10,000	5,000	-
Sueperior Investments LLC (Susan DeMarco)	None	20,000	10,000	20,000	10,000	-
Klimkin Associated SA (Karl-Heinz Hemmerle) [3]	None	50,000	25,000	50,000	25,000	-
Stewart Kennedy[3]	None	10,000	5,000	10,000	5,000	-
Dominik Zehnder	None	20,000	10,000	20,000	10,000	-
Michael J. Simone[3]	None	50,000	25,000	50,000	25,000	-
Michael Monaco	None	100,000	50,000	100,000	50,000	-
Stewart Kennedy[3]	None	40,000	20,000	40,000	20,000	-
Antonio Herrero	None	83,300	41,650	83,300	41,650	-
Carla and Mark Coyle	None	15,000	7,500	15,000	7,500	-
Victoria Stapleton	None	10,000	5,000	10,000	5,000	-
Laurence Maguire	None	17,000	8,500	17,000	8,500	-
Michael B. Oring	None	140,000	70,000	140,000	70,000	-

[1]   Shares in excess of 1%
[2]   Purchased shares under the offering on three occasions:
Harvey and Harolyn Glicker for a total of 133,300 shares
Joseph Simone for a total of 210,000 shares
[3]   Purchased shares under the offering on two occasions:
Victor T. Aellen for a total of 24,000 shares
Klimkin Associated SA for a total of 150,000 shares
Crenshaw Family Partnership, Ltd. for a total of 500,000 shares
Southwest Securities, Inc. FBO Steve Nelson IRA for a total of 35,000 shares
Southwest Securities, Inc. FBO Mishawn M. Nelson IRA for a total of 45,000 shares
Dr. Frank M. Andrews for a total of 45,000 shares
Tom Vaughn for a total of 116,670 shares
Chris J. Kaskow for a total of 120,000 shares
Mauricio A Platacuadros for a total of 50,000 shares
Michael J. Simone for a total of 150,000 shares
Stewart Kennedy for a total of 50,000 shares
[4]   Global Undervalued Investment (with George Scherrer as voting power) and George Scherrer purchased shares under the offering

The following selling security holders are broker-dealers. These security holders are not underwriters. These security holders obtained their respective securities as commissions on the above offering. The following table's warrant exercise price is $0.72.

Security Holder (natural persons with power to vote or to dispose of the securities offered)	Position or Material Relationship	Number of Shares Held Before the Offering	Number of Warrants Held Before the Offering	Number of Shares Offered for the Selling Security Holder Accounts	Number of Shares Underlying Warrants Offered for the Selling Security Holder Accounts	Percentage of Shares Owned By the Selling Security Holders After the Offering[1]
CR Innovations AG (Christian Russenberger)	Director	0	122,640	0	122,640	-
JTE Finanz AG (Joe Eberhard[1])	None	0	35,700	0	35,700	-
Chris Trina	None	0	7,350	0	7,350	-
Quentin Bischoff	None	0	1,500	0	1,500	-
Todd McKnight	None	0	21,000	0	21,000	-

[1]   Joe Eberhard owns 400,000 shares

PLAN OF DISTRIBUTION

Providence registered a total of 19,193,070 shares of common stock and shares underlying warrants to purchase common stock for resale on behalf of our selling security holders. The selling security holders or pledgees, donees, transferees or other successors in interest selling shares received from a named selling security holder as a gift, partnership distribution or other non-sale-related transfer may sell the shares from time to time. Registration of the common stock does not mean, however, that the common stock will be offered or sold. The selling security holders may also decide not to sell all or any of the shares they are allowed to sell under this registration statement.

The selling security holders have acted and will act independently of Providence in making any decision with respect to the timing, manner and size of each sale. The sales may be made in negotiated transactions or on the over-the-counter market at prevailing market prices or privately negotiated prices. The selling security holders could effect such transactions by selling the shares to or through broker-dealers by one or more of, or a combination of, the following mechanisms:

- a block trade in which the broker-dealer so engaged attempts to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction,
- purchases by a broker-dealer as principal and resale by such broker-dealer for its account pursuant to this registration statement,
- an exchange distribution in accordance with the rules of such exchange,
- ordinary brokerage transactions and transactions in which the broker solicits purchasers, and
- privately negotiated transactions.

Providence will file additional post-effective amendments to this registration statement as required, to include any additional or changed material information pertinent to this plan of distribution or any facts or events, which individually or together represent a fundamental change in the information contained in this registration statement. Further, Providence's responsibilities will include the obligation to file a post-effective amendment to this registration statement upon being notified by a selling security holder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker-dealer. Post-effective amendment will disclose:

- the name of each such selling shareholder and the participating broker-dealer,
- the number of shares involved,
- the price at which such shares will be sold,
- the commissions paid or discounts or concessions allowed to such broker-dealer, where applicable,
- that such broker-dealer did not conduct any investigation to verify the information set out or incorporated by reference in this registration statement, and
- additional facts material to the transaction.

The selling security holders could enter into hedging transactions with broker-dealers in connection with distributions of Providence's common stock or otherwise. Pursuant to such transactions, broker-dealers could engage in short sales of the shares in the course of hedging the positions they assume with selling security holders. The selling security holders could also sell shares short and redeliver Providence's common stock to close out such short positions. The selling security holders could enter into an option or other transactions with broker-dealers which require the delivery to the broker-dealer of Providence's common stock. The broker-dealer could then resell or otherwise transfer such shares pursuant to this registration statement. The selling security holders could also loan or pledge the shares to a broker-dealer. The broker-dealer may sell common stock so loaned, or upon default the broker-dealer may sell the pledged shares pursuant to this registration statement.

Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from the selling security holders. Broker-dealers or agents may also receive compensation from the purchasers of Providence's common stock for whom they act as agents or to whom they sell as principals, or both. Compensation as to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with our common stock.

Selling security holders, broker-dealers and agents may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933, as amended, in connection with the sale of the shares. Accordingly, any commission, discount or concession received by them and any profit on the resale of Providence's common stock purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act. Since the selling security holders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the selling security holders will be subject to the registration statement delivery requirements of the Securities Act. Further, any securities covered by this registration statement which qualify for sale pursuant to Rule 144 promulgated under the Securities Act may be sold under Rule 144 rather than pursuant to this registration statement.

The selling security holders have advised Providence that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities. No underwriter or coordinating broker is acting in connection with the proposed sale of shares by the selling security holders.

Providence's common stock may be sold only through registered or licensed brokers if required under applicable state securities laws. Further, in certain states, our common stock can not be sold unless registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and met.

Under the applicable rules and regulations of the Exchange Act, any person engaged in the distribution of Providence's common stock may not simultaneously engage in market making activities with respect to Providence's shares for a period of five business days prior to the commencement of such distribution. Further, each selling security holder will be subject to the applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, which provisions limit the timing of purchases and sales of shares of Providence's common stock by the selling security holders. Providence will make copies of this registration statement available to the selling security holders and have informed them of the need for delivery of copies of this registration statement to purchasers at or prior to the time of any sale of our common stock.

Providence will bear all costs, expenses and fees in connection with the registration of our common stock. The selling security holders will bear all commissions and discounts, if any, attributable to the sales of shares. The selling security holders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

LEGAL PROCEEDINGS

Providence is not a party to any pending legal proceeding or litigation. Further, Providence's officers and directors know of no legal proceedings against them or Providence's business being contemplated by any governmental authority.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following table sets forth the name, age and position of each director and executive officer of Providence:

Name	Age	Year Elected/Appointed	Positions Held
Gilbert Burciaga	54	2007	CEO, CFO, PAO, and Director
Markus Müller	49	2003	Chairman of the Board of Directors
Nora Coccaro	51	1999	Director
Christian Russenberger	40	2008	Director

Gilbert Burciaga was appointed as Providence's chief executive officer, chief financial officer, principal accounting officer, and director on July 2, 2007.

Mr. Burciaga is currently a director of Miller Energy, LLC, a privately owned oil and gas company based in Lafayette, Louisiana with interests in the Barnett Shale in the Fort Worth area, as well as the chairman/chief executive officer of Miller Energy, LLC's gas marketing company, Vintage Gas Marketing, LLC. Mr. Burciaga has been involved in the natural gas supply and marketing business for over 25 years in which time he was a founding member of Dynegy, Inc. Mr. Burciaga served as one of six senior vice-presidents involved in the startup and development of Dynegy, which became a Fortune 500 trading company. Between 1992 and 1997, Mr. Burciaga was the president of NGC Energy Resources, a division of Dynegy. NGC Energy Resources focused on the acquisition and operation of downstream assets.

Markus Müller was appointed to Providence's board of directors on May 28, 2003.

Mr. Müller currently acts as a director of Scherrer & Partner Portfolio Management AG Zurich and of First Equity Securities AG Zurich. He has held these positions since August of 2000. Both companies are involved in asset management for private clients and manage investment funds. Prior to Mr. Müller's current engagements, he acted as a director of Jefferies (Switzerland) AG Zurich and as the managing director of Jefferies Management AG Zug (Switzerland) from 1995 until 2000. The Jefferies companies are also involved in asset management for private clients.

Nora Coccaro was appointed to Providence's board of directors on November 16, 1999.

Ms. Coccaro attended medical school at the University of Uruguay before becoming involved in the management of public entities. Ms. Coccaro serves with the following companies: (i) an officer and director (November 2005 to present) of ASP Ventures, Inc., an OTC: BB quoted company without operations; (ii) an officer and director (December 2005 to present) of Newtech Resources, Inc., an OTC: BB quoted company without operations; and (iii) an officer and director (March 2007 to present) of Enwin Resources, Inc, an OTC: BB quoted company without operations.

Ms. Coccaro has also served as follows: (i) an officer and director (January 2000 to June 2007) of Sibling Entertainment Corp. (formerly Sona Development Corp.) an OTC: BB quoted company formerly without operations; (ii) an officer and director (February 2000 to January 2004) of SunVesta Inc. (formerly OpenLimit, Inc.), an OTC: BB quoted company formerly involved in credit card encryption technology; and (iii) a director (February 2004 to March 2007) of Solar Energy Limited, an OTC:BB quoted company involved in the development of alternative sources of energy.

Between September 1998 and December 2005 Ms. Coccaro acted as the Consul of Uruguay to Western Canada.

Christian Russenberger was appointed to Providence's board of directors on March 31, 2008.

Mr. Russenberger is the sole owner and director of CR Innovations Holding AG, CR Innovations AG (financial consulting), Global Project Finance AG (long term investments), T2MConnect International AG (telecom operations) and Satellutions GmbH (telecom operations). Since 2004 Mr. Russenberger has been involved in the management and direction of each of these companies. Prior to his current experience Mr. Russenberger worked with Finter Bank in Zurich, Switzerland (from 1993 to 2004) as a relationship manager and analyst. Before joining Finter Bank, Mr. Russenberger worked in Zurich as an analyst with Anlage-und Kreditbank AKB (from 1991 to 1993) and Bank Leu AG (from 1990 to 1991).

No persons other than executive officers or directors of Providence are expected to make any significant contributions to management.

Term of Office

Our directors are appointed for staggered terms of one (1) year, two (2) years and three (3) years to hold office until the next annual meeting of our shareholders or until removed from office in accordance with our bylaws. Our executive officers are appointed by our board of directors and hold office until removed by the board.

Family Relationships

There are no family relationships between or among the directors or executive officers

Director Independence

Providence is quoted on the OTC Bulletin Board inter-dealer quotation system, which does not have director independence requirements. However, for purposes of determining director independence, we have applied the definitions set out in NASDAQ Rule 4200(a)(15). NASDAQ Rule 4200(a)(15) states that a director is not considered to be independent if he or she is also an executive officer or employee of the corporation. Accordingly, we consider Mr. Russenberger to be an independent director.

Involvement in Certain Legal Proceedings

To the best of our knowledge, during the past five years, none of the following occurred with respect to a present or former director, executive officer, or employee: (1) any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time; (2) any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offences); (3) being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his or her involvement in any type of business, securities or banking activities; and (4) being found by a court of competent jurisdiction (in a civil action), the Commission or the Commodities Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Board of Directors Committees

The board of directors has not established an audit committee. An audit committee typically reviews, acts on and reports to the board of directors with respect to various auditing and accounting matters, including the recommendations and performance of independent auditors, the scope of the annual audits, fees to be paid to the independent auditors, and internal accounting and financial control policies and procedures. Certain stock exchanges currently require companies to adopt a formal written charter that establishes an audit committee that specifies the scope of an audit committee's responsibilities and the means by which it carries out those responsibilities. In order to be listed on any of these exchanges, Providence will be required to establish an audit committee. The board of directors has not established a compensation committee.

Director Compensation

Non-employee directors are currently compensated for attending meetings and all directors are reimbursed for out-of-pocket costs incurred in connection with meetings. We also had a consulting agreement with the chairman of our board of directors for the rendition of services pertinent to our operation (see the *Summary Compensation Table,* below) that terminated effective March 31, 2008.

The following table provides summary information for the years 2008 and 2007 concerning cash and non-cash compensation paid or accrued by Providence to or on behalf of our directors.

Summary Compensation Table								
Name	Year	Fees earned or paid in cash ($)	Stock awards ($)	Option Awards ($)	Non-equity incentive plan compensation ($)	Nonqualified deferred compensation ($)	All other compensation ($)	Total ($)
Markus Müller	2008[1] 2007[2]	2,000 -	22,500 90,000	- -	- -	- -	- -	24,500 90,000
Christian Russenberger	2008[3]	2,500	-	-	-	-	-	2,500

[1]   Pursuant to a consulting agreement terminated on March 31, 2008, paid with 150,000 shares of our common stock.
[2]   Pursuant to a consulting agreement, paid with 600,000 shares of our common stock.
[3]   Appointed to the board of directors on March 31, 2008.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information concerning the ownership of Providence's 60,261,118 shares of common stock issued and outstanding as of June 23, 2008, with respect to: (i) all directors; (ii) each person known by us to be the beneficial owner of more than five percent of our common stock; and (iii) our directors and executive officers as a group.

Names and Addresses of Managers and Beneficial Owners	*Title of Class*	*Number of Shares*	*Percent of Class*
Gilbert Burciaga*, CEO, CFO, PAO, director 5300 Bee Caves Rd Bldg 1 Suite 240 Austin, Texas 78746	Common	0	0%
Markus Müller, director Bleicherweg 66, 8022 Zurich, Switzerland	Common	8,434,384	14.01%
Nora Coccaro, director 2610-1066 West Hastings St., Vancouver, BC. Canada	Common	453,520	0.75%
Christian Russenberger**, director Meierhofrain 36 8820 Wadenswil	Common	1,120,000	1.86%
Nicolas Mathys Weinberghohe 17, 6340 Baar, Switzerland	Common	3,366,670	5.59%
Officer and directors (4) as a group	Common	10,007,904	16.61%

* Gilbert Burciaga is the owner of 4,500,000 options to purchase 4,500,000 shares at $0.20 until June 12, 2018.
**Christian Russenberger is the owner of 1,120,000 shares held by Global Project Finance AG. He is also the owner of warrants to purchase 122,640 shares at $0.72 until November 7, 2009, and warrants to purchase 166,543 shares at $0.30 until December 1, 2010, held by CR Innovations AG.

DESCRIPTION OF SECURITIES

The following is a summary of the material terms of Providence's capital stock. This summary is subject to and qualified by our articles of incorporation and bylaws.

Common Stock

As of June 23, 2008, there were 243 shareholders of record holding a total of 60,261,118 shares of fully paid and non-assessable common stock of the 250,000,000 shares of common stock, par value $0.0001, authorized. The board of directors believes that the number of beneficial owners is greater than the number of record holders because a portion of our outstanding common stock is held in broker "street names" for the benefit of individual investors. The holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Holders of the common stock have no preemptive rights and no right to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

As of June 23, 2008, there were no shares issued and outstanding of the 25,000,000 shares of preferred stock authorized. The par value of the preferred stock is $0.0001 per share. Providence's preferred stock may have such rights, preferences and designations and may be issued in such series as determined by the board of directors.

Warrants

As of June 23, 2008, Providence has 7,267,650 warrants outstanding. Providence has issued (i) 348,000 common share purchase warrants exercisable at $0.30 per share at any time until December 1, 2010, (ii) 6,684,960 common share purchase warrants exercisable at $1.00 per share at any time until July 25, 2009, (iii) 188,190 common share purchase warrants exercisable at $0.72 per share at any time until November 7, 2009, and (iv) 46,500 common share purchase warrants exercisable at $0.72 per share at any time until November 20, 2009.

Stock Options

As of June 23, 2008, Providence had 16,187,500 outstanding stock options to purchase shares of our common stock all of which are exercisable at $0.20 per share until June 12, 2018 subject to certain terms and conditions of vesting based on the satisfaction of criteria pertaining to tenure and performance.

Convertible Debentures and Notes

The outstanding convertible debentures and notes issued by Providence are as follows:

During 2007, Providence issued secured eight convertible promissory notes in the aggregate amount of $5,000,000 with interest at 10% per annum. The principal and accrued interest on the notes may be converted into shares of Providence's common stock at any time until three years from the date of issuance at a conversion price of $0.08. The notes were issued as follows: one note in the principal amount of $1,000,000 was issued on April 29, 2007, one note in the principal amount of $1,000,000 was issued on May 31, 2007, four notes with an aggregate value of $2,500,000 were issued on August 8, 2007, and two notes with an aggregate value of $500,000 were issued on August 15, 2007.

During 2005, Providence issued seven convertible debentures in the aggregate amount of $3,320,000 with interest at 7% per annum. The principal and accrued interest on the notes may be converted into shares of Providence's common stock at any time for five years from the date of issuance at a conversion price of $0.35. The notes were issued on November 28, 2005.

Dividends

Providence has not declared any cash dividends since inception and does not anticipate paying any dividends in the near future. The payment of dividends is within the discretion of the board of directors and will depend on our earnings, capital requirements, financial condition, and other relevant factors. There are no restrictions that currently limit Providence's ability to pay dividends on its common stock other than those generally imposed by applicable state law.

Transfer Agent and Registrar

Providence's transfer agent and registrar is Interwest Transfer, 1981 E. Murray-Holladay Road, Holladay, Utah, 84117–5164. Interwest's phone number is (801) 272-9294.

INTEREST OF NAMED EXPERTS AND COUNSEL

No expert or counsel whose services were used in the preparation of this prospectus was hired on a contingent basis or will receive a direct or indirect interest in Providence.

Legal Matters

The validity of the shares of common stock offered hereby will be passed upon for Providence by Gerald Einhorn, Esq.

Auditors

Providence's audited financial statements as of December 31, 2007 and 2006, audited by Chisholm, Bierwolf & Nilson, LLC, Providence's independent auditors, have been included in this registration statement in reliance upon the reports and review of Chisholm, Bierwolf & Nilson, LLC, given their authority as experts in accounting and auditing.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. If a claim for indemnification is asserted by such director, officer or controlling person, the registrant will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue, unless the indemnification claim is for expenses incurred by one of the registrant's directors, officers or controlling persons in the successful defense of any action, suit or proceeding.

DESCRIPTION OF BUSINESS

Corporate History

Providence was incorporated under the laws of the State of Texas on February 17, 1993, as "GFB Alliance Services, Inc." We have since undergone several name changes and on May 13, 1999, pursuant to an amendment to our articles of incorporation, adopted the name "Healthbridge, Inc." During early 2002 we acquired exclusive ownership and intellectual property rights for a medical waste disposal technology. Prior to year end 2005 we decided to discontinue all operations due to our inability to successfully commercialize this technology.

Providence decided to enter into the oil and gas business in November of 2005. We executed a secured promissory note with Providence Exploration dated December 1, 2005, to loan up to $5,000,000 to fund its oil and gas exploration, development activities and lease purchases. On April 10, 2006, we executed a Securities Exchange Agreement with Providence Exploration and the membership unit holders of Providence Exploration and concurrently entered into a Note Exchange Agreement with the holders of certain of Providence Exploration's promissory notes, which agreements resulted in the acquisition of Providence Exploration as a wholly owned subsidiary on September 29, 2006, at which time we changed our name to "Providence Resources, Inc."

The Business

Val Verde County

Providence's interests in Val Verde County include 12,832 acres of oil and gas leases containing multiple target zones within a large structure delineated by prior seismic and drilling in the area. The Val Verde leases lie along a trend that has produced from multiple large gas fields, including the Gomez field, which has produced 10.6 trillion cubic feet to date, the Brown Bassett, which has produced 1.6 trillion cubic feet to date, and the JM Field, which has produced 650 billion cubic feet to date.

On March 27, 2007 Providence engaged TRNCO Petroleum Corporation ("TRNCO") to implement an I/O two recording system in combination with the latest state-of-the-art acquisition and processing parameters to obtain high quality 3D seismic data from the Val Verde County leases. The data collected is intended to illuminate deep gas targets at depths ranging from 14,000 to 16,000 feet in the Ellenberger carbonate, Strawn carbonate and Pennsylvanian-Wolfcamp sandstone reservoirs which underlie our leasehold interests over 57 square miles. TRNCO was responsible for supervising the acquisition, processing, licensing, and interpretation of the seismic data while Dawson Geophysical Company ("Dawson") was engaged to obtain the actual 3D seismic data.

Dawson went to work on the property obtaining seismic data at a rate of one square mile per day delivering data on a weekly basis. Demux and geometry work was performed on accumulated data as it was received. Actual data acquisition was completed by the end of November. Providence engaged Fairfield Industries Incorporated ("FairField") and consultant Sam Ting to process and interpret the Val Verde seismic data. Fairfield is well known worldwide for developing and operating sophisticated software and hardware configurations to process data that creates accurate images of the Earth's subsurface for geologic interpretation. High-performance networking that utilizes workstation cluster technology empowers Fairfield with supercomputing capabilities that generate superior algorithms with the best available noise reduction, multiple removal, pre-stack time, depth imaging, and multi-component seismic processing. Superior hardware and software capabilities, coupled with international experience in marine streamer, shallow water, transition zone, and high land seismic data analysis and processing enable Fairfield to provide geophysical services in a timely and cost-effective manner.

Providence is now in the later stages of processing seismic data obtained from the Val Verde leases. Several geological features have been identified that require further interpretation prior to defining potential drill targets. We are also evaluating the seismic information and reviewing area maps in an effort to generate additional data on the leases. Meanwhile, Providence's management and consultants are reviewing general geological and reservoir attributes in order to optimize seismic processing for mapping fractured reservoirs. The ultimate seismic challenge facing Providence is to map the most productive pays from Ellenberger carbonate to Strawn carbonate represented by compartmentalized and hydro-thermally fractured dolomitic reservoirs. The anticipated final processing of seismic data by our team of dedicated professionals is expected in June 2008. Initial drilling on the leases is anticipated within the third quarter of 2008. In the event that we do not begin drilling by early 2009 the Val Verde County leases will begin to expire.

Comanche and Hamilton Counties

Providence's interests in Comanche and Hamilton Counties included 7,374 acres of oil and gas leases. Seismic work was completed on the leases in 2006. Initial drill targets were identified and Harding Company drilled four wells. None of the wells indicated that commercial quantities of gas that could be produced on an economic basis and were abandoned. We now retain approximately 3,000 acres of the original acreage leased in Comanche and Hamilton Counties as several of the leases have expired due to non-production. No additional wells are anticipated for these leases until such time as further evaluation of existing work is completed.

Competition

The oil and gas business in Texas is highly competitive. We compete with over 1,000 independent companies, many with greater financial resources and larger staff than we have available. Texas hosts approximately 40 significant independent operators including Marathon Oil, Houston Exploration Company and Newfield Exploration Company in addition to over 950 smaller operations with no single producer dominating the area. Major operators such as Exxon, Shell Oil, ConocoPhillips, Mobil and others that are considered major players in the oil and gas industry retain significant interests in Texas. We believe that we can successfully compete against the independent companies by focusing our efforts on the efficient development of our leases.

Marketability

The products to be sold by us, oil and natural gas, are commodities purchased by many distribution and retail companies. Crude oil can be sold whenever it is produced subject to transportation cost. Natural gas requires transportation from point of production to the purchaser by pipeline. Providence does not produce oil or gas products for market at this time.

Patents, Trademarks, Licenses, Franchises, Concessions, Royalty Agreements and Labor Contracts

We currently have no patents, trademarks, licenses, franchises, concessions, or labor contract, except the leases we have acquired for oil, gas and mineral interests do provide for the payment of royalties in the event production is realized.

Governmental and Environmental Regulation

Providence's oil and gas exploration, including future production and related operations are subject to extensive rules and regulations promulgated by federal and state agencies. Failure to comply with such rules and regulations can result in substantial penalties. The regulatory burden on the oil and gas industry adds to our cost of doing business and affects our profitability. Because such rules and regulations are frequently amended or interpreted differently by regulatory agencies, we are unable to accurately predict the future cost or impact of complying with such laws.

Providence's oil and gas exploration and future production operations are and will be affected by state and federal regulation of gas production, federal regulation of gas sold in interstate and intrastate commerce, state and federal regulations governing environmental quality and pollution control, state limits on allowable rates of production by a well or pro-ration unit and the amount of gas available for sale, state and federal regulations governing the availability of adequate pipeline and other transportation and processing facilities, and state and federal regulation governing the marketing of competitive fuels. For example, a productive gas well may be "shut-in" because of an over-supply of gas or lack of an available gas pipeline in the areas in which we may conduct operations. State and federal regulations generally are intended to prevent waste of oil and gas, protect rights to produce oil and gas between owners in a common reservoir, control the amount of oil and gas produced by assigning allowable rates of production and control contamination of the environment. Pipelines are subject to the jurisdiction of various federal, state and local agencies.

Many state authorities require permits for drilling operations, drilling bonds and reports concerning operations and impose other requirements relating to the exploration and production of oil and gas. Such states also have ordinances, statutes or regulations addressing conservation matters, including provisions for the unitization or pooling of properties, the regulation of spacing, plugging and abandonment of wells, and limitations establishing maximum rates of production from wells. Texas regulations do provide certain limitations with respect to our operations.

Environmental Regulation

The recent trend in environmental legislation and regulation has been generally toward stricter standards, and this trend will likely continue. Providence does not presently anticipate that we will be required to expend amounts relating to future oil and gas production operations that are material in relation to our total capital expenditure program by reason of environmental laws and regulations, but because such laws and regulations are subject to interpretation by enforcement agencies and are frequently changed by legislative bodies, we are unable to accurately predict the ultimate cost of such compliance for 2008.

Providence is subject to numerous laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. These laws and regulations may require the acquisition of a permit before drilling commences, restrict the types, quantities and concentration of various substances that can be released into the environment in connection with drilling and production activities, limit or prohibit drilling activities on certain lands lying within wilderness, wetlands, and areas containing threatened and endangered plant and wildlife species, and impose substantial liabilities for unauthorized pollution resulting from our operations.

The following environmental laws and regulatory programs appear to be the most significant to our operations in 2008:

Clean Water and Oil Pollution Regulatory Programs — The Federal Clean Water Act ("CWA") regulates discharges of pollutants to surface waters. The discharge of crude oil and petroleum products to surface waters also is precluded by the Oil Pollution Act ("OPA"). Our operations are inherently subject to accidental spills and releases of crude oil and drilling fluids that may give rise to liability to governmental entities or private parties under federal, state or local environmental laws, as well as under common law. Minor spills may occur from time to time during the normal course of our future production operations. We will maintain spill prevention control and countermeasure plans ("SPCC plans") for facilities that store large quantities of crude oil or petroleum products to prevent the accidental discharge of these potential pollutants to surface waters.

Clean Air Regulatory Programs — Our operations are subject to the federal Clean Air Act ("CAA"), and state implementing regulations. Among other things, the CAA requires all major sources of hazardous air pollutants, as well as major sources of certain other criteria pollutants, to obtain operating permits, and in some cases, construction permits. The permits must contain applicable Federal and state emission limitations and standards as well as satisfy other statutory and regulatory requirements. The 1990 Amendments to the CAA also established new monitoring, reporting, and recordkeeping requirements to provide a reasonable assurance of compliance with emission limitations and standards. Providence Exploration currently obtains construction and operating permits for our compressor engines; we are not presently aware of any potential adverse claims in this regard.

Waste Disposal Regulatory Programs — Our operations will generate and result in the transportation and disposal of large quantities of produced water and other wastes classified by EPA as "non-hazardous solid wastes". The EPA is currently considering the adoption of stricter disposal and clean-up standards for non-hazardous solid wastes under the Resource Conservation and Recovery Act ("RCRA"). In some instances, EPA has already required the clean up of certain non-hazardous solid waste reclamation and disposal sites under standards similar to those typically found only for hazardous waste disposal sites. It also is possible that wastes that are currently classified as "non-hazardous" by EPA, including some wastes generated during our drilling and production operations, may in the future be reclassified as "hazardous wastes". Because hazardous wastes require much more rigorous and costly treatment, storage, transportation and disposal requirements, such changes in the interpretation and enforcement of the current waste disposal regulations would result in significant increases in waste disposal expenditures.

The Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") — CERCLA, also known as the "Superfund" law, imposes liability, without regard to fault or the legality of the original conduct, on certain classes of persons who are considered to have caused or contributed to the release or threatened release of a "hazardous substance" into the environment. These persons include the current or past owner or operator of the disposal site or sites where the release occurred and companies that transported disposed or arranged for the disposal of the hazardous substances under CERCLA. These persons may be subject to joint and several liabilities for the costs of cleaning up the hazardous substances that have been released into the environment and for damages to natural resources. Providence is not presently aware of any potential adverse claims in this regard.

Texas Railroad Commission — The State of Texas has promulgated certain legislative rules pertaining to exploration, development and production of oil and gas that are administered by the Texas Railroad Commission. The rules govern permitting for new drilling, inspection of wells, fiscal responsibility of operators, bonding wells, the disposal of solid waste, water discharge, spill prevention, liquid injection, waste disposal wells, schedules that determine the procedures for plugging and abandonment of wells, reclamation, annual reports and compliance with state and federal environmental protection laws. We believe that we will function in compliance with these rules.

We believe that all of our operations are in substantial compliance with current applicable federal, state and local environmental laws and regulations and that continued compliance with existing requirements will not have a material adverse effect our financial position, cash flows or results of operations. There can be no assurance, however, that current regulatory requirements will not change, currently unforeseen environmental incidents will not occur or past non-compliance with environmental laws or regulations will not be discovered.

Employees

Providence currently has 2 employees. We also use an independent operator and contractors to assist us in managing our interests in oil and gas properties. Management also uses consultants, attorneys, and accountants as necessary to assist in the development of our business.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This *Management's Discussion and Analysis of Financial Condition and Results of Operations* and other parts of this post-effective amendment to our registration statement contain forward-looking statements that involve risks and uncertainties. Forward-looking statements can also be identified by words such as "anticipates," "expects," "believes," "plans," "predicts," and similar terms. Forward-looking statements are not guarantees of future performance and our actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such differences include but are not limited to those discussed in the subsection entitled *Forward-Looking Statements and Factors That May Affect Future Results and Financial Condition* below. The following discussion should be read in conjunction with our financial statements and notes thereto included in this post-effective amendment. Our fiscal year end is December 31. All information presented herein is based on the three month periods ended March 31, 2008 and 2007 and on the years ended December 31, 2007 and 2006.

Discussion and Analysis

Over the next twelve months we intend to initiate drilling on the Val Verde leases based upon the results of our final seismic analysis, which will include multiple deep drilling targets for natural gas production anticipated to begin within the third quarter of 2008. We will also evaluate the prospect of further development of acreage that remains under lease in Comanche and Hamilton Counties.

Providence's business development strategy is prone to significant risks and uncertainties that can have an immediate impact on efforts to realize net cash flow. In the near term, we will not be able to generate sufficient cash flow from operations to sustain our business as we continue to incur lease development expenses without any corresponding revenue. Further, we can offer no assurance that our efforts to identify commercial quantities of oil or gas that can be produced economically will be successful or that Providence will ever produce revenue from oil and gas exploration activities.

Results of Operations

During the three months ended March 31, 2008, Providence was involved in evaluating seismic data obtained from the Val Verde leases as well as satisfying continuous public disclosure requirements. During the year ended December 31, 2007, Providence was involved in (i) raising additional capital by way of loans to fund the exploration and development of those properties under lease, (ii) evaluating the performance and results of drilling activities on the Comanche and Hamilton County leases, and (iii) seismically exploring for gas prospects within the Val Verde leases.

Providence has been funded since inception primarily from public or private debt or equity placements. While we expect to begin oil and gas drilling operations on our Val Verde leases in the third quarter of 2008, we can provide no assurance that we will produce revenue within the next twelve months

Net Losses

For the period from inception until March 31, 2008, Providence incurred net losses of $39,115,206. Net losses for the three month period ended March 31, 2008 were $996,247 as compared to $277,574 for the three month period ended March 31, 2007. The increase in net losses over the comparative periods can be attributed to an increase in interest expenses. We did not generate any revenue during the current period.

Net losses for the year ended December 31, 2007 were $22,204,275 as compared to $6,761,584 for the year ended December 31, 2006. The increase in net losses over the comparative periods can be primarily attributed to a loss associated with impairment charges to our oil and gas leases and pipeline.

We will likely continue to operate at a loss through fiscal 2008 due to the nature of Providence's oil and gas exploration and development operations and we cannot determine whether we will ever generate revenues from operations.

Expenses

General and administrative expenses for the three month period ended March 31, 2008 were $188,019 as compared to $220,469 for the three month period ended March 31, 2007. The decrease in general and administrative expenses over the comparative periods can be primarily attributed to decreases in legal, consulting, and accounting costs.

General and administrative expenses for the year ended December 31, 2007 were $1,120,602 as compared to $2,121,062 for the year ended December 31, 2006. The decrease in general and administrative expenses over the comparative periods can be primarily attributed to decreases in legal, consulting, and accounting costs.

We expect that general and administrative expenses will remain relatively consistent in future periods.

Other Income (Expenses)

Interest expense for the three month period ended March 31, 2008 was $808,682 as compared to $68,400 for the three month period ended March 31, 2007. Of the interest expense in the current period, $576,799 is due to the amortization of the discount on the face value of our long-term promissory notes. Interest income for the three month period ended March 31, 2008 was $454 as compared to $11,295 for the three month period ended March 31, 2007

Other expenses for the year ended December 31, 2007 included $21,083,673 in impairment charges associated with exploration activities in Comanche County as compared to other expenses of $4,666,299 for the year ended December 31, 2006. During the year ended December 31, 2007, management determined that the accounting values for our oil and gas leases and our oil and gas pipeline were too high in relation to the probability of recouping expenses attributed to the Comanche County exploration activities. This determination was made based our failure to discover commercial quantities of oil and gas on the Comanche County/Hamilton County leases and those expenses attributed to the construction of a pipeline to non-productive wells. Accordingly, we recorded impairment charges of $17,881,092 on the leases and $1,509,734 on the pipeline. Impairment charges were offset by a decrease in interest expense to $1,554,288 for the year ended December 31, 2007 from $5,102,503 for the year ended December 31, 2006.

Depreciation, amortization and impairment expenses for the three month periods ended March 31, 2008 and 2007 were $20,399 and $8,100 respectively.

Depreciation expenses for the years ended December 31, 2007 and 2006 was $9,911 and $9,544 respectively.

Income Tax Expense (Benefit)

Providence has a prospective income tax benefit resulting from a net operating loss carryforward and start up costs that will offset any future operating profit.

Impact of Inflation

Providence believes that inflation has had an effect on operations due to the increased interest in oil and gas exploration over the last three years which has increased prices for labor, maintenance services and equipment. We believe that we can offset inflationary increases by improving operating efficiencies.

Capital Expenditures

Providence spent no amounts on capital expenditures for the period from February 17, 1993 (inception) to March 31, 2008, except those costs of unproved oil and gas properties, pipeline construction, and related exploration costs.

Liquidity and Capital Resources

Providence has been in the development stage since inception and has experienced significant changes in liquidity, capital resources, and stockholders' equity.

For the period from inception until March 31, 2008, Providence's cash flow used in operating activities was $4,526,753. Cash flows used in operating activities for the three month period ended March 31, 2008 were $140,845 compared to $512,346 for the three month period ended March 31, 2007. The cash flows used in operating activities during the current period is due primarily to general and administrative expenses. Cash flows used in operating activities were $227,453 for the year ended December 31, 2007, compared to cash flows used in operating activities of $211,623 for the year ended December 31, 2006. The cash flows used in operating activities during the current period is due primarily to net losses.

For the period from inception until March 31, 2008, Providence's cash flow used in investing activities was $17,622,021. Cash flows provided by investing activities for the three month period ended March 31, 2008 were $60,000 compared to cash flows used in investing activities $1,103,425 for the three month period ended March 31, 2007. Cash flows provided by investing activities in the current period are from cash collected from a note receivable. Cash flows used in investing activities were $6,069,257 for the year ended December 31, 2007, compared to $8,379,886 for the year ended December 31, 2006. Cash flows used in investing activities focused on obtaining seismic data in connection with the Val Verde County leases.

For the period from inception until March 31, 2008, Providence's cash flow provided by financing activities was $23,233,504. Cash flows provided by financing activities for the three month period ended March 31, 2008 were $0 compared to $533,956 for the three month period ended March 31, 2007. Cash flows from financing activities were $5,936,700 for the year ended December 31, 2007, compared to $8,096,026 for the year ended December 31, 2006. Cash flows from financing activities during the current period consisted of proceeds from convertible promissory notes of $5,000,000, proceeds from notes payable, and the sale of common stock.

Providence had current assets of $1,374,730 as of March 31, 2008 which consisted of cash on hand of $1,084,730 and a note receivable of $290,000, down from current assets of $1,588,971 as of December 31, 2007. We had total assets of $15,490,315 as of March 31, 2008 which consisted of current assets as well as undeveloped oil and gas leases, down from total assets of $34,266,567 as of December 31, 2007. We had current liabilities of $1,835,734 and total liabilities of $7,289,049 as of March 31, 2008, down from current liabilities of $3,811,881 and total liabilities of $8,407,576 as of December 31, 2007. Stockholders equity in Providence was $8,050,293 as of March 31, 2008, down from $27,868,767 at December 31, 2007.

We had a working capital deficit of $461,004 as of March 31, 2008, down from $2,247,566 as of December 31, 2007, and have funded our cash needs from inception primarily through a series of debt and equity transactions, including several private placements. We do not believe that our current assets are sufficient to conduct our exploration and development activities over the next twelve months. No assurances can be given that additional funding, needed to explore and develop our lease interests, will be available to us on acceptable terms or at all. Our inability to obtain funding would have a material adverse affect on our business.

Providence has no current plans for the purchase or sale of any plant or equipment.

We have no current plans to make any changes in the number of employees.

Off Balance Sheet Arrangements

As of March 31, 2008, Providence has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources that is material to stockholders.

Going Concern

Providence's audit expressed substantial doubt as to Providence's ability to continue as a going concern due to significant losses from operations and dependence on financings to sustain operations. These conditions raise substantial doubt about Providence's ability to continue as a going concern.

Our ability to continue as a going concern requires that we either realize net income from operations or obtain funding from outside sources. Since our business plan cannot assure revenue within the next twelve months, management's plan to maintain our ability to continue as a going concern includes: (i) the private placement of debt or equity; (ii) realizing prospective oil and gas revenues; (iii) obtaining shareholder loans; and (iv) converting existing debt to equity.

Although management believes that they will be able to obtain the funding necessary for us to continue as a going concern there can be no assurances that the anticipated means for maintaining this objective will prove successful.

Forward Looking Statements and Factors That May Affect Future Results and Financial Condition

The statements contained in the section titled *Management's Discussion and Analysis of Financial Condition and Results of Operations* and elsewhere in this registration statement, with the exception of historical facts, are forward looking statements. Forward looking statements reflect our current expectations and beliefs regarding our future results of operations, performance, and achievements. These statements are subject to risks and uncertainties and are based upon assumptions and beliefs that may or may not materialize. These statements include, but are not limited to, statements concerning:

- our anticipated financial performance;
- uncertainties related to oil and gas exploration and development;
- our ability to generate revenues through oil and gas production to fund future operations;
- our ability to raise additional capital to fund cash requirements for future operations;
- the volatility of the stock market; and
- general economic conditions.

We wish to caution readers that our operating results are subject to various risks and uncertainties that could cause our actual results to differ materially from those discussed or anticipated, including the factors set forth in the section entitled *Risk Factors* included elsewhere in this post-effective amendment. We also wish to advise readers not to place any undue reliance on the forward looking statements contained in this post-effective amendment, which reflect our beliefs and expectations only as of the date of this post-effective amendment. We assume no obligation to update or revise these forward looking statements to reflect new events or circumstances or any changes in our beliefs or expectations, other that is required by law.

Stock-Based Compensation

On January 1, 2006, we adopted SFAS No. 123 (revised 2004) (SFAS No. 123R), Share-Based Payment, which addresses the accounting for stock-based payment transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments. In January 2005, the Securities and Exchange Commission (Commission) issued Staff Accounting Bulletin (SAB) No. 107, which provides supplemental implementation guidance for SFAS No. 123R. SFAS No. 123R eliminates the ability to account for stock-based compensation transactions using the intrinsic value method under Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and instead generally requires that such transactions be accounted for using a fair-value-based method. We use the Black-Scholes-Merton ("BSM") option-pricing model to determine the fair-value of stock-based awards under SFAS No. 123R, consistent with that used for pro forma disclosures under SFAS No. 123, Accounting for Stock-Based Compensation. We have elected the modified prospective transition method as permitted by SFAS No. 123R and accordingly prior periods have not been restated to reflect the impact of SFAS No. 123R. The modified prospective transition method requires that stock-based compensation expense be recorded for all new and unvested stock options, restricted stock, restricted stock units, and employee stock purchase plan shares that are ultimately expected to vest as the requisite service is rendered beginning on January 1, 2006, the first day of our fiscal year 2006. Stock-based compensation expense for awards granted prior to January 1, 2006 is based on the grant date fair-value as determined under the pro forma provisions of SFAS No. 123.

Prior to the adoption of SFAS No. 123R, we measured compensation expense for our employee stock-based compensation plans using the intrinsic value method prescribed by APB Opinion No. 25. We applied the disclosure provisions of SFAS No. 123 as amended by SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure, as if the fair-value-based method had been applied in measuring compensation expense. Under APB Opinion No. 25, when the exercise price of Providence's employee stock options was equal to the market price of the underlying stock on the date of the grant, no compensation expense was recognized.

We account for equity instruments issued in exchange for the receipt of goods or services from other than employees in accordance with SFAS No. 123 and the conclusions reached by the Emerging Issues Task Force ("EITF") in Issue No. 96-18. Costs are measured at the estimated fair market value of the consideration received or the estimated fair value of the equity instruments issued, whichever is more reliably measurable. The value of equity instruments issued for consideration other than employee services is determined on the earliest of a performance commitment or completion of performance by the provider of goods or services as defined by EITF 96-18.

Critical Accounting Policies

In the notes to the audited consolidated financial statements for Providence for the year ended December 31, 2007, Providence's auditors discussed those accounting policies that are considered to be significant in determining the results of operations and financial position. Providence's auditors believe that their accounting principles conform to accounting principles generally accepted in the United States of America.

The preparation of financial statements requires management to make significant estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. By their nature, these judgments are subject to an inherent degree of uncertainty. On an on-going basis, we evaluate our estimates, including those related to bad debts, inventories, intangible assets, warranty obligations, product liability, revenue, and income taxes. We base our estimates on historical experience and other facts and circumstances that are believed to be reasonable, and the results form the basis for making judgments about the carrying value of assets and liabilities. The actual results may differ from these estimates under different assumptions or conditions.

Revenue Recognition

Revenues are recorded upon the completion of the services, with the existence of an agreement and where collectability is reasonably assured. Oil and natural gas production revenue, if any, will be recognized at the time and point of sale after the product has been extracted from the ground.

Recent Accounting Pronouncements

In March 2008, the FASB issued SFAS 161 which amends and expands the disclosure requirements of SFAS 133 to provide an enhanced understanding of an entity's use of derivative instruments, how they are accounted for under SFAS 133 and their effect on the entity's financial position, financial performance and cash flows. The provisions of SFAS 161 are effective for the period beginning after November 15, 2008. Providence is currently reviewing the effect, if any, that the adoption of this statement will have on our financial statements.

DESCRIPTION OF PROPERTY

Oil and Gas Properties

Providence has approximately 12,832 acres of oil and gas leases located in Val Verde County, Texas and approximately 3,000 acres of oil and gas leases in Comanche and Hamilton County.

Drilling Activity

In the last three fiscal years, Providence has drilled no productive wells. In 2006 and 2007 we drilled four exploratory wells on our leases in Comanche County which failed to produce economically recoverable quantities of oil or gas.

Present Activities

As of the date of this post-effective amendment to our registration statement on Form S-1, Providence is not in the process of drilling wells, installing waterfloods, performing pressure maintenance operations, or performing any other related operations other than the interpretation of seismic data obtained in connection with its Val Verde leases in anticipation of identifying drill targets.

Delivery Commitments

Providence has not contracts to provide a fixed and determinable quantity of oil or gas.

Undeveloped Acreage

All acreage in which Providence maintains an interest is to be considered undeveloped acreage. Undeveloped acreage is considered to be those lease acres on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and gas regardless of whether or not such acreage contains proved reserves. Undeveloped acreage should not be confused with undrilled acreage held by production under the terms of a lease.

Oil and Gas Reserves

Oil and gas reserves for our properties have not been determined as of the date of this post-effective amendment.

Oil and Gas Titles

As is customary in the oil and gas industry, we perform only a perfunctory title examination at the time of acquisition of undeveloped properties. Prior to the commencement of drilling, in most cases, and in any event where we are the operator, a title examination is conducted and significant defects remedied before proceeding with operations. We believe that the title to our properties is generally acceptable to a reasonably prudent operator in the oil and gas industry. The properties owned by us are subject to royalty, overriding royalty, and other interests customary in the industry, liens incidental to operating agreements, current taxes and other burdens, minor encumbrances, easements, and restrictions. We do not believe that any of these burdens materially detract from the value of the properties or will materially interfere with their use in the operation of our business.

Office and Warehouse Facilities

Providence currently maintains limited office space in Austin, Texas at 5300 Bee Caves Rd, Bldg 1 Suite 240, Austin Texas, 78746 for which we pay no rent. We believe that our office space will be adequate for the foreseeable future.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

None of our directors or executive officers, nor any proposed nominee for election as a director, nor any person who beneficially owns, directly or indirectly, shares carrying more than 5% of the voting rights attached to all of our outstanding shares, nor any members of the immediate family (including spouse, parents, children, siblings, and in−laws) of any of the foregoing persons has any material interest, direct or indirect, in any transaction since the beginning of our last fiscal year or in any presently proposed transaction which, in either case, has or will materially affect us, except as listed below.

On June 13, 2008 Providence entered into an employment agreement with Gilbert Burciaga, our chief executive officer, chief financial officer, principal accounting officer and one of our directors. The agreement includes an annual base salary of $150,000 and up to 16,187,500 stock options based on certain criteria.

During the three months ended March 31, 2008 Providence recognized a consulting expense of $37,500 to Gilbert Burciaga.

During the three months ended March 31, 2008 Providence recognized a consulting expense of $22,500 to Mr. Müller, the chairman of our board of directors, pursuant to a consulting agreement dated July 1, 2003 that was subsequently satisfied by the issuance of 150,000 shares valued at $0.15 a share. The consulting agreement terminated on March 31, 2008.

During the three months ended March 31, 2008 Providence recognized a consulting expense of $24,000 to Nora Coccaro, our vice-president of corporate affairs and one of our directors, pursuant to a consulting agreement dated March 16, 2000.

During the year ended December 31, 2007 Providence recognized a consulting expense of $75,000 to Gilbert Burciaga.

During the year ended December 31, 2007, Providence recognized a consulting expense of $90,000 to Mr. Müller, the chairman of our board of directors, pursuant to a consulting agreement dated July 1, 2003 that was subsequently satisfied by the issuance of 600,000 shares valued at $0.15 a share.

During the year ended December 31, 2007 Providence recognized a consulting expense of $109,500 to Nora Coccaro pursuant to a consulting agreement dated March 16, 2000 of which $16,000 is attributed to the 100,000 shares of common stock issued to Ms. Coccaro valued at $0.16 a share.

During the year ended December 31, 2007 Providence issued an aggregate of $2,000,000 in convertible promissory notes to entities beneficially owned by Christian Russenberger, prior to his appointment as one of our directors. Each note bears 10% interest, is convertible at the holder's option into Providence's common stock at $0.08 a share on or before the maturity dates ranging from May 31, 2010 to August 15, 2010 secured by all seismic data obtained in connection with the Carson/Cole Ranch leases in Val Verde County, Texas on a pro rata basis with like holders of this security.

MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

Providence's common stock is quoted on the Over the Counter Bulletin Board, a service maintained by the National Association of Securities Dealer, Inc., under the symbol "PVRS". Trading in the common stock over-the-counter market has been limited and sporadic and the quotations set forth below are not necessarily indicative of actual market conditions. These prices reflect inter-dealer prices without retail mark-up, mark-down, or commission, and may not necessarily reflect actual transactions. The high and low bid prices for the common stock for each of the quarters listed below are as follows:

Year	Quarter Ended	High	Low
2008	March 31	$0.35	$0.15
2007	December 31	$0.23	$0.08
	September 30	$0.25	$0.14
	June 30	$0.33	$0.14
	March 31	$0.60	$0.32
2006	December 31	$1.00	$0.35
	September 30	$1.60	$0.70
	June 30	$2.50	$0.96
	March 31	$0.96	$0.48

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The objective of Providence's compensation program is to provide compensation for services rendered by our executive officer. Salaries and option awards are the only type of compensation we currently utilize in our executive compensation program however we have in the past used stock compensation awards to provide further incentive to our executive officers. We have utilized these forms of compensation because we feel that same are adequate to retain and motivate our executive officers. The amounts we deem appropriate to compensate our executive officers are determined in accordance with market forces; we have no specific formula to determine compensatory amounts at this time. While we have deemed that our current compensatory program and the decisions regarding compensation are easy to administer and are appropriately suited for our objectives, we may expand our compensation program to any additional future employees to include other compensatory elements.

Summary Compensation

The following table provides summary information for the years 2008, 2007, and 2006 concerning cash and non-cash compensation paid or accrued by Providence to or on behalf of (i) the chief executive officer and (ii) any other employee to receive compensation in excess of $100,000.

Summary Compensation Table									
Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation ($)	All Other Compensation ($)	Total ($)
Gilbert Burciaga CEO, CFO, PAO and director[1]	2008[3]	150,000	-	-	983,008	-	-	-	1,133,008
	2007	75,000	-	-	-	-	-	-	75,000
	2006	-	-	-	-	-	-	-	-
Nora Coccaro CEO, CFO, PAO, and director[2]	2008[4]	96,000	-	-	-	-	-	-	96,000
	2007	93,500	-	16,000	-	-	-	-	109,500
	2006	64,500	-	360,000	-	-	-	-	424,500

[1] Appointed to executive positions on July 2, 2007.
[2] Resigned executive positions on July 2, 2007.
[3] Based upon earnings through the three months ended March 31, 2008 totaling $37,500.
[4] Based upon earnings through the three months ended March 31, 2008 totaling $24,000.

Outstanding Equity Awards

The following table provides summary information for the year 2008 concerning equity awards paid or accrued by Providence to or on behalf of the chief executive officer. Providence did not have any plan-based equity awards outstanding at December 31, 2007.

Outstanding Equity Awards at Fiscal Year-End *					
	Option awards				
Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Equity incentive plan awards: Number of securities underlying unexercised unearned options (#)	Option exercise price ($)	Option expiration date
Gilbert Burciaga CEO, CFO, PAO and director	4,500,000	11,687,500	-	0.20	June 12, 2018

* Awards reported are those outstanding as of the date of this post-effective amendment.

Outstanding Equity Awards at Fiscal Year-End				
	Stock awards			
Name	Number of shares or units of stock that have not vested (#)	Market value of shares of units of stock that have not vested ($)	Equity incentive plan awards: Number of unearned shares, units or other rights that have not vested (#)	Equity incentive plan awards: Market or payout value of unearned shares, units or other rights that have not vested ($)
Gilbert Burciaga CEO, CFO, PAO and director	-	-	-	-

Additional Disclosure

Providence has no compensation plan that provides for the payment of retirement benefits.

Stock options granted to Mr. Burciaga are conditioned so as (a) in the event of his termination without cause, all ISO or tenure based options will immediately vest and will be exercisable for a period of six months along with any vested performance based options after which period same will expire, except if Providence abandons development of the Val Verde County leases, in which instance all options not vested at termination will expire while those options vested will be exercisable for a period of thirty days after which period same will expire, and (b) in the event of his termination for cause all options not vested at termination will expire while those options vested will be exercisable for a period of six months after which period same will expire, and (c) in the event of his resignation for "good cause", all ISO or tenure based options will immediately vest and will be exercisable for a period of six months along with any vested performance based options after which period same will expire, however if his resignation is without "good cause" all unvested options will expire while those options vested will be exercisable for a period of six months after which period same will expire.

Providence has entered into no contract, agreement, plan or arrangement with its executive officer that will change control of Providence.

FINANCIAL STATEMENTS

Providence's unaudited financial statements for the three month periods ended March 31, 2008 and 2007 are attached hereto as pages F-1 through F-22 and our audited financial statements for the periods ended December 31, 2007 and 2006 are attached hereto as pages F-23 through F-56.

PROVIDENCE RESOURCES, INC.
(A Development Stage Company)
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2008 and 2007

PROVIDENCE RESOURCES, INC.
(A Development Stage Company)
CONSOLIDATED BALANCE SHEETS

		March 31, 2008		December 31, 2007
ASSETS		(Unaudited)		
CURRENT ASSETS:				
Cash	$	1,084,730	$	1,180,147
Note receivable		290,000		350,000
Prepaid expenses		-		34,168
Total current assets		1,374,730		1,564,315
PROPERTY AND EQUIPMENT:				
Oil and gas leases – undeveloped		14,115,585		14,115,585
Total property and equipment		14,115,585		14,115,585
OTHER ASSETS:				
Loan origination fees, net of amortization of $73,250		-		20,399
Total other assets		-		20,399
Total assets	$	15,490,315	$	15,700,299
LIABILITIES AND STOCKHOLDERS' EQUITY				
CURRENT LIABILITIES:				
Accounts payable	$	1,088,442	$	1,082,222
Accrued expenses		625,792		539,413
Related party payables		121,500		135,500
Short-term note payable		-		500,000
Short-term convertible promissory notes		-		780,821
Current portion of long-term notes payable		-		773,925
Total current liabilities		1,835,734		3,811,881
CONVERTIBLE DEBENTURES		3,320,000		3,320,000
LONG-TERM CONVERTIBLE PROMISSORY NOTES		1,433,315		1,075,695
LONG-TERM NOTES PAYABLE		700,000		200,000
Total liabilities		7,289,049		8,407,576
MINORITY INTEREST IN NET ASSETS OF SUBSIDIARY		150,973		150,973
STOCKHOLDERS' EQUITY				
Preferred stock, $.0001 par value, 25,000,000 shares authorized, no shares issued and outstanding		-		-
Common stock, $.0001 par value, 250,000,000 shares authorized, 59,161,118 and 59,161,118 shares issued and outstanding, respectively		5,916		5,916
Additional paid-in capital		47,159,583		45,240,221
Accumulated other comprehensive income		-		14,572
Deficit accumulated during the development stage		(39,115,206)		(38,118,959)
Total stockholder's equity		8,050,293		7,141,750
Total liabilities and stockholders' equity	$	15,490,315	$	15,700,299

The accompanying notes are an integral part of these consolidated financial statements

PROVIDENCE RESOURCES, INC.
(A Development Stage Company)
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
Three months ended March 31, 2008 and 2007 and Cumulative Amounts

	Three months ended March 31, 2008		Three months ended March 31, 2007		Inception on February 17, 1993 through March 31, 2008	
Sales	$	-	$	-	$	350
Cost of Sales		-		-		25,427
Gross profit		-		-		25,777
General and administrative expenses		(188,019)		(220,469)		(8,764,045)
Loss from operations		(188,019)		(220,469)		(8,738,268)
Other income (expense):						
Interest expense		(808,682)		(68,400)		(7,806,610)
Debt conversion expense		-		-		(162,444)
Interest income		454		11,295		474,766
Impairment of capital assets		-		-		(19,390,826)
Loss on disposal of assets		-		-		(35,899)
Loss before provision for minority interest, income taxes and discontinued operations		(996,247)		(277,574)		(35,659,281)
Minority interest		-		-		53,854
Loss before provision for income taxes and discontinued operations		(996,247)		(277,574)		(35,605,427)
Provision for income taxes		-		-		-
Loss before discontinued operations		(996,247)		(277,574)		(35,605,427)
Gain (loss) from discontinued operations, net of tax		-		-		(3,407,279)
Net loss before cumulative effect of accounting change		(996,247)		(277,574)		(39,012,706)
Cumulative effect of accounting change, net of tax		-		-		(102,500)
Net loss		(996,247)		(277,574)		39,115,206)
Loss per share from continuing operations – basic and diluted	$	(0.02)	$	(0.01)		
Net Loss per common share - basic and diluted	$	(0.02)	$	(0.01)		
Weighted average common shares - basic and diluted		59,161,118		51,855,539		
Net loss		(996,247)		(277,574)		(39,115,206)
Other comprehensive income						
Foreign currency translation adjustment		(14,572)		(8)		-
Net comprehensive income (loss)	$	(1,010,819)	$	(277,582)	$	(39,115,206)

The accompanying notes are an integral part of these consolidated financial statements

PROVIDENCE RESOURCES, INC.
(A Development Stage Company)
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
Three months ended March 31, 2008 and 2007 and Cumulative Amounts

		Three months ended March 31,				Inception on February 17, through 1993 March 31, 2008
		2008		2007		
Cash flows from operating activities:						
Net loss	$	(996,247)	$	(277,574)	$	(39,115,206)
Adjustments to reconcile net loss to net cash used in operating activities:						
Shares issued for services		-		-		645,000
Shares issued with financing		-		-		3,532,073
Shares issued for debt and accrued interest conversion		-		-		404,761
Additional value of shares issued for debt and services conversion		-		-		3,151,831
Amortization of conversion rights on debt		576,799		-		1,524,983
Depreciation, amortization and impairment		20,399		8,100		19,647,455
Minority interest		-		-		(53,854)
Discontinued operations		-		-		2,542,150
Gain on write-off of liabilities		-		-		(96,270)
Loss on disposal of assets		-		-		35,899
(Increase) decrease in:						
Accounts receivable and prepaid expenses		34,168		(500,000)		144,893
Inventory		-		-		374,515
Accounts payable		6,220		160,926		1,685,466
Accrued expenses		231,816		66,202		827,739
Related party payables		(14,000)		30,000		221,812
Net cash used in operating activities		(140,845)		(512,346)		(4,526,753)
Cash flows from investing activities:						
Advances to Providence Exploration prior to acquisition		-		-		(8,886,761)
Cash of Providence Exploration on acquisition date		-		-		73,271
Acquisition of intangible assets		-		-		(150,398)
Acquisition of property and equipment		-		(1,103,425)		(8,717,517)
Cash collected from notes receivable		60,000		-		60,000
Issuance of notes receivable		-		-		(616)
Net cash used in investing activities		60,000		(1,103,425)		(17,622,021)
Short-term convertible promissory notes						
Current portion of long-term notes payable		-		500,000		1,392,999
Proceeds from convertible promissory notes payable		-		-		5,000,000
Issuance of common stock		-		-		13,347,979
Commissions paid to raise convertible debentures		-		-		(41,673)
Minority investment in subsidiary		-		33,956		136,915
Proceeds from (payments for) convertible debentures		-		-		3,654,173
Payments on notes payable		-		-		(256,889)
Net cash provided by financing activities		-		533,956		23,233,504
Change in accumulated other comprehensive income		(14,572)		(8)		-
Net increase (decrease) in cash		(95,417)		(1,081,823)		1,084,730
Cash, beginning of period		1,180,147		1,540,145		-
Cash, end of period	$	1,084,730	$	458,322	$	1,084,730
Cash paid for interest	$	-	$	-		
Cash paid for taxes	$	-	$	-		

Non-cash investing and financing activities (Note 10)

The accompanying notes are an integral part of these consolidated financial statements

Note 1 — Organization and Summary of Significant Accounting Policies

Organization

The consolidated financial statements consist of Providence Resources, Inc. ("Providence Resources") (formerly Healthbridge, Inc.) and its wholly owned subsidiaries, Healthbridge AG ("Healthbridge AG"), Providence Exploration LLC ("Providence Exploration"), PDX Drilling, LLC and Providence Resources LLC and a ninety percent interest in Comanche County Pipeline, LLC (collectively "the Company").

Providence Resources, Inc. was organized on February 17, 1993 (date of inception) under the laws of the State of Texas. Healthbridge AG was formed as a German subsidiary during 2002. The Company changed its name from Healthbridge, Inc. to Providence Resources, Inc. on September 29, 2006.

On November 21, 2005, the Company executed a letter of intent to acquire Providence Exploration, LLC, as a wholly owned subsidiary in a stock for ownership exchange. On September 29, 2006, the Corporation acquired Providence Exploration as a wholly owned subsidiary, pursuant to the closing of a Securities Exchange Agreement and a Note Exchange Agreement. Providence Exploration, LLC was formed on July 12, 2005, under the Laws of the State of Texas as a Limited Liability Company and is headquartered in Dallas, Texas. Providence Exploration formed a wholly owned subsidiary, PDX Drilling, LLC (PDX), on July 12, 2005. PDX was formed to acquire drilling and service rigs for the purpose of drilling oil and gas wells in Texas. Providence Exploration also formed a wholly owned subsidiary, Providence Resources LLC, on September 1, 2005, to acquire leases in Texas for oil and gas exploration and development. In October of 2006, Providence Exploration entered into an agreement to form Comanche County Pipeline, LLC with the purpose of constructing an oil and gas pipeline in Comanche County, Texas.

The Securities Exchange Agreement, entered into on April 10, 2006 with Providence Exploration and the unit holders of Providence Exploration, provided for the exchange of 4,286,330 shares of the Corporation's common stock for 1,250,000 issued and outstanding membership units of Providence Exploration. The Note Exchange Agreement, entered into on April 10, 2006 with the holders of certain promissory notes issued by Providence Exploration, provided for the exchange of 12,213,670 shares of the Company's common stock for the assignment of those promissory notes to the Company. The agreements were closed pursuant to shareholder approval at a special meeting of the shareholders held on September 29, 2006.

Providence Exploration is involved in exploration activities for the recovery of oil and gas from the Marble Falls and Barnett Shale formations in the Fort Worth basin and from the Ellenburger carbonate, Strawn carbonate and Pennsylvanian-Wolfcamp sandstone reservoirs in Val Verde County. The Fort Worth basin prospects include approximately 7,374 acres of oil and gas leases and the Val Verde County prospects include approximately 12,832 acres of oil and gas leases. Providence Exploration has a 90% working interest and its joint venture operating partner, Harding Company, has a 10% working interest in the Fort Worth basin projects.

The Company is considered a development stage company as defined in SFAS No. 7.

Note 1 — Organization and Summary of Significant Accounting Policies (continued)

Interim Financial Statements

The accompanying financial statements have been prepared by the Company without audit. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows at March 31, 2008 and March 31, 2007 and for the periods then ended have been made.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. It is suggested that these interim financial statements be read in conjunction with the financial statements and notes thereto included in the Company's December 31, 2007 audited financial statements. The results of operations for the periods ended March 31, 2008 and March 31, 2007 are not necessarily indicative of the operating results for the full year.

Principles of Consolidation

The consolidated financial statements include the accounts of Providence Resources, Inc. and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Maintenance and repairs are charged to expense as incurred. Costs of major renewals or betterments are capitalized over the remaining useful lives of the related assets. Depreciation is computed by using the straight-line method. The cost of property disposed of and related accumulated depreciation is removed from the accounts at the time of disposal, and gain or loss is reflected in operations.

Oil and Gas Leases Not Subject to Amortization

Oil and gas lease costs are recorded at cost and consist of 7,374.5 acres of land leases in North Eastern Texas in the Barnett Shale Formation and 12,847.2 acres of land leases in Southwest Texas in Val Verde County. These leases are undeveloped at March 31, 2008, and accordingly no depletion is included in the accompanying consolidated financial statements.

The Company follows the full cost method of accounting for exploration and development of oil and gas properties whereby all costs in acquiring, exploring and developing properties are capitalized, including estimate of abandonment costs, net of estimated equipment salvage costs. Prior to acquisition on September 29, 2006, Providence Exploration capitalized $3,278,647 in exploration costs. No costs related to production, general corporate overhead, or similar activities have been capitalized. As of March 31, 2008, the Company only has capitalized costs of unproved properties acquired and related exploration costs. Leasehold costs are depleted based on the units-of-production method based on estimated proved reserves. No proved reserves currently exist for the Company and therefore no depletion has been taken as of March 31, 2008.

Note 1 — Organization and Summary of Significant Accounting Policies (continued)

Convertible Notes Payable

The fair value of the conversion option on a convertible note payable is calculated using the intrinsic value method and recorded as a discount on the face value of the note. This amount is amortized using the straight-line method over the term of the note.

Intangible Assets

Costs associated with the acquisition of definite life intangibles are capitalized and amortized over their useful life. Costs of property acquisition, exploration and development are capitalized and subjected to a quarterly impairment (ceiling) test, based on the net present value of proved reserves on the property. Management will write this intangible down to its net realizable value at the time impairment appears to exist. During fiscal 2007, management determined that due to the dry holes experienced to date, that the carrying values of the Company's oil and gas leases and its oil and gas pipeline exceeded the ceiling test amounts pursuant to Regulation S-X, Rule 4-10. Accordingly, the Company recorded impairment charges of $17,881,092 and $1,509,734 on the leases and pipeline respectively.

Long-Lived Assets

In accordance with Statement of Financial Accounting Standards No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets", the Company reviews its long-lived assets to be held and used, excluding proved oil and gas properties accounted for under the full cost method of accounting, whenever events or circumstances indicate that the carrying value of those assets may not be recoverable. An impairment loss is indicated if the sum of the expected future net cash flows is less than the carrying amount of the assets. In this circumstance, the Company recognizes an impairment loss for the amount by which the carrying amount of the asset exceeds the estimated fair value of the asset. The Company's long-lived assets related to its proved oil and gas properties accounted for under the full cost method of accounting are prescribed by the Securities and Exchange Commission (Regulation S-X, Rule 4-10, "Financial Accounting and Reporting for Oil and Gas Producing Activities Pursuant to the Federal Securities Laws and the Energy Policy and Conservation Act of 1975").

Income Taxes

The Company has adopted FASB 109 to account for income taxes. The Company currently has no issues which create timing differences that would mandate deferred tax expense. Net operating losses would create possible tax assets in future years, but due to the uncertainty as to the utilization of net operating loss carry forwards a valuation allowance has been made to the extent of any tax benefit that net operating losses may generate. No provision for income taxes has been recorded due to the net operating loss carry forward which will be offset against future taxable income.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. At March 31, 2008, the Company had $1,084,730 in bank deposit accounts. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

Note 1 — Organization and Summary of Significant Accounting Policies (continued)

Translation of Foreign Currencies

Assets and liabilities of the Company's foreign subsidiary are translated into U.S. dollars at the applicable exchange rates at year-end. Net gains or losses resulting from the translation of the Company's assets and liabilities are reflected as a separate component of stockholders' equity. A negative translation impact on stockholders' equity reflects a current relative U.S. dollar value higher than at the point in time that assets were actually acquired in a foreign currency. A positive translation impact would result from a U.S. Dollar weaker in value than at the point in time foreign assets were acquired.

Income and expense items are translated at the weighted average rate of exchange (based on when transactions actually occurred) during the year.

Revenue Recognition

The Company did not have revenues in the three months ended March 31, 2008. Revenues are recorded upon the completion of the services, with the existence of an agreement and where collectability is reasonably assured. Oil and natural gas production revenue will be recognized at the time and point of sale after the product has been extracted from the ground.

Stock-Based Compensation

Prior to January 1, 2006, we accounted for stock compensation plans under the recognition and measurement provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations ("APB 25"), as permitted by FASB Statement No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). No stock-based employee compensation cost was recognized for stock option awards in our consolidated statements of operations for the periods prior to January 1, 2006, as all options granted under those plans had an exercise price equal to the market value of the Common Stock on the date of the grant in accordance with APB 25.

Effective January 1, 2006, we adopted the fair value recognition provisions of FASB Statement No. 123(R), "Share-Based Payment" ("SFAS 123R"), using the modified-prospective-transition method. Under this transition method, total compensation cost recognized in periods subsequent to January 1, 2006 includes compensation costs for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and compensation costs for all share-based payments granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123R. Under SFAS 123R, the value of our option awards granted are calculated using the Black-Scholes option-pricing formula and is recorded as compensation expense over the option's vesting period.

There was no effect on our earnings per share for the three months ended March 31, 2008 and 2007 as a result of implementation of SFAS 123R.

Note 1 — Organization and Summary of Significant Accounting Policies (continued)

Earnings Per Share

The numerator for the earnings per share calculation is the net loss for the period. The denominator is the weighted average number of shares outstanding during the period.

The computation of diluted earnings per common share is based on the weighted average number of shares outstanding during the period plus the common stock equivalents which would arise from the exercise or conversion of warrants, options and convertible securities, if any, using the treasury stock method. The Company had 7,267,650 stock equivalents of warrants at March 31, 2008 that were excluded from the calculation of diluted earnings per share. Common stock equivalents are not included in the diluted earnings per share calculation when their effect is antidilutive.

Earnings Per Share computation for Continuing operations:

	Three months ended March 31,	
	2008	2007
Numerator – (loss from continuing operations)	$ (996,247)	$ (277,574)
Denominator – weighted average number of shares outstanding	59,161,118	51,855,539
Loss per share	$ (0.02)	$ (0.01)

Earnings Per Share computation from Discontinued Operations:

	Three months ended March 31,	
	2008	2007
Numerator – (loss from discontinued operations)	$ Nil	$ Nil
Denominator – weighted average number of shares outstanding	59,161,118	51,855,539
Loss per share-discontinued operations	$ (0.00)	$ (0.00)

Earnings Per Share computation for Net Income:

	Three months ended March 31,	
	2008	2007
Numerator – (Net Loss)	$ (996,247)	$ (277,574)
Denominator – weighted average number of shares outstanding	59,161,118	51,855,539
Loss per share	$ (0.02)	$ (0.01)

Note 1 — Organization and Summary of Significant Accounting Policies (continued)

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain amounts in the 2007 financial statements may have been reclassified to conform to the 2008 presentation.

Note 2 — Going Concern

As of March 31, 2008, the Company's revenue generating activities are not in place, and the Company has incurred losses of $39,115,206 since inception. These factors raise substantial doubt about the Company's ability to continue as a going concern.

We anticipate that additional funding will be required in the next twelve months and that it will be in the form of equity financing from the sale of our common stock. However, we do not have any financing arranged and we cannot provide investors with firm assurance that we will be able to raise sufficient funding from the sale of our common stock to fund our plan of operations

Note 3 – Long-term Convertible Promissory Notes

The Company has ten outstanding secured convertible promissory notes with a total face value of $5,919,362. The principal and interest are due in full on the maturity date of the notes. The notes are secured by:

1. All seismic data obtained in connection with the 3D Seismic Project Proposal and Agreement dated March 27, 2007 between the Company and TRNCO Petroleum Corporation which seismic data may not be shared with any third party without the express written consent of the holder of the note.

2. Any and all proceeds arising from or attributable to the assets.

Note 3 – Long-term Convertible Promissory Notes (continued)

At the sole discretion of the holder, the principal and accrued interest on the note may be converted into shares of the Company's common stock. The promissory notes bear interest at rates that range between 10% and 12% per annum. The principal and interest on notes can be converted into shares of common stock at a conversion price of $0.08.

Convertible Promissory Note Payable – Global Project Finance AG, secured, payable in full on May 31, 2010, including interest at 10%, convertible at $0.08 per common share.	$ 1,000,000
Convertible Promissory Note Payable – Global Convertible Megatrend Ltd., secured, payable in full on August 8, 2010, including interest at 10%, convertible at $0.08 per common share.	$ 1,400,000
Convertible Promissory Note Payable – Golden Beach Company Ltd., secured, payable in full on August 8, 2010, including interest at 10%, convertible at $0.08 per common share.	$ 100,000
Convertible Promissory Note Payable – CR Innovations AG, secured, payable in full on August 8, 2010, including interest at 10%, convertible at $0.08 per common share.	$ 600,000
Convertible Promissory Note Payable – Global Project Finance AG, secured, payable in full on August 8, 2010, including interest at 10%, convertible at $0.08 per common share.	$ 400,000
Convertible Promissory Note Payable – Global Undervalued Investment Ltd., secured, payable in full on August 15, 2010, including interest at 10%, convertible at $0.08 per common share.	$ 250,000
Convertible Promissory Note Payable – FE Global Leveraged Investment Ltd., secured, payable in full on August 15, 2010, including interest at 10%, convertible at $0.08 per common share.	$ 250,000
Convertible Promissory Note Payable – Miller Energy LLC, secured, payable in full on April 29, 2010, including interest at 10%, convertible at $0.08 per common share.	$ 1,000,000
Convertible Promissory Note Payable – FAGEB AG, secured, payable in full on March 4, 2010, including interest at 12%, convertible at $0.08 per common share.	$ 496,174
Convertible Promissory Note Payable – Global Convertible Megatrend Ltd., secured, payable in full on March 4, 2010, including interest at 12%, convertible at $0.08 per common share	$ 423,188
Total Principal Long-Term Convertible Promissory Notes Payable	$ 5,919,362
Less: unamortized discount	($ 4,486,047)
Net book value	$ 1,433,315

PROVIDENCE RESOURCES INC.
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2007 and 2006

Note 3 – Long-term Convertible Promissory Notes (continued)

For the three months ended March 31, 2008, the Company recorded $156,490 as interest and financing expense relating to long-term convertible promissory notes. Accrued interest as at March 31, 2007 for the outstanding long-term convertible promissory notes totaled $376,791.

The fair value of the conversion option on the long-term promissory notes using the intrinsic value method was recorded as a discount on the face value of the notes. This amount will be amortized using the straight-line method over the term of the notes. In the three months ended March 31, 2008, the Company recorded $576,799 as interest expense due to amortization of the discount.

Note 4 – Long-term Notes Payable

Note Payable - Global Convertible Megatrend LTD, unsecured, principal payable in full on February 23, 2010, interest at 10% payable at the end of each fiscal quarter, interest convertible to common shares at $0.08 per share.	500,000
Note Payable – Bluemont Investment Ltd, payable in full by August 8, 2010 including interest at 10%.	200,000
Total	700,000

For the three months ended March 31, 2008, the Company recorded $17,452 as interest and financing expense relating to long-term notes payable. Accrued interest as at March 31, 2008 for the outstanding long-term notes payable totaled $66,959.

Note 5 – Convertible Debentures

The convertible debentures are secured by substantially all of the Company's assets consisting of all tangible and intangible property.

On June 13, 2007, the principal amount of a $250,000 debenture to Global Convertible Megatrend Ltd. and $12,357 of accrued interest were converted into shares of common stock at $0.10 per share. After applying the 10% bonus, the Company issued 2,873,563 shares of common stock to extinguish $287,356 of debt consisting of $250,000 of principal repayment and $37,356 in accrued interest and bonus. The Company recorded compensation expense of $139,944 to reflect the value of the shares issued upon conversion in excess of the debt and interest amounts.

On November 28, 2005, the Company issued seven convertible debenture certificates for the total principal sum of $3,320,000 due in full with accrued and unpaid interest on November 30, 2010. The interest at a rate of 7.0% per annum is payable on a semi-annual basis with the initial payment due on June 1, 2006. The holders of the debentures has the right to convert all or part of the principal and accrued interest into common shares of the Company at $0.35 per share at any time prior to maturity.

On August 24, 2006, the interest accrued on the seven debentures was partially converted into shares of common stock at $0.35 per share. The Company issued 263,563 shares for $92,247 of interest owed. The Company recorded an additional interest expense of $144,960 to reflect the value of the shares issued upon conversion of the book amount.

On December 1, 2006, the interest accrued on the seven debentures was partially converted into shares of common stock at $0.35 per share. The Company issued 260,712 shares for $91,249 of interest owed. The Company recorded an additional interest expense of $52,142 to reflect the value of the shares issued upon conversion of the book amount.

On December 1, 2007, the interest accrued on the seven debentures was partially converted into shares of common stock at between $0.08 and $0.35 per share. The Company issued 994,516 shares for $178,214 of interest owed.

For the three months ended March 31, 2008, the Company recorded $57,941 as interest and financing expense relating to convertible debentures. Accrued interest as at March 31, 2008 for all outstanding debentures totaled $182,042.

The total value of the principal of the seven convertible debentures, the ten long-term convertible promissory notes and the two long-term notes payable outstanding as of March 31, 2008 was $9,939,362. Repayment of this principle is due according to the following schedule:

	2008	2009	2010	2011	2012
Convertible debentures	-	-	3,320,000	-	-
Long-term convertible promissory notes	-	-	5,919,362	-	-
Long-term notes payable	-	-	700,000	-	-
Total	-	-	9,939,362	-	-

Note 6 — Related Party Transactions

The Company has entered into an agreement with Markus Müller, a director of the Company for consulting services. The agreement has an automatic renewal provision unless terminated by either party. During the three months ended March 31, 2008 and 2007, the Company recognized consulting expense of $22,500 and $22,500 respectively. The balance of $75,000 was due to Mr. Müller at March 31, 2008.

The Company has entered into an agreement with Nora Coccaro, a director of the Company for consulting services. The agreement has an automatic renewal provision unless terminated by either party. During the three months ended March 31, 2008 and 2007, the Company recognized consulting expense of $24,000 and $22,500 respectively. The balance of $9,000 was due to Ms. Coccaro at March 31, 2008.

The Company has entered into an agreement with Gil Burciaga, a director of the Company for consulting services. During the three months ended March 31, 2008 and 2007, the Company recognized consulting expense of $37,500 and $Nil respectively. The balance of $37,500 was due to Mr. Burciaga at March 31, 2008.

Note 7 — Stockholders' Equity Transactions

During the year ended December 31, 2007, the Company issued 1,450,000 shares of common stock valued at $285,000 for consulting and legal services. The Company recorded additional compensation expense of $22,500 to reflect the value of the shares issued upon conversion in excess of the debt and interest amounts.

During the year ended December 31, 2007, the principal amount of a $250,000 convertible debenture to Global Convertible Megatrend Ltd. and $12,357 of accrued interest were converted into shares of common stock at $0.10 per share. After applying a 10% bonus, the Company issued 2,873,563 shares of common stock to extinguish $287,356 of debt consisting of $250,000 of principal repayment and $37,356 in accrued interest and bonus. The Company recorded compensation expense of $139,944 to reflect the value of the shares issued upon conversion in excess of the debt and interest amounts.

During the year ended December 31, 2007, the Company issued 994,516 shares of common stock to extinguish $178,214 in accrued interest on convertible debentures.

During year ended December 31, 2007, the Company issued 1,987,500 shares of common stock for total proceeds of $236,700.

During the year ended December 31, 2007, the Company recorded $4,091,667 of discount on promissory notes to value their conversion option as calculated using the intrinsic value method.

Note 8 — Minority Interest

Minority interest relates to the 10% interest in County Pipeline, LLC that is not held by the Company. This subsidiary was formed in October of 2006 with the purpose of constructing an oil and gas pipeline in Comanche County, Texas.

Note 9 — Preferred Stock

The Company's preferred stock may have such rights, preferences and designations and may be issued in such series as determined by the Board of Directors. No shares were issued and outstanding at March 31, 2008.

Note 10 — Warrants

During 2005, in connection with the offering of 6,270,000 shares common stock and $3,320,000 of convertible debentures during the year, a sales commission was partially paid in warrants. The warrants are exercisable in whole or in part allowing the holders to purchase 348,000 shares at an exercise price of $0.30 before the expiry date of December 1, 2010. On the date granted, the fair market value of these warrants, totaling $191,400, consisted of $68,970 for warrants issued in connection with the common stock offering, and $122,430 for warrants issued in connection with the debenture offering. The value of the warrants issued in connection with the debenture offering was recorded as a financing expense.

Transactions involving the Company's warrant issuance are summarized as follows:

	Warrants Outstanding			Warrants Exercisable	
Year Issued	Exercise Price	Number Shares Outstanding	Weighted Average Contractual Life (Years)	Number Exercisable	Weighted Average Exercise Price
2005	$ 0.30	348,000	2.50	348,000	$ 0.30
2006	$ 1.00	6,684,960	1.25	6,684,960	$ 1.00
2006	$ 0.72	234,690	1.25	234,690	$ 0.72

	Number of Shares	Weighted Average Exercise Price
Outstanding at December 31, 2004	—	$ —
Granted	348,000	$ .30
Exercised	—	$ —
Cancelled	(—)	$ (—)
Outstanding at December 31, 2005	348,000	$ .30
Granted	6,919,650	$ .99
Exercised	—	$ —
Cancelled		$
Outstanding at December 31, 2006, 2007 and March 31, 2008	7,267,650	$ .96

Note 11 — Acquisition of Providence Exploration

On September 29, 2006, the Company entered into a share purchase agreement pursuant to which the Company acquired 100% control over Providence Exploration through the acquisition of all of its outstanding member shares.

The purchase price of the transaction required the Company to issue 20,000,000 common shares with a deemed value of $16,000,000. The shares were used to eliminate $3,571,311 of debt held by Providence Exploration. Prior to the transaction, Providence Exploration had a net assets deficit of $1,961,149 which included $73,721 in cash. The excess of the deemed value of the shares and fair value of the assets acquired amounted to $14,389,838 which was allocated to the value of undeveloped oil and gas leases held by Providence Exploration at the time of the acquisition. At the time of the acquisition, there was an intercompany account balance of $9,189,364 for principal and interest of cash advances made by the Company to Providence Exploration prior to the acquisition.

Note 12 - Agreements

In October 2005, the Company signed a joint exploration agreement with Harding Company. Under the terms of the agreement, the Company and Harding Company intend to explore, develop and produce oil and gas from Marble Falls and Barnett Shale formations in targeted areas of the Ft. Worth basin. Harding Company is appointed as operator.

The Company is required pursuant to the agreement to fund 100% of all costs of the management and operation for a minimum of 3 wells. The Company will carry Harding for its 10% working interest in all wells drilled and completed through the pipeline connection phase, in the project.

Effective February 22, 2006, the Company entered into an agreement to purchase oil and gas leases in Val Verde County, Texas. The purchase price was $3,849,600, consisting of $1,924,800 in cash and a $1,924,800 note payable. In March 2006, Harding Company paid the Company $192,480 related to the purchase. In connection with the acquisition of Providence Exploration, the Company issued 3,500,000 shares of common stock valued at $2,800,000 as payment of the outstanding balance for the oil and gas leases in Val Verde County.

In early 2007, the Company engaged TRNCO Petroleum Corporation of Midland, Texas to implement an I/O System Two recording system in combination with the latest generation of state-of-the-art acquisition and processing parameters to obtain high quality 3D seismic data for those leases located in Val Verde County. The data is intended to illuminate deep gas targets at depths ranging from 14,000 to 16,000 feet within the identified carbonates. TRNCO will supervise the acquisition, processing, licensing and interpretation of all seismic data and has engaged Dawson Geophysical Company to be responsible for obtaining the actual 3D seismic data. Founded in 1952, Dawson is a leading provider of onshore seismic data acquisition and processing services that operates two state-of-the-industry data processing centers in Houston and Midland, Texas, staffed by experienced geophysicists. The processing professionals use the latest kits of powerful processing tools and back their analytical excellence with practical geophysical field experience in correlating complex producing horizons. Dawson's prior experience in the Val Verde Basin is expected to be of considerable benefit to Providence in acquiring reliable 3D seismic data.

Note 13 – Commitments and Contingencies

The royalty on the Company's Val Verde property is 25% of net revenue. In addition, the Company must make annual installments for property leases in the amounts of $2,858 on February 24 and $320 April 13.

Note 14 — Fair Value of Financial Instruments

The Company's financial instruments consist of cash, accounts receivable, accounts payable and notes payable. The carrying amount of these items approximates fair value because of their short-term nature and the notes payable bear interest at the market interest rate.

Note 15 — Stock Based Compensation

The Company has adopted the disclosure provisions of Statement of Financial Accounting Standards (SFAS) No. 123 (R), "Share Based Payment" as described in Note 1. No stock options were granted in 2008 and 2007. No stock options were outstanding at March 31, 2008.

Note 16 — Reverse Common Stock Split

Effective August 25, 2003, the Company approved a 1-for-20 reverse common stock split. All common share amounts, common stock option amounts and per share information have been retroactively adjusted to reflect this common stock split in the accompanying financial statements.

Note 17 — Recent Accounting Pronouncements

In March 2008, the FASB issued SFAS 161 which amends and expands the disclosure requirements of SFAS 133 to provide an enhanced understanding of an entity's use of derivative instruments, how they are accounted for under SFAS 133 and their effect on the entity's financial position, financial performance and cash flows. The provisions of SFAS 161 are effective for the period beginning after November 15, 2008. The Company is currently reviewing the effect, if any, that the adoption of this statement will have on our financial statements.

In December 2007, the FASB issued SFAS No. 160, "Non-controlling interests in Consolidated Financial Statements – An amendment of ARB No. 51." This statements objective is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing accounting and reporting standards that require ownership interests in the subsidiaries held by parties other than the parent be clearly identified. The adoption of SFAS 160 did not have an impact on the Company's financial statements.

Note 17 — Recent Accounting Pronouncements (continued)

In December 2007, the FASB issued SFAS No. 141 (revised), "Business Combinations." This revision statement's objective is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its effects on recognizing identifiable assets and measuring goodwill. The adoption of SFAS 141 (revised) did not have an impact on the Company's financial statements.

In February 2007, the FASB issued SFAS 159, "The Fair Value Option for Financial Assets and Financial Liabilities." SFAS 159 creates a fair value option allowing an entity to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and financial liabilities, with changes in fair value recognized in earnings as they occur. SFAS 159 also requires an entity to report those financial assets and financial liabilities measured at fair value in a manner that separates those reported fair values from the carrying amounts of assets and liabilities measured using another measurement attribute on the face of the statement of financial position. Lastly, SFAS 159 requires an entity to provide information that would allow users to understand the effect on earnings of changes in the fair value on those instruments selected for the fair value election. SFAS 159 is effective for fiscal years beginning after November 15, 2007 with early adoption permitted. The Company is continuing to evaluate SFAS 159 and to assess the impact on our results of operations and financial condition if an election is made to adopt the standard.

In January 2007, we adopted FIN 48. FIN 48 clarifies the accounting for uncertain taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, "*Accounting for Income Taxes.*" FIN 48 prescribes a recognition threshold and measurement of a tax position taken or expected to be taken in an enterprise's tax return. In addition, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure related to uncertain income tax positions.

Note 18 — Subsequent Events

None.

End of Notes to Financial Statements

PROVIDENCE RESOURCES INC.
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2007 and 2006

Supplemental Oil and Gas Information – FAS69

The following unaudited disclosures on standardized measures of discounted cash flows and changes therein relating to proved oil and gas reserves are determined in accordance with United States Statements of Financial Accounting Standards No. 69 "Disclosures About Oil and Gas Producing Activities".

Standardized Measure of Discounted Future Net Cash Flows and Changes Therein

In calculating the standardized measure of discounted future net cash flows, year-end constant prices and cost assumptions were applied to the Company's annual future production from proved reserves to determine cash inflows. Future production and development costs are based on constant price assumptions and assume the continuation of existing economic, operating and regulatory conditions. Future income taxes are calculated by applying statutory income tax rates to future pre-tax cash flows after provision for the tax cost of oil and natural gas properties based upon existing laws and regulations. The discount was computed by application of a 10 percent discount factor to the future net cash flows. The calculation of the standardized measure of discounted future net cash flows is based upon discounted future net cash flows prepared by the Company's independent qualified reserve evaluators in relation to the reserves they respectively evaluated, and adjusted by the Company to account for management's estimate obligations and future income taxes. The Company cautions that the discounted future net cash flows relating to proved oil and gas reserves are an indication of neither the fair market value of the Company's oil and gas properties, nor of the future net cash flows expected to be generated from such properties. The discounted future net cash flows do not include the fair market value of exploratory properties and probable or possible oil and gas reserves, nor is consideration given to the effect of anticipated future changes in crude oil and natural gas prices, development, asset retirement and production costs, and possible changes to tax and royalty regulations. The prescribed discount rate of 10 percent may not appropriately reflect future interest rates. The Company's projections should not be interpreted as being equivalent to fair market value.

Net Proved Reserves *(1, 2)*

	Natural Gas (*millions of cubic feet)*	Crude Oil and Natural Gas Liquids (*thousands of barrels)*
December 31, 2006	-	-
Purchase of reserves in place	-	-
Production	-	-
Adjustment for uneconomic wells	-	-
December 31, 2007 and March 31, 2008	-	-
Developed	-	-
Undeveloped	-	-
Total	-	-

Supplemental Oil and Gas Information – FAS69 (continued)

(1) Definitions:

    a.   *"Net"* reserves are the remaining reserves of the Company, after deduction of estimated royalties and including royalty interests.

    b.   *"Proved oil and gas reserves."* Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic
and operating conditions, i.e. prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

Reservoirs are considered proved if economic product ability is supported by either actual production or conclusive formation test. The area of a reservoir considered proved includes that portion delineated by drilling and defined by gas-oil and /or oil-water contacts, if any; and the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.

    i.   Reserves which can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the "proved" classification when successful testing by a pilot project, or the operation of an

    ii.   installed program in the reservoir, provides support for the engineering analysis on which the project or program was based.

    iii.   Estimates of proved reserves do not include the following:

        Oil that may become available from known reservoirs but is classified separately as "indicated additional reserves";

        Crude oil, natural gas, and natural gas liquids, the recovery of which is subject to reasonable doubt because of uncertainty as to geology, reservoir characteristics, or economic factors;

        Crude oil, natural gas, and natural gas liquids, that may occur in undrilled prospects; and

        Crude oil, natural gas, and natural gas liquids, that may be recovered from oil shales, coal, gilsonite and other such sources.

Supplemental Oil and Gas Information – FAS69 (continued)

c. *"Proved developed oil and gas reserves."* Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as "proved developed reserves" only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

d. *"Proved undeveloped reserves."* Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive unites that are reasonably certain of production when drilled. Proved reserves for other undrilled unites can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates, for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

(2) *The Company does not file any estimates of total net proved crude oil or natural gas reserves with any U.S. federal authority or agency other than the SEC.*

Standardized Measure of Discounted Future Net Cash Flows Related to Proved Oil and Gas Reserves

The Company has no proved reserves and no oil and gas production and therefore has not presented the Standardized Measure of Discounted Future Net Cash Flows or operating results.

Capitalized Costs

March 31, 2008	United States
Proved oil and gas properties	$ -
Unproved oil and gas properties	14,115,585
Total capital costs	14,115,585
Accumulated depletion	(-)
Net capitalized costs	$ 14,115,585

Supplemental Oil and Gas Information – FAS69 (continued)

Costs Incurred

	United States
Years ended March 31, 2008	
Acquisitions:	
Proved reserves	$ -
Unproved reserves	-
Total acquisitions	-
Exploration costs	-
Development costs	-
Asset retirement obligations	-
Total costs incurred	$ -

PROVIDENCE RESOURCES, INC.
(A Development Stage Company)
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007 and 2006

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Providence Resources, Inc. and Subsidiaries
Vancouver, BC Canada

We have audited the accompanying balance sheet of Providence Resources, Inc. and Subsidiaries (A Development Stage Company) at December 31, 2007 and 2006 and the related statements of operations, stockholders' equity (deficit) and cash flows for the year then ended and for the cumulative period from February 17, 1993 (date of inception) to December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the PCAOB (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Providence Resources, Inc. and Subsidiaries at December 31, 2007 and 2006 and the results of its operations and its cash flows for the year then ended and from February 17, 1993 (inception) through December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has recorded significant losses from operations, and is dependent on financing to continue operations, which together raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Chisholm, Bierwolf & Nilson

Chisholm, Bierwolf & Nilson, LLC
Bountiful, Utah
March 25, 2008

PROVIDENCE RESOURCES, INC.
(A Development Stage Company)
CONSOLIDATED BALANCE SHEETS

	December 31, 2007	December 31, 2006
ASSETS		
CURRENT ASSETS:		
Cash	$ 1,180,147	$ 1,540,145
Note receivable	350,000	-
Drilling rig inventory	-	724,515
Prepaid expenses	34,168	98
Total current assets	1,564,315	2,264,758
PROPERTY AND EQUIPMENT (Note 3) :		
Oil and gas leases – undeveloped	14,115,585	26,266,981
Oil and gas pipeline (construction in progress)	-	1,170,173
Equipment, net of amortization	-	45,810
Total property and equipment	14,115,585	27,482,964
OTHER ASSETS:		
Loan origination fees, net of amortization of $55,851	20,399	45,799
Deposits	-	2,266
Total other assets	20,399	48,065
Total assets	$ 15,700,299	$ 29,795,787
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 1,082,222	$ 953,803
Accrued expenses	539,413	153,909
Related party payables	135,500	75,000
Short-term note payable (Note 4)	500,000	-
Short-term convertible promissory notes (Note 5)	780,821	-
Current portion of long-term notes payable (Note 7)	773,925	454,099
Total current liabilities	3,811,881	1,636,811
CONVERTIBLE DEBENTURES (Note 8)	3,320,000	3,570,000
LONG-TERM CONVERTIBLE PROMISSORY NOTES (Note 6)	1,075,695	-
LONG-TERM NOTES PAYABLE (Note 7)	200,000	319,826
Total liabilities	8,407,576	5,526,637
COMMITMENTS (Note 16)	-	-
MINORITY INTEREST IN NET ASSETS OF SUBSIDIARY	150,973	117,017
STOCKHOLDERS' EQUITY		
Preferred stock, $.0001 par value, 25,000,000 shares authorized, no shares issued and outstanding	-	-
Common stock, $.0001 par value, 250,000,000 shares authorized, 59,161,118 and 51,855,539 shares issued and outstanding, respectively	5,916	5,185
Additional paid-in capital	45,240,221	40,047,072
Accumulated other comprehensive income	14,572	14,560
Deficit accumulated during the development stage	(38,118,959)	(15,914,684)
Total stockholder's equity	7,141,750	24,152,133
Total liabilities and stockholders' equity	$ 15,700,299	$ 29,795,787

The accompanying notes are an integral part of these financial statements.

PROVIDENCE RESOURCES, INC.
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
Years ended December 31, 2007 and 2006 and Cumulative Amounts

	Years ended December 31, 2007	Years ended December 31, 2006	Inception on February 17, 1993 Through December 31, 2007
Sales	$ -	$ 350	$ 350
Cost of Sales	-	25,427	25,427
Gross profit	-	25,777	25,777
General and administrative expenses	(1,120,602)	(2,121,062)	(8,576,026)
Loss from operations	(1,120,602)	(2,095,285)	(8,550,249)
Other income (expense):			
Interest expense	(1,554,288)	(5,102,503)	(6,997,928)
Debt conversion expense	(162,444)	-	(162,444)
Interest income	25,828	416,306	474,312
Impairment of capital assets	(19,390,826)	-	(19,390,826)
Loss on disposal of assets	(35,899)	-	(35,899)
Loss before provision for minority interest,	(19,400,897)		
income taxes and discontinued operations	(22,238,231)	(6,781,482)	(34,663,034)
Minority interest	33,956	19,898	53,854
Loss before provision for income taxes and discontinued operations	(22,204,275)	(6,761,584)	(34,609,180)
Provision for income taxes	-	-	-
Loss before discontinued operations	(22,204,275)	(6,761,584)	(34,609,180)
Gain (loss) from discontinued operations, net of tax	-	-	(3,407,279)
Net loss before cumulative effect of accounting change	(22,204,275)	(6,761,584)	(38,016,459)
Cumulative effect of accounting change, net of tax	-	-	(102,500)
Net loss	(22,204,275)	(6,761,584)	(38,118,959)
Loss per share from continuing operations - basic and diluted	$ (0.38)	$ (0.24)	
Net Loss per common share - basic and diluted	$ (0.38)	$ (0.24)	
Weighted average common shares - basic and diluted	58,845,406	28,296,428	
Net loss	(22,204,275)	(6,761,584)	(38,118,959)
Other comprehensive income			
Foreign currency translation adjustment	12	190	14,572
Net comprehensive income (loss)	$ (22,204,263)	$ (6,761,394)	$ (38,104,387)

The accompanying notes are an integral part of these financial statements.

F-26

PROVIDENCE RESOURCES, INC.
(A Developmental Stage Company)
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) AND COMPREHENSIVE LOSS
February 17, 1993 (Date of Inception) to December 31, 2007

	Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income	Deficit Accumulated During the Development Stage	Total
	Shares	Amount	Shares	Amount				
Balance at February 17, 1993 (date of inception)	-	$ -	60,000	$ 6	$ 1,194	$ -	$ -	$ 1,200
Net loss	-	-	-	-	-	-	(200)	(200)
Balance at December 31, 1993	-	-	60,000	6	1,194	-	(200)	1,000
Net loss	-	-	-	-	-	-	(240)	(240)
Balance at December 31, 1994	-	-	60,000	6	1,194	-	(440)	760
Net loss	-	-	-	-	-	-	(240)	(240)
Balance at December 31, 1995	-	-	60,000	6	1,194	-	(680)	520
Net loss	-	-	-	-	-	-	(240)	(240)
Balance at December 31, 1996	-	-	60,000	6	1,194	-	(920)	280
Issuance of common stock for cash	-	-	32,068	3	80,269	-	-	80,272
Net loss	-	-	-	-	-	-	(79,765)	(79,765)
Balance at December 31, 1997	-	-	92,068	9	81,463	-	(80,685)	787
Issuance of common stock for:								
Services	-	-	6,500	1	12,999	-	-	13,000
Cash	-	-	26,170	3	26,167	-	-	26,170
Additional shares due to rounding after stock split	-	-	300	1	(1)	-	-	-
Net loss	-	-	-	-	-	-	(36,896)	(36,896)
Balance at December 31, 1998	-	-	125,038	14	120,628	-	(117,581)	3,061

F-27

Balance forward, December 31, 1998	-	-	125,038	14	120,628	-	(117,581)	3,061
Rounding	-	-	(38)	-	-	-	-	-
Issuance of common stock for:								
Cash	-	-	22,500	2	899,998	-	-	900,000
Assets	-	-	128,012	13	1,020,452	-	-	1,020,465
Net book value of Healthbridge, Inc.	-	-	20,500	2	(2)	-	-	-
Dividends-in-kind	-	-	50,202	5	2,008,091	-	(2,008,096)	-
Debt	-	-	242,500	23	999,978	-	-	1,000,001
Reverse acquisition with Healthbridge, Inc. and Wattmonitor, Inc.	-	-	147,500	15	798,046	-	-	798,061
Common stock offering costs	-	-	-	-	(105,000)	-	-	(105,000)
Reverse acquisition, retirement of old shares of Wattmonitor, Inc.	-	-	(147,500)	(15)	(915,627)	-	117,581	(798,061)
Share adjustment for shares previously issued	-	-	150	-	-	-	-	-
Net loss	-	-	-	-	-	-	(3,196,076)	(3,196,076)
Balance at December 31, 1999	-	-	588,864	60	4,826,564	-	(5,204,172)	(377,549)
Issuance of common stock for:								
Debt	-	-	34,950	4	349,496	-	-	349,500
Services	-	-	11,000	1	71,199	-	-	71,200
Cash	-	-	19,500	2	194,998	-	-	195,000
Accounts payable	-	-	7,500	1	74,999	-	-	75,000
Common stock offering costs	-	-	-	-	(15,600)	-	-	(15,600)
Stock option compensation expense	-	-	-	-	6,000	-	-	6,000
Net loss	-	-	-	-	-	-	(816,545)	(816,545)
Balance at December 31, 2000	-	-	661,814	67	5,507,656	-	(6,020,717)	(512,994)

Balance forward, December 31, 2000	-	-	661,814	67	5,507,656	-	(6,020,717)	(512,994)
Issuance of common stock for:								
Services	-	-	84,400	9	258,941	-	-	258,950
Accounts payable	-	-	13,750	1	59,999	-	-	60,000
Debt	-	-	41,603	4	249,614	-	-	249,618
Net loss	-	-	-	-	-	-	(422,008)	(422,008)
Balance at December 31, 2001	-	-	801,567	81	6,076,210	-	(6,442,725)	(366,434)
Comprehensive loss:								
Net loss	-	-	-	-	-	-	(1,221,203)	(1,221,203)
Other comprehensive loss - cumulative foreign currency translation adjustment	-	-	-	-	-	4,869	-	4,869
Total comprehensive loss								(1,216,334)
Issuance of common stock for:								
Intellectual property	-	-	37,500	4	224,996	-	-	225,000
Services	-	-	143,000	14	806,086	-	-	806,100
Accounts payable and services	-	-	5,000	1	10,999	-	-	11,000
Stock option compensation expense	-	-	-	-	12,500	-	-	12,500
Balance at December 31, 2002	-	-	987,067	99	7,130,791	4,869	(7,663,928)	(528,169)

Balance forward, December 31, 2002	-	-	987,067	99	7,130,791	4,869	(7,663,928)	(528,169)
Comprehensive loss:								
Net loss	-	-	-	-	-	-	(232,560)	(232,560)
Other comprehensive loss - cumulative foreign currency translation adjustment	-	-	-	-	-	(806)	-	(806)
Total comprehensive loss								(233,366)
Issuance of common stock for:								
Cash	-	-	314,165	32	102,801	-	-	102,833
Services			2,100	-	3,888	-	-	3,888
Debt			1,537,048	154	475,583	-	-	475,737
Common stock offering costs	-	-	-	-	(2,000)	-	-	(2,000)
Issuance of common stock options for services	-	-	-	-	15,000	-	-	15,000
after reverse split	-	-	65	-	-	-	-	-
Balance at December 31, 2003	-	-	2,840,445	285	7,726,063	4,063	(7,896,488)	(166,077)
Issuance of common stock for:								
Debt conversion	-	-	2,735,555	273	197,673	-	-	197,946
Services			1,050,000	105	80,395			80,500
Other comprehensive loss - cumulative foreign currency translation adjustment	-	-	-	-	-	1,250	-	1,250
Net loss	-	-	-	-	-	-	(311,757)	(311,757)
Balance at December 31, 2004	-	-	6,626,000	663	8,004,131	5,313	(8,208,245)	(198,138)

Balance forward, December 31, 2004	-	-	6,626,000	663	8,004,131	5,313	(8,208,245)	(198,138)
Issuance of common stock for:								
Cash	-	-	7,520,000	752	2,005,248	-	-	2,006,000
Debt	-	-	2,334,841	233	349,992	-	-	350,226
Issuance of warrants for finders fees	-	-	-	-	191,400	-	-	191,400
Common stock offering costs	-	-	-	-	(125,400)	-	-	(125,400)
Other comprehensive loss - cumulative foreign currency translation adjustment	-	-	-	-	-	9,057	-	9,057
Net loss for the period	-	-	-	-	-	-	(944,857)	(944,857)
Balance at December 31, 2005	-	$ -	16,480,841	$ 1,648	$ 10,425,371	$ 14,370	$ (9,153,101)	$ 1,288,288
Issuance of common stock for:								
Acquisition of Providence Exploration	-	-	20,000,000	2,000	15,998,000	-	-	16,000,000
Cash	-	-	13,369,920	1,337	8,020,615	-	-	8,021,952
Debt	-	-	2,004,778	200	2,071,014	-	-	2,071,214
Issuance of warrants with equity financing	-	-	-	-	3,409,330	-	-	3,409,330
Issuance of warrants for finders fees	-	-	-	-	122,743	-	-	122,743
Other comprehensive loss - cumulative foreign currency translation adjustment	-	-	-	-	-	190	-	190
Net loss for the period	-	-	-	-	-	-	(6,761,584)	(6,761,584)
Balance at December 31, 2006	-	$ -	51,855,539	$ 5,185	$ 40,047,072	$ 14,560	$ (15,914,684)	$ 24,152,133

Balance at December 31, 2006	-	$ -	51,855,539	$ 5,185	$ 40,047,072	$ 14,560	$ (15,914,684)	$ 24,152,133
Issuance of common stock for:								
Cash	-	-	1,987,500	199	236,501	-	-	236,700
Services			1,450,000	145	284,855	-	-	285,000
Debt			3,868,079	387	580,126	-	-	580,513
Discount on convertible notes					4,091,667			4,091,667
Other comprehensive loss - cumulative foreign currency translation adjustment	-	-	-	-	-	12	-	12
Net loss for the period	-	-	-	-	-	-	(22,204,275)	(22,204,275)
Balance at December 31, 2007	-	$ -	59,161,118	$ 5,916	$ 45,240,221	$ 14,572	$ (38,118,959)	$ 7,141,750

The accompanying notes are an integral part of these financial statements.

PROVIDENCE RESOURCES, INC.
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2007 and 2006 and Cumulative Amounts

	Years ended December 31, 2007		2006		Inception on February 17, 1993 through December 31, 2007
Cash flows from operating activities:					
Net loss	$	(22,204,275)	$ (6,761,584)	$	(38,118,959)
Adjustments to reconcile net loss to net cash used in operating activities:					
Shares issued for services		285,000	360,000		645,000
Shares issued with financing		-	3,532,073		3,532,073
Shares issued for debt and accrued interest conversion		178,214	226,547		404,761
Additional value of shares issued for debt and services conversion		152,300	1,409,667		3,151,831
Amortization of conversion rights on debt		948,184	-		948,184
Depreciation, amortization and impairment		19,462,036	9,544		19,627,056
Minority interest		(33,956)	(19,898)		(53,854)
Discontinued operations		-	-		2,542,150
Gain on write-off of liabilities		-	-		(96,270)
Loss on disposal of assets		35,899	-		35,899
(Increase) decrease in:					
Accounts receivable and prepaid expenses		207	121,615		110,725
Inventory		374,515	-		374,515
Accounts payable		128,419	931,721		1,679,246
Accrued expenses		385,504	(82,808)		595,923
Related party payables		60,500	61,500		235,812
Net cash used in operating activities		(227,453)	(211,623)		(4,385,908)
Cash flows from investing activities:					
Advances to Providence Exploration prior to acquisition		-	(5,811,761)		(8,886,761)
Cash of Providence Exploration on acquisition date		-	73,271		73,271
Acquisition of intangible assets		-	-		(150,398)
Acquisition of property and equipment		(6,069,257)	(2,644,520)		(8,717,517)
Issuance of notes receivable		-	3,124		(616)
Net cash used in investing activities		(6,069,257)	(8,379,886)		(17,682,021)
Cash flows from financing activities:					
Proceeds from notes payable		700,000	-		1,392,999
Proceeds from convertible promissory notes payable		5,000,000	-		5,000,000
Issuance of common stock		236,700	8,021,952		13,347,979
Commissions paid to raise convertible debentures		-	-		(41,673)
Minority investment in subsidiary		-	136,915		136,915
Proceeds from (payments for) convertible debentures		-	-		3,654,173
Payments on notes payable		-	(62,841)		(256,889)
Net cash provided by financing activities		5,936,700	8,096,026		23,233,504
Change in accumulated other comprehensive income		12	190		14,572
Net increase (decrease) in cash		(359,998)	(495,293)		1,180,147
Cash, beginning of period		1,540,145	2,035,438		-
Cash, end of period	$	1,180,147	$ 1,540,145	$	1,180,147
Cash paid for interest	$	-	$ -		
Cash paid for taxes	$	-	$ -		
Non-cash investing and financing activities (Note 10)					

The accompanying notes are an integral part of these financial statements.

F-33

Note 1 — Organization and Summary of Significant Accounting Policies

Organization

The consolidated financial statements consist of Providence Resources, Inc. ("Providence Resources") (formerly Healthbridge, Inc.) and its wholly owned subsidiaries, Healthbridge AG ("Healthbridge AG"), Providence Exploration LLC ("Providence Exploration"), PDX Drilling, LLC and Providence Resources LLC and a ninety percent interest in Comanche County Pipeline, LLC (collectively "the Company").

Providence Resources, Inc. was organized on February 17, 1993 (date of inception) under the laws of the State of Texas. The Company changed its name from Healthbridge, Inc. to Providence Resources, Inc. on September 29, 2006. Healthbridge AG was formed as a German subsidiary during 2002. Providence Exploration, LLC was formed on July 12, 2005, under the Laws of the State of Texas as a Limited Liability Company and is headquartered in Dallas, Texas. Providence Exploration formed a wholly owned subsidiary, PDX Drilling, LLC (PDX), on July 12, 2005. PDX was formed to acquire drilling and service rigs for the purpose of drilling oil and gas wells in Texas. Providence Exploration also formed a wholly owned subsidiary, Providence Resources LLC, on September 1, 2005, to acquire leases in Texas for oil and gas exploration and development. In October of 2006, Providence Exploration entered into an agreement to form Comanche County Pipeline, LLC with the purpose of constructing an oil and gas pipeline in Comanche County, Texas.

On January 25, 2002, the Company acquired certain patents related to the infectious medical waste sterilization and disposal technologies developed in Germany. During the fourth quarter of 2005, the Company decided to discontinue all operations connected to the Valides® Modular Infectious Waste Disposal System and the Medides System due to the unsatisfactory level of revenue generated to date.

On November 21, 2005, the Company executed a letter of intent to acquire Providence Exploration, LLC, as a wholly owned subsidiary in a stock for ownership exchange. On September 29, 2006, the Corporation acquired Providence Exploration as a wholly owned subsidiary, pursuant to the closing of a Securities Exchange Agreement and a Note Exchange Agreement.

The Securities Exchange Agreement, entered into on April 10, 2006 with Providence Exploration and the unit holders of Providence Exploration, provided for the exchange of 4,286,330 shares of the Corporation's common stock for 1,250,000 issued and outstanding membership units of Providence Exploration. The Note Exchange Agreement, entered into on April 10, 2006 with the holders of certain promissory notes issued by Providence Exploration, provided for the exchange of 12,213,670 shares of the Company's common stock for the assignment of those promissory notes to the Company. The agreements were closed pursuant to shareholder approval at a special meeting of the shareholders held on September 29, 2006.

Providence Exploration is involved in exploration activities for the recovery of oil and gas from the Marble Falls and Barnett Shale formations in the Fort Worth basin and from the Ellenburger carbonate, Strawn carbonate and Pennsylvanian-Wolfcamp sandstone reservoirs in Val Verde County. The Fort Worth basin prospects include approximately 7,374 acres of oil and gas leases and the Val Verde County prospects include approximately 12,832 acres of oil and gas leases. Providence Exploration has a 90% working interest and its joint venture operating partner, Harding Company, has a 10% working interest in the Fort Worth basin projects.

The Company is considered a development stage company as defined in SFAS No. 7.

Note 1 — Organization and Summary of Significant Accounting Policies (continued)

Principles of Consolidation

The consolidated financial statements include the accounts of Providence Resources, Inc. and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Inventory

Inventory at December 31, 2007 consists of drilling rigs, parts and components. The Company records inventory at the lower of cost and market.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Maintenance and repairs are charged to expense as incurred. Costs of major renewals or betterments are capitalized over the remaining useful lives of the related assets. Depreciation is computed by using the straight-line method. The cost of property disposed of and related accumulated depreciation is removed from the accounts at the time of disposal, and gain or loss is reflected in operations.

Oil and Gas Leases Not Subject to Amortization

Oil and gas lease costs are recorded at cost and consist of 7,374.5 acres of land leases in North Eastern Texas in the Barnett Shale Formation and 12,847.2 acres of land leases in Southwest Texas in Val Verde County. These leases are undeveloped at December 31, 2007, and accordingly no depletion is included in the accompanying consolidated financial statements.

The Company follows the full cost method of accounting for exploration and development of oil and gas properties whereby all costs in acquiring, exploring and developing properties are capitalized, including estimate of abandonment costs, net of estimated equipment salvage costs. Prior to acquisition on September 29, 2006, Providence Exploration capitalized $3,278,647 in exploration costs. No costs related to production, general corporate overhead, or similar activities have been capitalized. As of December 31, 2007, the Company only has capitalized costs of unproved properties acquired and related exploration costs. Leasehold costs are depleted based on the units-of-production method based on estimated proved reserves. No proved reserves currently exist for the Company and therefore no depletion has been taken as of December 31, 2007.

Convertible Notes Payable

The fair value of the conversion option on a convertible note payable is calculated using the intrinsic value method and recorded as a discount on the face value of the note. This amount is amortized using the straight-line method over the term of the note.

Note 1 — Organization and Summary of Significant Accounting Policies (continued)

In accordance with Statement of Financial Accounting Standards No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets", the Company reviews its long-lived assets to be held and used, excluding proved oil and gas properties accounted for under the full cost method of accounting, whenever events or circumstances indicate that the carrying value of those assets may not be recoverable. An impairment loss is indicated if the sum of the expected future net cash flows is less than the carrying amount of the assets. In this circumstance, the Company recognizes an impairment loss for the amount by which the carrying amount of the asset exceeds the estimated fair value of the asset. The Company's long-lived assets related to its proved oil and gas properties accounted for under the full cost method of accounting are prescribed by the Securities and Exchange Commission (Regulation S-X, Rule 4-10, "Financial Accounting and Reporting for Oil and Gas Producing Activities Pursuant to the Federal Securities Laws and the Energy Policy and Conservation Act of 1975").

Intangible Assets

Costs associated with the acquisition of definite life intangibles are capitalized and amortized over their useful life. Costs of property acquisition, exploration and development are capitalized and subjected to a quarterly impairment (ceiling) test, based on the net present value of proved reserves on the property. Management will write this intangible down to its net realizable value at the time impairment appears to exist. During fiscal 2007, management determined that due to the dry holes experienced to date, that the carrying values of the Company's oil and gas leases and its oil and gas pipeline exceeded the ceiling test amounts pursuant to Regulation S-X, Rule 4-10. Accordingly, the Company recorded impairment charges of $17,881,092 and $1,509,734 on the leases and pipeline respectively.

Loan origination fees are amortized on a straight line basis over the 36 month term of the loans.

Long-Lived Assets

The Company evaluates its long-lived assets in accordance with SFAS No. 144, "Accounting for the Impairment of Long-Lived Assets". Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that their net book value may not be recoverable. When such factors and circumstances exist, the Company compares the projected undiscounted future cash flows associated with the related asset or group of assets over their estimated useful lives against their respective carrying amounts. Impairment, if any, is based on the excess of the carrying amount over the fair value of those assets and is recorded in the period in which the determination was made.

Income Taxes

The Company has adopted FASB 109 to account for income taxes. The Company currently has no issues which create timing differences that would mandate deferred tax expense. Net operating losses would create possible tax assets in future years, but due to the uncertainty as to the utilization of net operating loss carry forwards, a valuation allowance has been made to the extent of any tax benefit that net operating losses may generate. No provision for income taxes has been recorded due to the net operating loss carry forward which will be offset against future taxable income.

Note 1 — Organization and Summary of Significant Accounting Policies (continued)

Income Taxes (continued)

The difference between income taxes at statutory rates and the amount presented in the financial statements is a result of the following:

| | Years Ended December 31, | | Cumulative |
	2007	2006	Amounts
Income tax benefit at statutory rate	(7,549,454)	(2,299,000)	(12,270,454)
Change in valuation allowance	7,549,454	2,299,000	12,270,454
	$ -	$ -	$ -

Deferred tax assets are as follows at December 31, 2007:

	2007	2006
NOL Carry-forward	12,270,454	4,721,000
Valuation allowance	(12,270,454)	(4,721,000)
	$ -	-

The Company has incurred Net Operating Losses of approximately $38,118,959. These losses will be carried forward to offset future taxable income and will expire beginning in 2014. However, realization of the future tax benefit of these carry-forwards is contingent on the Company's ability to generate positive net operations. A valuation allowance has been recorded for the full amount of the deferred tax asset because it is more likely than not that the deferred tax asset will not be realized. The components of current income tax expense as of December 31, 2007 and 2006 respectively are as follows:

| | As at December 31, | |
	2007	2006
Current federal tax expense	-	-
Current state tax expense	-	-
Change in NOL benefits	7,549,454	2,299,000
Change in valuation allowance	(7,549,454)	(2,299,000)
Income tax expense	$ -	$ -

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. At December 31, 2007, the Company had $1,180,147 in bank deposit accounts. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

Note 1 — Organization and Summary of Significant Accounting Policies (continued)

Translation of Foreign Currencies

Assets and liabilities of the Company's foreign subsidiary are translated into U.S. dollars at the applicable exchange rates at year-end. Net gains or losses resulting from the translation of the Company's assets and liabilities are reflected as a separate component of stockholders' equity. A negative translation impact on stockholders' equity reflects a current relative U.S. dollar value higher than at the point in time that assets were actually acquired in a foreign currency. A positive translation impact would result from a U.S. Dollar weaker in value than at the point in time foreign assets were acquired.

Income and expense items are translated at the weighted average rate of exchange (based on when transactions actually occurred) during the year.

Revenue Recognition

The Company did not have revenues in the year ended December 31, 2007. Revenues are recorded upon the completion of the services, with the existence of an agreement and where collectability is reasonably assured. Oil and natural gas production revenue will be recognized at the time and point of sale after the product has been extracted from the ground.

Stock-Based Compensation

At December 31, 2007, the Company has stock-based employee compensation plans and the Company accounts for those plans under the recognition and measurement principles of APB Opinion 25, "Accounting for Stock Issued to Employees", and related Interpretations, and has adopted the disclosure provisions of SFAS 123 (R), "Share Based Payment."

Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant date for awards consistent with the provisions of SFAS 123 (R), the Company's net loss and loss per share would have been reduced to the pro forma amounts indicated below:

| | Years ended December 31, | |
	2007	2006
Net loss as reported	$ (22,204,275)	$ (6,761,584)
Deduct:		
Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	-	-
Net loss pro forma		
	$ (22,204,275)	$ (6,761,584)
Loss per share – basic and diluted:		
As reported	$ (.38)	$ (.24)
Pro forma	$ (.38)	$ (.24)

Note 1 — Organization and Summary of Significant Accounting Policies (continued)

Earnings Per Share

The numerator for the earnings per share calculation is the net loss for the period. The denominator is the weighted average number of shares outstanding during the period.

The computation of diluted earnings per common share is based on the weighted average number of shares outstanding during the period plus the common stock equivalents which would arise from the exercise or conversion of warrants, options and convertible securities, if any, using the treasury stock method. The Company had 7,267,650 stock equivalents of warrants at December 31, 2007 (2006 - 7,267,650) that were excluded from the calculation of diluted earnings per share. Common stock equivalents are not included in the diluted earnings per share calculation when their effect is antidilutive.

Earnings Per Share computation for Continuing operations:

| | Years ended December 31, | |
	2007	2006
Numerator – (loss from continuing operations)	$ (22,204,275)	$ (6,761,584)
Denominator – weighted average number of shares outstanding	54,845,406	28,296,428
Loss per share	$ (0.38)	$ (0.24)

Earnings Per Share computation from Discontinued Operations:

| | Years ended December 31, | |
	2007	2006
Numerator – (loss from discontinued operations)	$ Nil	$ Nil
Denominator – weighted average number of shares outstanding	54,845,406	28,296,428
Loss per share-discontinued operations	$ (0.38)	$ (0.00)

Earnings Per Share computation for Net Income:

| | Years ended December 31, | |
	2007	2006
Numerator – (Net Loss)	$ (22,204,275)	$ (6,761,584)
Denominator – weighted average number of shares outstanding	54,845,406	28,296,428
Loss per share	$ (0.38)	$ (0.24)

Note 1 — Organization and Summary of Significant Accounting Policies (continued)

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain amounts in the 2006 financial statements may have been reclassified to conform to the 2007 presentation.

Note 2 — Going Concern

As of December 31, 2007, the Company's revenue generating activities have not generated sufficient funds for profitable operations, and the Company has incurred losses of $38,118,959 since inception. These factors raise substantial doubt about the Company's ability to continue as a going concern.

We anticipate that additional funding will be required in the next twelve months and that it will be in the form of equity financing from the sale of our common stock. However, we do not have any financing arranged and we cannot provide investors with firm assurance that we will be able to raise sufficient funding from the sale of our common stock to fund our plan of operations

Note 3 — Property and Equipment

Drilling and service rigs and equipment are recorded at cost and are depreciated over their estimated useful lives of ten years using the straight-line method. Office furniture and equipment and automotive equipment are recorded at cost and depreciated over their estimated useful lives of five to ten years using the straight-line method.

Upon sale or retirement of property and equipment the cost and related accumulated depreciation of the asset are removed from the Company's accounts and gain or loss is recognized.

Expenditures for repair and maintenance are charged to expense as incurred.

	2007	2006
Drilling Rigs and Equipment	15,441	15,441
Vehicles	-	27,495
Office furniture and Equipment	-	12,659
Less accumulated depreciation	-	(9,785)
Equipment, net	$ -	$ 45,810

Depreciation expense for the years ended December 31, 2007 and 2006 was $9,911 and $9,544 respectively. In the year ended December 31, 2007, the Company recorded a loss on disposal of equipment in the amount of $35,899.

Note 4 – Short-term Note Payable

Note Payable - Global Convertible Megatrend LTD, unsecured, principal payable in full on February 23, 2008, interest at 10% payable at the end of each fiscal quarter, interest convertible to common shares at $0.35 per share.	$500,000

For the year ended December 31, 2007, the Company recorded $42,603 as interest and financing expense relating to a short-term note payable. Accrued interest as at December 31, 2007 for the outstanding short-term note payable totaled $42,603.

Note 5 – Short-term Convertible Promissory Notes

In 2007, the Company issued a secured convertible promissory note with a total face value of $1,000,000 in exchange for a cash advance of the same amount. The principal and interest are due in full on the maturity date of the note. The notes are secured by:

1. All seismic data obtained in connection with the 3D Seismic Project Proposal and Agreement dated March 27, 2007 between the Company and TRNCO Petroleum Corporation which seismic data may not be shared with any third party without the express written consent of the holder of the note.
2. Any and all proceeds arising from or attributable to the assets.

At the sole discretion of the holder, the principal and accrued interest on the note may be converted into shares of the Company's common stock. The promissory notes bear interest at 10% per annum. The principal and interest on the notes can be converted into shares of common stock at a conversion price of $0.15. The terms of the note are outlined in the following table.

Convertible Promissory Note Payable – Miller Energy LLC, secured, payable in full on April 29, 2008, including interest at 10%, convertible at $0.15 per common share.	$ 1,000,000
Total Principal of Convertible Promissory Note	$ 1,000,000
Less: unamortized note discount	($ 219,179)
Net book value	$ 780,821

For the year ended December 31, 2007, the Company recorded $67,123 as interest and financing expense relating to short-term convertible promissory notes. Accrued interest as at December 31, 2007 for the outstanding short-term convertible promissory notes totaled $67,123.

The fair value of the conversion option on the short-term promissory note of $666,667 as calculated using the intrinsic value method was recorded as a discount on the face value of the note. This amount will be amortized using the straight-line method over the term of the note. In 2007, the Company recorded $447,489 as interest expense due to amortization of the discount.

Note 6 – Long-term Convertible Promissory Notes

In 2007, the Company issued secured seven convertible promissory notes with a total face value of $4,000,000 in exchange for a cash advance of the same amount. The principal and interest are due in full three years after the issue date of the notes. The notes are secured by:

1. All seismic data obtained in connection with the 3D Seismic Project Proposal and Agreement dated March 27, 2007 between the Company and TRNCO Petroleum Corporation which seismic data may not be shared with any third party without the express written consent of the holder of the note.

2. Any and all proceeds arising from or attributable to the assets.

At the sole discretion of the holder, the principal and accrued interest on the note may be converted into shares of the Company's common stock. The promissory notes bear interest at 10% per annum. The principal and interest on notes with a total face value of $3,000,000 can be converted into shares of common stock at a conversion price of $0.08. The principal and interest on the remaining note with a face value of $1,000,000 can be converted into shares of common stock at a conversion price of $0.15. The terms of the note are outlined in the following table.

Convertible Promissory Note Payable – Global Project Finance AG, secured, payable in full on May 31, 2010, including interest at 10%, convertible at $0.15 per common share.	$ 1,000,000
Convertible Promissory Note Payable – Global Convertible Megatrend Ltd., secured, payable in full on August 8, 2010, including interest at 10%, convertible at $0.08 per common share.	$ 1,400,000
Convertible Promissory Note Payable – Golden Beach Company Ltd., secured, payable in full on August 8, 2010, including interest at 10%, convertible at $0.08 per common share.	$ 100,000
Convertible Promissory Note Payable – CR Innovations AG, secured, payable in full on August 8, 2010, including interest at 10%, convertible at $0.08 per common share.	$ 600,000
Convertible Promissory Note Payable – Global Project Finance AG, secured, payable in full on August 8, 2010, including interest at 10%, convertible at $0.08 per common share.	$ 400,000
Convertible Promissory Note Payable – Global Undervalued Investment Ltd., secured, payable in full on August 15, 2010, including interest at 10%, convertible at $0.08 per common share.	$ 250,000
Convertible Promissory Note Payable – FE Global Leveraged Investment Ltd., secured, payable in full on August 15, 2010, including interest at 10%, convertible at $0.08 per common share.	$ 250,000
Total Principal Long-Term Convertible Promissory Notes Payable	$ 4,000,000
Less: unamortized discount	($ 2,924,305)
Net book value	$ 1,075,695

Note 6 – Long-term Convertible Promissory Notes (continued)

For the year ended December 31, 2007, the Company recorded $176,849 as interest and financing expense relating to long-term convertible promissory notes. Accrued interest as at December 31, 2007 for the outstanding long-term convertible promissory notes totaled $176,849.

The fair value of the conversion option on the long-term promissory notes of $3,425,000 as calculated using the intrinsic value method was recorded as a discount on the face value of the notes. This amount will be amortized using the straight-line method over the term of the notes. In 2007, the Company recorded $500,696 as interest expense due to amortization of the discount.

Note 7 – Long-term Notes Payable

Note Payable - FAGEB AG, secured by drilling equipment, payable in quarterly installments of $25,119 through July 31, 2008, including interest at 12%.	$156,515
Note Payable - Global Convertible Megatrend LTD., secured by drilling equipment, payable in quarterly installments of $50,238 through July 31, 2008, including interest at 12%.	352,608
Note Payable - FAGEB AG, secured by drilling equipment, payable in quarterly installments of $37,722 through September 25, 2008, including interest at 12%.	264,802
Note Payable – Bluemont Investment Ltd, payable in full by August 8, 2010, including interest at 10%.	200,000
Total	973,925
Less current portion	773,925
Long-Term Notes Payable	$ 200,000

For the year ended December 31, 2007, the Company recorded $99,775 as interest and financing expense relating to long-term notes payable. Accrued interest as at December 31, 2007 for the outstanding long-term notes payable totaled $128,670.

Note 8 – Convertible Debentures

Two convertible debentures were issued during 2002 (May 3, 2002-$75,000 and May 6, 2002-$250,000), bearing interest at 7.5% per annum, which mature in three years. The convertible debentures become immediately due and payable upon certain events of default unless waived by the lender. Interest on the principal amount was due annually on the anniversary date of the issue date. The conversion feature allowed the holder at any time to convert any unpaid amount of principal or interest at $5.00 per share for a period of three years from the date of issuance. Pursuant to the terms of the convertible debenture, the Company agrees to file a Registration Statement within 60 days of conversion with the U.S. Securities and Exchange Commission. On January 14, 2004, the conversion price of the two debentures was adjusted to $0.10 per share.

Note 8 – Convertible Debentures (continued)

The convertible debentures are secured by substantially all of the Company's assets consisting of all tangible and intangible property.

The terms for these two convertible debentures were extended to May 3, 2008 and May 6, 2010, respectively pursuant to the terms of extension agreements dated March 31, 2005. The extension agreements require certain additional conditions related to the Company's obligations as follows:

1. The interest payable on the convertible debentures, as of May 4, 2005, accrues at a rate of ten percent (10%) per annum payable on a quarterly basis with the initial quarterly interest payments due on September 30, 2005 and at the end of each quarter thereafter until repayment or conversion.

2. The right to convert the whole part or any part of the principal amounts and accrued interest into shares of the Company extends until May 3, 2008 and May 6, 2010 respectively.

3. Upon conversion or repayment of the principal amounts and accrued interest, the holders of the convertible debentures are entitled to a ten percent (10%) bonus on the amount due as of such date. The market value of this bonus on the date of the extension was recorded as financing expense of $32,500.

On October 3, 2005 the Company reached an agreement with the beneficiaries of these two outstanding debentures for payment of interest accrued to September 30, 2005. The Company issued 136,298 shares of common stock to Global Convertible Megatrend Ltd. for $13,629 owed, and 56,250 shares of common stock to Max Fugman for $5,625 owed.

On April 11, 2006, the principal amount of the $75,000 debenture to Max Fugman and $3,863 of accrued interest were converted into shares of common stock at $0.10 per share. After applying the 10% bonus, the Company issued 867,493 shares of common stock to extinguish $86,749 of debt consisting of $75,000 of principal repayment and $11,749 in accrued interest. The Company recorded interest expense of $954,243 to reflect the value of the shares issued upon conversion in excess of the book amounts.

On June 15, 2006, the interest accrued on the $250,000 debenture to Global Convertible Megatrend Ltd. was converted into shares of common stock at $0.10 per share. The Company issued 167,810 shares for $16,781 of interest owed. The Company recorded interest expense of $192,982 to reflect the value of the shares issued upon conversion of the book amount.

On December 31, 2006, the interest accrued on the $250,000 debenture to Global Convertible Megatrend Ltd. was converted into shares of common stock at $0.10 per share. The Company issued 145,200 shares for $14,520 of interest owed. The Company recorded interest expense of $65,340 to reflect the value of the shares issued upon conversion of the book amount.

On June 13, 2007, the principal amount of the $250,000 debenture to Global Convertible Megatrend Ltd. and $12,357 of accrued interest were converted into shares of common stock at $0.10 per share. After applying the 10% bonus, the Company issued 2,873,563 shares of common stock to extinguish $287,356 of debt consisting of $250,000 of principal repayment and $37,356 in accrued interest and bonus. The Company recorded compensation expense of $139,944 to reflect the value of the shares issued upon conversion in excess of the debt and interest amounts.

Note 8 – Convertible Debentures (continued)

On November 28, 2005, the Company issued seven convertible debenture certificates for the total principal sum of $3,320,000 due in full with accrued and unpaid interest on November 30, 2010. The interest at a rate of 7.0% per annum is payable on a semi-annual basis with the initial payment due on June 1, 2006. The holders of the debentures has the right to convert all or part of the principal and accrued interest into common shares of the Company at $0.35 per share at any time prior to maturity.

On August 24, 2006, the interest accrued on the seven debentures was partially converted into shares of common stock at $0.35 per share. The Company issued 263,563 shares for $92,247 of interest owed. The Company recorded an additional interest expense of $144,960 to reflect the value of the shares issued upon conversion of the book amount.

On December 1, 2006, the interest accrued on the seven debentures was partially converted into shares of common stock at $0.35 per share. The Company issued 260,712 shares for $91,249 of interest owed. The Company recorded an additional interest expense of $52,142 to reflect the value of the shares issued upon conversion of the book amount.

On December 1, 2007, the interest accrued on the seven debentures was partially converted into shares of common stock at between $0.08 and $0.35 per share. The Company issued 994,516 shares for $178,214 of interest owed.

For the year ended December 31, 2007, the Company recorded $232,399 as interest and financing expense relating to convertible debentures. Accrued interest as at December 31, 2007 for all outstanding debentures totaled $124,101.

The total value of the principal of the short-term note payable, the short-term convertible promissory note, the seven convertible debentures, the seven long-term convertible promissory notes and the four long-term notes payable outstanding as of December 31, 2007 was $9,793,925. Repayment of this principle is due according to the following schedule:

	2008	2009	2010	2011	2012
Short term note payable	500,000	-	-	-	-
Short-term convertible promissory notes	1,000,000	-	-	-	-
Convertible debentures	-	-	3,320,000	-	-
Long-term convertible promissory notes	-	-	4,000,000	-	-
Long-term notes payable	773,925	-	200,000	-	-
Total	2,273,925	-	7,520,000	-	-

Note 9 — Related Party Transactions

The Company has entered into an agreement with Markus Müller, a director of the Company for consulting services. The agreement has an automatic renewal provision unless terminated by either party. During the years ended December 31, 2007 and 2006, the Company recognized consulting expense of $90,000 and $64,500 respectively. In 2007, the Company also recognized compensation expense of $22,500 which relates to shares issued to convert an outstanding balance due to Mr. Müller. In 2007, the Company issued 750,000 shares for $112,500 of consulting fees owed to Mr. Müller. The Company recorded compensation expense of $22,500 to reflect the value of the shares issued upon conversion of the book amount. The balance of $52,500 was due to Mr. Müller at December 31, 2007.

The Company has entered into an agreement with Nora Coccaro, a director of the Company for consulting services. The agreement has an automatic renewal provision unless terminated by either party. During the years ended December 31, 2007 and 2006, the Company recognized consulting expense of $109,500 and $406,500 respectively. Of the 2007 charge, $16,000 relates to the deemed value of 100,000 shares of common stock issued to Ms. Coccaro. Of the 2006 charge, $360,000 relates to the deemed value of 300,000 shares of common stock. The balance of $8,000 was due to Ms. Coccaro at December 31, 2007.

The Company has entered into an agreement with Gil Burciaga, a director of the Company for consulting services. During the years ended December 31, 2007 and 2006, the Company recognized consulting expense of $75,000 and $Nil respectively. The balance of $75,000 was due to Mr. Burciaga at December 31, 2007.

Note 10 — Stockholders' Equity Transactions

During the year ended December 31, 2007, the Company issued 1,450,000 shares of common stock valued at $285,000 for consulting and legal services. The Company recorded additional compensation expense of $22,500 to reflect the value of the shares issued upon conversion in excess of the debt and interest amounts.

During the year ended December 31, 2007, the principal amount of a $250,000 convertible debenture to Global Convertible Megatrend Ltd. and $12,357 of accrued interest were converted into shares of common stock at $0.10 per share. After applying a 10% bonus, the Company issued 2,873,563 shares of common stock to extinguish $287,356 of debt consisting of $250,000 of principal repayment and $37,356 in accrued interest and bonus. The Company recorded compensation expense of $139,944 to reflect the value of the shares issued upon conversion in excess of the debt and interest amounts.

During the year ended December 31, 2007, the Company issued 994,516 shares of common stock to extinguish $178,214 in accrued interest on convertible debentures.

During year ended December 31, 2007, the Company issued 1,987,500 shares of common stock for total proceeds of $236,700.

During the year ended December 31, 2007, the Company recorded $4,091,667 of discount on promissory notes to value their conversion option as calculated using the intrinsic value method.

Note 10 — Stockholders' Equity Transactions (continued)

On July 25, 2006, the Company issued 1,336,992 units in an equity financing for a total of $8,021,952. Each $6.00 unit comprised of 10 shares of common stock and 5 share purchase warrants, which warrants are exercisable at $1.00 for a period of three years from the date of grant. A total of 13,369,920 shares of common stock were issued and 6,684,960 warrants were issued. The Company recorded $3,409,330 as a financing cost related to the issuance of the warrants. As finder's fees, the Company paid $225,096 in cash and issued 234,690 warrants exercisable at $0.72 for a period of three years from the date of grant. The Company recorded $122,743 as a finder's fee expense related to the issuance of these warrants.

On September 29, 2006, the Company issued 16,500,000 shares of common stock valued at $13,200,000 pursuant to the acquisition of Providence Exploration. In connection with the acquisition, the Company issued a further 3,500,000 shares of common stock valued at $2,800,000 as payment of the outstanding balance for oil and gas leases in Val Verde County.

The Company acquired the following fixed assets upon acquisition:

Drilling rig inventory	$	724,515
Property and equipment		47,979
Oil and gas leases - undeveloped		23,807,018
	$	24,579,512

During the year ended December 31, 2006, the Company issued 2,004,778 shares of common stock valued at $2,071,214 for debt.

Note 11 — Minority Interest

Minority interest relates to the 10% interest in County Pipeline, LLC that is not held by the Company. This subsidiary was formed in October of 2006 with the purpose of constructing an oil and gas pipeline in Comanche County, Texas.

Note 12 — Preferred Stock

The Company's preferred stock may have such rights, preferences and designations and may be issued in such series as determined by the Board of Directors. No shares were issued and outstanding at December 31, 2007.

Note 13 — Warrants

During 2005, in connection with the offering of 6,270,000 shares common stock and $3,320,000 of convertible debentures during the year, a sales commission was partially paid in warrants. The warrants are exercisable in whole or in part allowing the holders to purchase 348,000 shares at an exercise price of $0.30 before the expiry date of December 1, 2010. On the date granted, the fair market value of these warrants, totaling $191,400, consisted of $68,970 for warrants issued in connection with the common stock offering, and $122,430 for warrants issued in connection with the debenture offering. The value of the warrants issued in connection with the debenture offering was recorded as a financing expense.

Note 13 — Warrants (Continued)

As part of the equity financing completed in July 2006, the Company issued 6,684,960 warrants exercisable until July 25, 2009 at $1.00 per share. The Company recorded $3,409,330 as a financing expense related to the issuance of these warrants based on their value as calculated using the Black-Scholes model.

The following assumptions were used for the Black-Scholes valuation of the warrants granted in 2006:

Risk-free interest rate	4.50%
Expected life of options	3.0 years
Annualized volatility	177%
Dividend rate	0.00%

Transactions involving the Company's warrant issuance are summarized as follows:

	Warrants Outstanding			Warrants Exercisable	
Year Issued	Exercise Price	Number Shares Outstanding	Weighted Average Contractual Life (Years)	Number Exercisable	Weighted Average Exercise Price
2005	$ 0.30	348,000	3.00	348,000	$ 0.30
2006	$ 1.00	6,684,960	1.50	6,684,960	$ 1.00
2006	$ 0.72	234,690	1.50	234,690	$ 0.72

	Number of Shares	Weighted Average Exercise Price
Outstanding at December 31, 2004	—	$ —
Granted	348,000	$ .30
Exercised	—	$ —
Cancelled	(—)	$ (—)
Outstanding at December 31, 2005	348,000	$ .30
Granted	6,919,650	$ .99
Exercised	—	$ —
Cancelled		$
Outstanding at December 31, 2006 and December 31, 2007	7,267,650	$ .96

Note 14 — Acquisition of Providence Exploration

On September 29, 2006, the Company entered into a share purchase agreement pursuant to which the Company acquired 100% control over Providence Exploration through the acquisition of all of its outstanding member shares.

The purchase price of the transaction required the Company to issue 20,000,000 common shares with a deemed value of $16,000,000. The shares were used to eliminate $3,571,311 of debt held by Providence Exploration. Prior to the transaction, Providence Exploration had a net assets deficit of $1,961,149 which included $73,721 in cash. The excess of the deemed value of the shares and fair value of the assets acquired amounted to $14,389,838 which was allocated to the value of undeveloped oil and gas leases held by Providence Exploration at the time of the acquisition. At the time of the acquisition, there was an intercompany account balance of $9,189,364 for principal and interest of cash advances made by the Company to Providence Exploration prior to the acquisition.

Note 15 - Agreements

In October 2005, the Company signed a joint exploration agreement with Harding Company. Under the terms of the agreement, the Company and Harding Company intend to explore, develop and produce oil and gas from Marble Falls and Barnett Shale formations in targeted areas of the Ft. Worth basin. Harding Company is appointed as operator.

The Company is required pursuant to the agreement to fund 100% of all costs of the management and operation for a minimum of 3 wells. The Company will carry Harding for its 10% working interest in all wells drilled and completed through the pipeline connection phase, in the project.

Effective February 22, 2006, the Company entered into an agreement to purchase oil and gas leases in Val Verde County, Texas. The purchase price was $3,849,600, consisting of $1,924,800 in cash and a $1,924,800 note payable. In March 2006, Harding Company paid the Company $192,480 related to the purchase. In connection with the acquisition of Providence Exploration, the Company issued 3,500,000 shares of common stock valued at $2,800,000 as payment of the outstanding balance for the oil and gas leases in Val Verde County.

In early 2007, the Company engaged TRNCO Petroleum Corporation of Midland, Texas to implement an I/O System Two recording system in combination with the latest generation of state-of-the-art acquisition and processing parameters to obtain high quality 3D seismic data for those leases located in Val Verde County. The data is intended to illuminate deep gas targets at depths ranging from 14,000 to 16,000 feet within the identified carbonates. TRNCO will supervise the acquisition, processing, licensing and interpretation of all seismic data and has engaged Dawson Geophysical Company to be responsible for obtaining the actual 3D seismic data. Founded in 1952, Dawson is a leading provider of onshore seismic data acquisition and processing services that operates two state-of-the-industry data processing centers in Houston and Midland, Texas, staffed by experienced geophysicists. The processing professionals use the latest kits of powerful processing tools and back their analytical excellence with practical geophysical field experience in correlating complex producing horizons. Dawson's prior experience in the Val Verde Basin is expected to be of considerable benefit to Providence in acquiring reliable 3D seismic data.

Note 16 – Commitments and Contingencies

The contract commitment cost for the agreement with TRNCO Petroleum Corporation (see Note 15) was $4,553,787, payable in installments on or before August 1, 2007. The Company had paid $5,000,000 to TRNCO by December 31, 2007 to cover project overruns of which all but $34,168 was used by the contractor by December 31, 2007.

The royalty on the Company's Val Verde property is 25% of net revenue. In addition, the Company must make annual installments for property leases in the amounts of $2,858 on February 24 and $320 April 13.

Note 17 — Fair Value of Financial Instruments

The Company's financial instruments consist of cash, accounts receivable, accounts payable and notes payable. The carrying amount of these items approximates fair value because of their short-term nature and the notes payable bear interest at the market interest rate.

Note 18 — Stock Based Compensation

The Company has adopted the disclosure provisions of Statement of Financial Accounting Standards (SFAS) No. 123 (R), "Share Based Payment" as described in Note 1. No stock options were granted in 2007 and 2006. No stock options were outstanding at December 31, 2007.

Note 19 — Reverse Common Stock Split

Effective August 25, 2003, the Company approved a 1-for-20 reverse common stock split. All common share amounts, common stock option amounts and per share information have been retroactively adjusted to reflect this common stock split in the accompanying financial statements.

Note 20 — Recent Accounting Pronouncements

In February 2006 the Financial Accounting Standards Board (FASB) issued Statement of Financial Standards No. 155 Accounting for Certain Hybrid Financial Instruments — an amendment of FASB Statements No. 133 and 140 (SFAS 155). This standard permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. SFAS 155 allows an entity to make an irrevocable election to measure such a hybrid financial instrument at fair value on an instrument-by-instrument basis. The standard eliminates the prohibition on a QSPE from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS 155 also clarifies which interest-only and principal-only strips are not subject to the requirements of SFAS 133, as well as determines that concentrations of credit risk in the form of subordination are not embedded derivatives. SFAS 155 is effective for all financial instruments acquired or issued after the beginning of the fiscal year that begins after September 15, 2006. Adoption of SFAS 155 is not expected to have a material impact on our consolidated financial position or results of operations.

Note 20 — Recent Accounting Pronouncements (continued)

In July 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes," which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes." FIN 48 provides guidance on the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures, and transition. FIN 48 becomes effective beginning with our first quarter 2007 fiscal period. We are currently evaluating the impact of this standard on our Consolidated Financial Statements.

In September 2006, the FASB issued FASB Statement of Financial Accounting Standards ("SFAS") No. 157, Fair Value Measurements, which establishes a framework for reporting fair value and expands disclosures about fair value measurements. SFAS No. 157 becomes effective beginning with our first quarter 2008 fiscal period. We are currently evaluating the impact of this standard on our Consolidated Financial Statements.

In September 2006, the FASB issued SFAS No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans. Effective for our fiscal year ending 2006, we will be required to fully recognize the assets and obligations associated with our defined benefit plans. Effective for fiscal year ending 2008, we will be required to measure a plan's assets and liabilities as of the end of the fiscal year instead of our current measurement date of September 30. We are currently evaluating the impact of this standard on our Consolidated Financial Statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value option for Financial Assets and Financials Liabilities – Including an Amendment of FASB No. 115. This statements objective is to improve financial reporting by providing the Company with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This statement is expected to expand the use of fair value measurement, which is consistent with the FASB's long-term measurement objective for accounting for financial instruments. The adoption of SFAS 159 did not have an impact on the Company's financial statements. The Company presently comments on significant accounting policies (including fair value of financial instruments) in Note 2 to the financial statements.

In December 2007, the FASB issued SFAS No. 160, Non-controlling interests in Consolidated Financial Statements – An amendment of ARB No. 51. This statements objective is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing accounting and reporting standards that require ownership interests in the subsidiaries held by parties other than the parent be clearly identified. The adoption of SFAS 160 did not have an impact on the Company's financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised), Business Combinations. This revision statements objective is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its effects on recognizing identifiable assets and measuring goodwill. The adoption of SFAS 141 (revised) did not have an impact on the Company's financial statements.

Note 21 — Subsequent Events

On February 29, 2008, the Company amended the terms of the $500,000 note payable to Global Convertible Megatrend Ltd. The amendment changed the maturity date to February 23, 2010 and conversion price for accrued interest to $0.08 per common share.

 On February 29, 2008, the Company amended the terms of the $1,000,000 convertible promissory note payable to Miller Energy LLC. The amendment changed the maturity date to April 29, 2010 and conversion price for principal and accrued interest to $0.08 per common share.

On February 29, 2008, the Company amended the terms of the $1,000,000 convertible promissory note payable to Global Project Finance AG. The amendment changed conversion price for principal and accrued interest to $0.08 per common share.

On March 4, 2008, the Company issued a convertible promissory note to FAGEB AG in the amount of $496,174 with a maturity date of March 4, 2010. The convertible promissory note bears interest at 12% per annum. The principal and interest on the note can be converted into shares of common stock at a conversion price of $0.08. This note was issued in exchange for the full release and discharge of two promissory notes due to FAGEB AG for the same amount.

On March 4, 2008, the Company issued a convertible promissory note to Global Convertible Megatrend Ltd. in the amount of $423,188 with a maturity date of March 4, 2010. The convertible promissory note bears interest at 12% per annum. The principal and interest on the note can be converted into shares of common stock at a conversion price of $0.08. This note was issued in exchange for the full release and discharge of a promissory note due to Global Convertible Megatrend Ltd. for the same amount.

End of Notes to Financial Statements

Supplemental Oil and Gas Information – FAS69

The following unaudited disclosures on standardized measures of discounted cash flows and changes therein relating to proved oil and gas reserves are determined in accordance with United States Statements of Financial Accounting Standards No. 69 "Disclosures About Oil and Gas Producing Activities".

Standardized Measure of Discounted Future Net Cash Flows and Changes Therein

In calculating the standardized measure of discounted future net cash flows, year-end constant prices and cost assumptions were applied to the Company's annual future production from proved reserves to determine cash inflows. Future production and development costs are based on constant price assumptions and assume the continuation of existing economic, operating and regulatory conditions. Future income taxes are calculated by applying statutory income tax rates to future pre-tax cash flows after provision for the tax cost of oil and natural gas properties based upon existing laws and regulations. The discount was computed by application of a 10 percent discount factor to the future net cash flows. The calculation of the standardized measure of discounted future net cash flows is based upon discounted future net cash flows prepared by the Company's independent qualified reserve evaluators in relation to the reserves they respectively evaluated, and adjusted by the Company to account for management's estimate obligations and future income taxes. The Company cautions that the discounted future net cash flows relating to proved oil and gas reserves are an indication of neither the fair market value of the Company's oil and gas properties, nor of the future net cash flows expected to be generated from such properties. The discounted future net cash flows do not include the fair market value of exploratory properties and probable or possible oil and gas reserves, nor is consideration given to the effect of anticipated future changes in crude oil and natural gas prices, development, asset retirement and production costs, and possible changes to tax and royalty regulations. The prescribed discount rate of 10 percent may not appropriately reflect future interest rates. The Company's projections should not be interpreted as being equivalent to fair market value.

Net Proved Reserves *(1, 2)*

	Natural Gas (*millions of cubic feet)*		Crude Oil and Natural Gas Liquids (*thousands of barrels)*
December 31, 2005	-		-
Purchase of reserves in place	-		-
Production	-		-
Adjustment for uneconomic wells	-		-
December 31, 2006 and December 31, 2007	-		-
Developed	-		-
Undeveloped	-		-
Total	-		-

Supplemental Oil and Gas Information – FAS69 (continued)

(2) Definitions:

a. *"Net"* reserves are the remaining reserves of the Company, after deduction of estimated royalties and including royalty interests.

b. *"Proved oil and gas reserves."* Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e. prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

Reservoirs are considered proved if economic product ability is supported by either actual production or conclusive formation test. The area of a reservoir considered proved includes that portion delineated by drilling and defined by gas-oil and /or oil-water contacts, if any; and the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.

iv. Reserves which can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the "proved" classification when successful testing by a pilot project, or the operation of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based.

v. Estimates of proved reserves do not include the following:

Oil that may become available from known reservoirs but is classified separately as "indicated additional reserves";

Crude oil, natural gas, and natural gas liquids, the recovery of which is subject to reasonable doubt because of uncertainty as to geology, reservoir characteristics, or economic factors;

Crude oil, natural gas, and natural gas liquids, that may occur in undrilled prospects; and

Crude oil, natural gas, and natural gas liquids, that may be recovered from oil shales, coal, gilsonite and other such sources.

Supplemental Oil and Gas Information – FAS69 (continued)

     c.   *"Proved developed oil and gas reserves."* Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as "proved developed reserves" only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

     d.   *"Proved undeveloped reserves."* Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive unites that are reasonably certain of production when drilled. Proved reserves for other undrilled unites can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates, for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

(2) The Company does not file any estimates of total net proved crude oil or natural gas reserves with any U.S. federal authority or agency other than the SEC.

Standardized Measure of Discounted Future Net Cash Flows Related to Proved Oil and Gas Reserves

The Company has no proved reserves and no oil and gas production and therefore has not presented the Standardized Measure of Discounted Future Net Cash Flows or operating results.

Capitalized Costs

December 31, 2007	United States
Proved oil and gas properties	$ -
Unproved oil and gas properties	31,996,677
Total capital costs	31,996,677
Accumulated depletion	(-)
Net capitalized costs	$ 31,996,677

Supplemental Oil and Gas Information – FAS69 (continued)

Costs Incurred

	United States
Years ended December 31, 2007	
Acquisitions:	
Proved reserves	$ -
Unproved reserves	-
Total acquisitions	-
Exploration costs	5,729,696
Development costs	-
Asset retirement obligations	-
Total costs incurred	$ 5,729,696

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS OR ACCOUNTING AND FINANCIAL DISCLOSURE

Providence has had no changes in or disagreements with our accountants, as to accounting or financial disclosure, over the two most recent fiscal years.

AVAILABLE INFORMATION AND REPORTS TO SECURITIES HOLDERS

Providence is subject to the informational requirements of the Securities Act. Providence files reports, proxy statements and other information with the Commission. The public may read and copy any materials that we file with the Commission at the Commission's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling 1-800-SEC-0330. The statements and forms we file with the Commission have been filed electronically and are available for viewing or copy on the Commission maintained Internet site that contains reports, proxy, and information statements, and other information regarding issuers that file electronically with the Commission. The Internet address for this site can be found at: *www.sec.gov.*

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Providence's articles of incorporation provide that a director of Providence shall not be personally liable to Providence or our shareholders for monetary damages for breach of fiduciary duty as a director, except for such liability as is expressly not subject to limitation under the Texas Business Corporations Act. Providence's articles of incorporation further provide that we will indemnify and hold harmless each person who was, is or is threatened to be made a party to or is otherwise involved in any threatened proceedings by reason of the fact that he or she is or was a director or officer of Providence or is or was serving at the request of Providence as a director, officer, partner, trustee, employee, or agent of another entity, against all losses, claims, damages, liabilities and expenses actually and reasonably incurred or suffered in connection with such proceeding to the full extent permitted by the Texas Business Corporations Act.

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The securities were registered in connection with the public offering of 12,669,920 shares of common stock and 6,523,150 shares underlying warrants to purchase common stock. All of the following expenses were born by Providence. The amounts set forth are estimates except for the Commission registration fee:

Expense	Amount to be Paid
Securities and Exchange Commission registration fee	$ 1,478.64
Attorneys' fees and expenses	40,000.00
Accountants' fees and expenses	10,000.00
Transfer agent's and registrar's fees and expenses	1,000.00
Total	$ $52,478.64

RECENT SALES OF UNREGISTERED SECURITIES

Set forth below is information regarding the issuance and sales of Providence's securities without registration within the last three years. The following securities are shares of common stock, warrants to purchase common stock, and debentures convertible into common stock. Sales which involved the use of an underwriter and commissions paid in connection with the sale of securities are noted.

Date	Shares	Name	Consideration	Price	Description	Exemption
10/3/2005	136,298	Global Convertible Megatrend Ltd.	$13,628	$0.10	Interest due on convertible debt	Reg. S / 4(2)
10/3/2005	56,250	Max Fugman	$5,625	$0.10	Interest due on convertible debt	Reg. S / 4(2)
10/25/2005	50,000	Nora Coccaro*	$5,000	$0.10	Consult services	Reg. S / 4(2)
10/25/2005	2,092,293	Markus Müller**	$209,229	$0.10	Consult services, interest, loans	Reg. S / 4(2)

* Director
** Chairman of the Board of Directors

Date	Convertible Debenture Amount	Name	Interest Rate (semi-annual, convertible)	Due Date	Conversion Rate	Exemption
11/28/2005	$1,000,000	FAGEB AG	7%	11/30/2010	$0.35	Reg. S
11/28/2005	$360,000	Desmodio Management, Inc.	7%	11/30/2010	$0.35	Reg. S
11/28/2005	$360,000	Capriccio Investments, Inc.	7%	11/30/2010	$0.35	Reg. S
11/28/2005	$400,000	FE Global Leveraged Investments Ltd.	7%	11/30/2010	$0.35	Reg. S
11/28/2005	$250,000	FE Global Undervalued Investments Ltd.	7%	11/30/2010	$0.35	Reg. S
11/28/2005	$100,000	Sunshine, Inc.	7%	11/30/2010	$0.35	Reg. S
11/28/2005	$850,000	FE Global Convertible Investment Ltd.	7%	11/30/2010	$0.35	Reg. S

A sales commission was authorized in connection with the above debentures, see below (dated 12/28/2005).

Date	Shares	Name	Consideration	Price	Description	Exemption
11/23/2005	200,000	Erich Hofer	$60,000	$0.30	Cash	Reg. S
11/25/2005	340,000	Bruno Sauter	$102,000	$0.30	Cash	Reg. S
11/28/2005	400,000	Joe Eberhard	$120,000	$0.30	Cash	Reg. S
11/30/2005	340,000	Ralph Ruoss	$102,000	$0.30	Cash	Reg. S
11/30/2005	1,700,000	Nicolas Mathys	$510,000	$0.30	Cash	Reg. S
11/30/2005	1,300,000	Desmodio Management Inc.	$390,000	$0.30	Cash	Reg. S
11/30/2005	1,300,000	Capriccio Investments Inc.	$390,000	$0.30	Cash	Reg. S
12/20/2005	260,000	Bruno Sauter	$78,000	$0.30	Cash	Reg. S
12/21/2005	170,000	Dieter Schaerer	$51,000	$0.30	Cash	Reg. S
12/21/2005	260,000	Walter Roeper	$78,000	$0.30	Cash	Reg. S

A sales commission was authorized in connection with the above debentures, see below (dated 12/28/2005).

Date	Warrants	Name	Exercise Price	Description	Exemption
12/28/2005	166,543	CR Innovations AG*	$0.30	Commission**	Reg. S
12/28/2005	148,571	Sunshine, Inc.	$0.30	Commission***	Reg. S

* Owned by Christian Russenberger one of our directors
** In connection with the offering of common stock authorized between 11/23/2005 and 12/21/2005 in the aggregate amount of $1,881,000 and convertible debentures authorized on 11/28/2005 in the aggregate amount of $720,000 for a total amount of $2,601,000, a sales commission totaling 5% was authorized for payment, comprised of 3% in cash and 2% in warrants.
*** In connection with the above offering of convertible debentures authorized on 11/28/2005 in the aggregate amount of $2,600,000, a sales commission totaling 5% was authorized for payment, comprised of 3% in cash and 2% in warrants.

Date	Shares	Name	Consideration	Price	Description	Exemption
4/11/2006	867,493	Max Fugman	$86,749	$0.10	Interest due and convertible debt	Reg. S / 4(2)
4/26/2006	300,000	Nora Coccaro*	$360,000	$1.20	Consult services	Reg. S / 4(2)
6/15/2006	167,810	Global Convertible Megatrend Ltd.	$16,781	$0.10	Interest due on convertible debt	Reg. S / 4(2)

* Director

On July 25, 2006, Providence authorized the issuance of 6,779,640 restricted shares of common stock and authorized the delivery of 3,389,820 share purchase warrants, for cash consideration of $4,067,784 in connection with an equity financing, to 41 investors pursuant to the exemptions from registration provided by Regulation S of the Securities Act.

Shares	Warrants	Name	Exercise Price	Consideration
60,000	30,000	Roman Sandmayr	$1.00	$36,000
25,000	12,500	Roland Wiesmann	$1.00	$15,000
40,000	20,000	Markus Wassmer	$1.00	$24,000
80,000	40,000	Heidi Haefeli	$1.00	$48,000
50,000	25,000	Roger Curchod	$1.00	$30,000
170,000	85,000	Westwood Trading Ltd.	$1.00	$102,000
150,000	75,000	Brigadoon Investments Ltd.	$1.00	$90,000
50,000	25,000	Hans Peter Stocker	$1.00	$30,000
50,000	25,000	Hansruedi Schumacher	$1.00	$30,000
100,000	50,000	Daniel Beck	$1.00	$60,000
60,000	30,000	Dr. Marc-Andre Schwab	$1.00	$36,000
80,000	40,000	Dieter Schaerer	$1.00	$48,000
100,000	50,000	Klimkin Associated SA	$1.00	$60,000
100,000	50,000	Elsbeth Russenberger	$1.00	$60,000
300,000	150,000	Global Leveraged Investment	$1.00	$180,000
450,000	225,000	Global Undervalued Investment	$1.00	$270,000
100,000	50,000	George Scherrer	$1.00	$60,000

700,000	350,000	Mamo Limited	$1.00	$420,000
85,000	42,500	Ilse Kaufmann	$1.00	$51,000
250,000	125,000	Germal GMBH	$1.00	$150,000
100,000	50,000	Martin Alex Murbach	$1.00	$60,000
70,000	35,000	Wyler Esther	$1.00	$42,000
1,666,670	833,335	Nicolas Mathys	$1.00	$1,000,002
380,000	190,000	Bank Julius Baer & Co. Ltd	$1.00	$228,000
20,000	10,000	Niconsult GmbH	$1.00	$12,000
53,000	26,500	Patrick Meier	$1.00	$31,800
10,000	5,000	Vladimir Mitrovic	$1.00	$6,000
25,000	12,500	Christoph Oeschger	$1.00	$15,000
860,000	430,000	Finter Bank Zurich	$1.00	$516,000
50,000	25,000	Claire Spencer	$1.00	$30,000
100,000	50,000	Brad Holland	$1.00	$60,000
100,000	50,000	Middlemarch Partners Limited	$1.00	$60,000
100,000	50,000	Bank Vontobel AG	$1.00	$60,000
16,670	8,335	Nasim Nasir	$1.00	$10,002
25,000	12,500	Peter John Noble	$1.00	$15,000
50,000	25,000	Arno Gassner	$1.00	$30,000
50,000	25,000	Klimkin Associated SA	$1.00	$30,000
20,000	10,000	Dominik Zehnder	$1.00	$12,000
83,300	41,650	Antonio Herrero	$1.00	$49,980

On July 25, 2006, Providence authorized the issuance of 6,590,280 restricted shares of common stock and authorized the delivery of 3,295,140 share purchase warrants, for cash consideration of $3,954,168 in connection with an equity financing, to 117 investors pursuant to the exemptions from registration provided by Regulation D of the Securities Act.

Shares	Warrants	Name	Exercise Price	Consideration
83,300	41,650	Dr. Harvey Glicker	$1.00	$49,980
16,000	8,000	Victor T. Aellen	$1.00	$9,600
40,000	20,000	Steve Nelson	$1.00	$24,000
50,000	25,000	Bruce Colgin	$1.00	$30,000
333,330	166,665	Crenshaw Family Partnership, LTD	$1.00	$199,998
15,000	7,500	Theodore L Rhyne	$1.00	$9,000
20,000	10,000	Southwest Securities, Inc. FBO Steve Nelson IRA	$1.00	$12,000
30,000	15,000	Southwest Securities, Inc. FBO Mishawn M. Nelson IRA	$1.00	$18,000
100,000	50,000	James R. Foster	$1.00	$60,000
25,000	12,500	Daryl M. Anderson	$1.00	$15,000
100,000	50,000	Peter Kubin and Marie Kubin	$1.00	$60,000
50,000	25,000	Paul D. Stewart	$1.00	$30,000

166,680	83,340	William Marc Hill and Elizabeth Brogdon Hill	$1.00	$100,008
166,680	83,340	Willowbend Ventures, LP	$1.00	$100,008
50,000	25,000	David Hunter	$1.00	$30,000
100,000	50,000	Michael Crabtree	$1.00	$60,000
8,500	4,250	Meera Khedkar	$1.00	$5,100
500,000	250,000	Randall A. Crenshaw	$1.00	$300,000
50,000	25,000	Spiral Bridge Family Limited Partnership	$1.00	$30,000
33,330	16,665	Rodney Robert Martin	$1.00	$19,998
50,000	25,000	Joseph Simone	$1.00	$30,000
10,000	5,000	Kenneth W. Mullane	$1.00	$6,000
50,000	25,000	Peter E. Kenefick	$1.00	$30,000
60,000	30,000	Chris J. Kaskow	$1.00	$36,000
25,000	12,500	Sharad Khedkar	$1.00	$15,000
25,000	12,500	Billie H. Hill and Georgia M. Hill	$1.00	$15,000
10,000	5,000	Hernan P. and Beverly L. Puentes	$1.00	$6,000
66,660	33,330	Samuel Weir	$1.00	$39,996
50,000	25,000	David J. Serra	$1.00	$30,000
50,000	25,000	Rebecca L. Gettemy	$1.00	$30,000
33,330	16,665	Michael J. Schneider	$1.00	$19,998
16,670	8,335	Joseph C. Bork	$1.00	$10,002
33,330	16,665	Curry Plumbing And Heating	$1.00	$19,998
50,000	25,000	Katy M. Chen	$1.00	$30,000
50,000	25,000	Sally M. Chen	$1.00	$30,000
20,000	10,000	Gen Liang Shi	$1.00	$12,000
41,670	20,835	Jerry Hart	$1.00	$25,002
20,000	10,000	Harold Milbrodt	$1.00	$12,000
35,000	17,500	Thomas E. Jordan	$1.00	$21,000
30,000	15,000	Dr. Robert. M. Squire M.D	$1.00	$18,000
40,000	20,000	Alan Miller	$1.00	$24,000
50,000	25,000	Randy Clakson	$1.00	$30,000
35,000	17,500	Frank M. Andrews	$1.00	$21,000
40,000	20,000	Kim Davies Roth IRA	$1.00	$24,000
20,000	10,000	Michelle Maggio	$1.00	$12,000
60,000	30,000	Kate McKnight	$1.00	$36,000
25,000	12,500	Stanley Fineberg	$1.00	$15,000
25,000	12,500	Harolyn And Harvey Glicker	$1.00	$15,000
33,330	16,665	Charles Hough	$1.00	$19,998
16,670	8,335	Steven Hamilton	$1.00	$10,002
33,330	16,665	Berkeley Alliance Capital Circle	$1.00	$19,998
340,000	170,000	Barry Davis, Roth IRA	$1.00	$204,000
70,000	35,000	TTASSB Parters	$1.00	$42,000
10,000	5,000	Nachum Y. Klar	$1.00	$6,000

50,000	25,000	Roger W. Patch Jr.	$1.00	$30,000
166,670	83,335	Alfred Berg	$1.00	$100,002
20,000	10,000	Wayne A. Reuter	$1.00	$12,000
16,670	8,335	Theodore T. Magel	$1.00	$10,002
20,000	10,000	David Hunter	$1.00	$12,000
100,000	50,000	Charles B. Crowell*	$1.00	$60,000
10,000	5,000	Frank M. Andrews	$1.00	$6,000
100,000	50,000	Barry Donnell	$1.00	$60,000
416,700	208,350	Elite Trading, LLC	$1.00	$250,020
20,000	10,000	Bennett Bouarnick	$1.00	$12,000
2,000	1,000	Michael Swanson	$1.00	$1,200
86,700	43,350	Joshua Klar	$1.00	$52,020
16,700	8,350	David Klar	$1.00	$10,020
20,000	10,000	Joseph Sorrentino	$1.00	$12,000
166,670	83,335	Crenshaw Family Partnership, LTD	$1.00	$100,002
15,000	7,500	Mary Contini	$1.00	$9,000
33,330	16,665	Mauricio A Platacuadros	$1.00	$19,998
33,330	16,665	Tom Vaughn	$1.00	$19,998
25,000	12,500	Harvey Glicker	$1.00	$15,000
16,000	8,000	Herbert Naiztat	$1.00	$9,600
250,000	125,000	Alfred Berg	$1.00	$150,000
30,000	15,000	Charles Wronski	$1.00	$18,000
15,000	7,500	Southwest Securities, Inc. FBO Steve Nelson IRA	$1.00	$9,000
15,000	7,500	Southwest Securities, Inc. FBO Mishawn M. Nelson IRA	$1.00	$9,000
16,670	8,335	Charles Harbey	$1.00	$10,002
20,000	10,000	Kevin Mcknight	$1.00	$12,000
20,000	10,000	Peter Santamaria	$1.00	$12,000
41,670	20,835	Sherman Dreiseszun	$1.00	$25,002
16,670	8,335	Dennis Estrada	$1.00	$10,002
83,340	41,670	Jerald Gunnelson	$1.00	$50,004
20,000	10,000	Rick Riley	$1.00	$12,000
92,000	46,000	Nelson Canache	$1.00	$55,200
16,670	8,335	Mauricio A. Platacuadros	$1.00	$10,002
100,000	50,000	Joseph Simone	$1.00	$60,000
10,000	5,000	Benjamin Fakheri	$1.00	$6,000
16,670	8,335	Angela K. Holahan	$1.00	$10,002
20,000	10,000	Ernest G. Ianetti	$1.00	$12,000
8,000	4,000	Victor T. Aellen	$1.00	$4,800
16,000	8,000	Leonard M. Rhoades	$1.00	$9,600
20,000	10,000	David Iannacconi	$1.00	$12,000
60,000	30,000	Chris J. Kaskow	$1.00	$36,000
83,340	41,670	Tom Vaughn	$1.00	$50,004

30,000	15,000	Mathew Todd Frailey	$1.00	$18,000
60,000	30,000	Joseph Simone	$1.00	$36,000
20,000	10,000	Robert Katan	$1.00	$12,000
20,000	10,000	David Vezzetti	$1.00	$12,000
16,670	8,335	Y. Shmuel Herz	$1.00	$10,002
30,000	15,000	Sean Hajo	$1.00	$18,000
100,000	50,000	Michael J. Simone	$1.00	$60,000
20,000	10,000	Randolph Wallace	$1.00	$12,000
20,000	10,000	Joseph Hope and Mary Lynn Ashby-Hope	$1.00	$12,000
83,000	41,500	Wayne Todd Ervin	$1.00	$49,800
10,000	5,000	V. K. Mullins	$1.00	$6,000
10,000	5,000	Carol H Cassidy	$1.00	$6,000
20,000	10,000	Sueperior Investments LLC	$1.00	$12,000
10,000	5,000	Stewart Kennedy	$1.00	$6,000
50,000	25,000	Michael J. Simone	$1.00	$30,000
100,000	50,000	Michael Monaco	$1.00	$60,000
40,000	20,000	Stewart Kennedy	$1.00	$24,000
15,000	7,500	Carla and Mark Coyle	$1.00	$9,000
10,000	5,000	Victoria Stapleton	$1.00	$6,000
17,000	8,500	Laurence Maguire	$1.00	$10,200
140,000	70,000	Martin Oring	$1.00	$84,000

*   Former Director

Date	Shares	Name	Consideration	Price	Description	Exemption
8/11/2006	40,548	FE Global Leveraged Investments Ltd.	$14,192	$0.35	Interest due and convertible debt	Reg. S / 4(2)
8/11/2006	25,343	FE Global Undervalued Investments Ltd.	$8,870	$0.35	Interest due and convertible debt	Reg. S / 4(2)
8/11/2006	10,137	First Equity Securities Ltd.	$3,158	$0.35	Interest due on convertible debt	Reg. S / 4(2)
8/11/2006	86,165	FE Global Convertible Investment Ltd.	$30,158	$0.35	Interest due on convertible debt	Reg. S/ 4(2)
8/11/2006	101,370	FAGEB AG	$35,479	$0.35	Interest due on convertible debt	Reg. S/ 4(2)

On September 29, 2006, Providence issued 16,500,000 shares of common stock valued at $13,200,000 pursuant to the acquisition of Providence Exploration. In connection with the acquisition, Providence issued a further 3,500,000 shares of common stock valued at $2,800,000 as payment of the outstanding balance for oil and gas leases in Val Verde County.

Date	Shares	Name	Consideration	Price	Description	Exemption
9/29/2006	2,286,330	Abram Janz	$1,829,064	$0.80	Per Exchange Agreement dated April 10, 2006	Reg. D/ 4(2)
9/29/2006	2,000,000	Shirly Janz	$1,600,000	$0.80	Per Exchange Agreement dated April 10, 2006	Reg. D/ 4(2)
9/29/2006	50,000	Edward Kneiffel	$40,000	$0.80	Per Note Agreement dated April 10, 2006	Reg. S / 4(2)
9/29/2006	400,000	Christian Diem	$320,000	$0.80	Per Note Agreement dated April 10, 2006	Reg. S / 4(2)
9/29/2006	400,000	George Scheerer	$320,000	$0.80	Per Note Agreement dated April 10, 2006	Reg. S / 4(2)
9/29/06	2,160,949	Markus Müller*	$1,728,760	$0.80	Per Note Agreement dated April 10, 2006	Reg. S / 4(2)
9/29/06	1,100,000	Global Project Finance AG**	$880,000	$0.80	Per Note Agreement dated April 10, 2006	Reg. S / 4(2)
9/29/06	500,000	JTE Finanz AG	$400,000	$0.80	Per Note Agreement dated April 10, 2006	Reg. S / 4(2)
9/29/06	1,600,000	Swanlake Investments Limited	$1,280,000	$0.80	Per Note Agreement dated April 10, 2006	Reg. S / 4(2)
9/29/06	1,485,037	Carrera Investments Limited	$1,188,030	$0.80	Per Note Agreement dated April 10, 2006	Reg. S / 4(2)
9/29/06	2,658,759	Bo Thorwald Berglin	$2,127,007	$0.80	Per Note Agreement dated April 10, 2006	Reg. S / 4(2)
9/29/06	291,119	Gosta Wilhelm Bergholtz	$232,895	$0.80	Per Note Agreement dated April 10, 2006	Reg. S / 4(2)
9/29/06	291,119	Inge Wicki	$232,895	$0.80	Per Note Agreement dated April 10, 2006	Reg. S / 4(2)
9/29/06	681,119	James Ladner	$544,895	$0.80	Per Note Agreement dated April 10, 2006	Reg. S / 4(2)
9/29/06	165,000	Neal and Norma Bezaire	$132,000	$0.80	Per Note Agreement dated April 10, 2006	Reg. S / 4(2)
9/29/06	430,568	Arden Gibb	$344,454	$0.80	Per Note Agreement dated April 10, 2006	Reg. S / 4(2)

* Chairman of the Board of Directors
** Christian Russenberger, director, has voting power over this entity

Date	Shares	Name	Consideration	Price	Description	Exemption
10/4/2006	3,500,000	Global Mineral Solutions	$1,924,800	$0.55	Per Agreement for Purchase and Sale dated February 22, 2006	Section 4(2)

Providence has paid brokers commissions on the proceeds from the above July 25, 2006 equity financings in the aggregate amount of $225,096 in cash and an aggregate of 234,690 in share purchase warrants, as follows:

Date	Warrants	Name	Commission Consideration	Exercise Price	Maturity Date	Exemption
11/7/2006	122,640	CR Innovations AG	$122,640	$0.72	11/7/2009	Reg. S
11/7/2006	35,700	JTE Finanz AG	$ 35,700	$0.72	11/7/2009	Reg. S
11/7/2006	7,350	Chris Trina	$ 7,350	$0.72	11/7/2009	Section 4(2)
11/7/2006	1,500	Quentin Bischoff	$ 1,500	$0.72	11/7/2009	Section 4(2)
11/7/2006	21,000	Todd McKnight	$21,000	$0.72	11/7/2009	Section 4(2)
11/20/2006	46,500	BlueMont Trade & Investment Inc.	$46,500	$0.72	11/20/2009	Reg. S

Date	Shares	Name	Consideration	Price	Description	Exemption
12/1/2006	40,548	FE Global Leveraged Investments Ltd.	$14,038	$0.35	Interest due and convertible debt	Reg. S / 4(2)
12/1/2006	25,343	FE Global Undervalued Investments Ltd.	$8,740	$0.35	Interest due and convertible debt	Reg. S / 4(2)
12/1/2006	10,137	Sunshine Ltd.	$3,510	$0.35	Interest due on convertible debt	Reg. S / 4(2)
12/1/2006	85,233	FE Global Convertible Investment Ltd.	$29,832	$0.35	Interest due on convertible debt	Reg. S/ 4(2)
12/1/2006	101,274	FAGEB AG	$35,096	$0.35	Interest due on convertible debt	Reg. S/ 4(2)
12/31/2006	145,200	FE Global Leveraged Investments Ltd.	$14,192	$0.10	Interest due and convertible debt	Reg. S / 4(2)
5/15/2007	500,000	Highlander Energy LLC	$120,000	$0.24	Consult services	Reg. D/ 4(2)

The following promissory notes are secured by all seismic data obtained in connection with the Carson/Cole Ranch leases in Val Verde County, Texas on a pro rata basis with like holders of the security; no commissions were paid in connection with this offering:

Date	Promissory Note Amount	Name	Interest Rate	Due Date	Conversion Rate	Exemption
5/31/2007	$1,000,000	Global Project Finance AG*	10%	5/31/2010	$0.08	Reg. S
8/8/2007	$1,400,000	Global Convertible Megatrend, Ltd.	10%	8/8/2010	$0.08	Reg. S
8/8/2007	$100,000	Golden Beach Company Ltd.	10%	8/8/2010	$0.08	Reg. S
8/8/2007	$600,000	CR Innovations AG*	10%	8/8/2010	$0.08	Reg. S
8/8/2007	$400,000	Global Project Finance AG*	10%	8/8/2010	$0.08	Reg. S
8/15/2007	$250,000	Global Undervalued Investment, Ltd.	10%	8/15/2010	$0.08	Reg. S
8/15/2007	$250,000	FE Global Leveraged Investment, Ltd.	10%	8/15/2010	$0.08	Reg. S
8/27/2007	$200,000	BlueMont Investment Ltd.	10%	8/27/2010	-	Reg. S

*   Christian Russenberger, director, has voting power over these entities.

On May 27, 2008 Providence issued 1,100,000 shares of common stock valued at $165,000 in consideration of services rendered as follows:

Date	Shares	Name	Consideration	Price	Description	Exemption
5/27/2008	500,000	Markus Müller*	$75,000	$0.15	Consult services	Reg. S / 4(2)
5/27/2008	500,000	Bill Purves	$75,000	$0.15	Consult services	Reg. D/ 4(2)
5/27/2008	100,000	Edward Moses**	$15,000	$0.15	Consult services	Reg. D/ 4(2)

*   Chairman of the Board of Directors
**   Former member of the Board of Directors

All of the above recent sales of unregistered securities were made in reliance upon an exemption from registration provided by either Regulation S, Regulation D, or Section 4(2) promulgated by the Commission pursuant to the Securities Act.

Providence complied with the requirements of Regulation S by having directed no offering efforts in the United States, by offering only to offerees who were outside the United States at the time the shares were issued, and ensuring that the offerees to whom the stock were issued were non-U.S. offerees with addresses in foreign countries.

Providence's Regulation D equity financing in 2006 (which shares were issued on June 25, 2006) was comprised of securities sold in the United States to accredited investors. Providence complied with the requirements of Rule 506.

Providence complied with the requirements of Section 4(2) based on the following factors: (i) the issuances were isolated private transactions by Providence which did not involve public offerings; (ii) the offerees committed to hold the stock for at least one year; (iii) there were no subsequent or contemporaneous public offerings of the stock; (iv) the stock was not broken down into smaller denominations; and (v) the negotiations for the offerings of the stock took place directly between the offerees and Providence.

INDEX TO AND DESCRIPTION OF EXHIBITS

The following exhibits are filed as part of this registration statement.

Exhibit	*Description*
3(i)(a)*	Articles of Incorporation (incorporated by reference from the Form 10-SB filed with the Commission on April 17, 2000).
3(i)(b)(c)*	Amendment to Articles of Incorporation (incorporated by reference from the Form 10-SB filed with the Commission on April 17, 2000).
3(i)(d)*	Amended and Restated Articles of Incorporation (incorporated by reference from the Form 10-SB filed with the Commission on April 17, 2000).
3(i)(e)*	Articles of Amendment to the Amended and Restated Articles of Incorporation (incorporated by reference from the Form 10-QSB filed with the Commission on November 17, 2003).
3(i)(f)*	Amendment to the Amended and Restated Articles of Incorporation (incorporated by reference from the Form 8-K filed with the Commission on October 2, 2006).
3(i)(g)*	Amendment to the Amended and Restated Articles of Incorporation.
3(ii)(a)*	Bylaws of Providence (incorporated by reference from the Form 10-SB filed with the Commission on April 17, 2000).
3(ii)(b)*	Amended and Restated Bylaws of Providence (incorporated by reference from the Form 8-K filed with the Commission on October 26, 2006).
5*	Opinion Letter of Gerald Einhorn, dated May 1, 2007 (incorporated by reference from the SB-2/A-4 filed with the Commission on May 25, 2007).
10(i)*	Consulting Agreement between Providence and Markus Müller dated May 1, 2003 (incorporated by reference from the Form 8-K filed with the Commission on November 17, 2003).
10(ii)*	Extension of the Term of Series "A" Convertible Debenture Certificate with Max Fugman (incorporated by reference from the Form 10-KSB/A filed with the Commission on October 11, 2005).
10(iii)*	Extension of the Term of Series "A" Convertible Debenture Certificate with Global Convertible Megatrend Ltd. (incorporated by reference from the Form 10-KSB/A filed with the Commission on October 11, 2005).
10(iv)*	Joint Venture Agreement between Providence Exploration and Harding Company, dated October 1, 2005 (incorporated by reference from the Form 8-K filed with the Commission on October 2, 2006).
10(v)*	Agreement for Purchase and Sale between Providence Exploration and Global Mineral Solutions, L.P., dated February 22, 2006 (incorporated by reference from the Form 8-K filed with the Commission on October 2, 2006).
10(vi)*	Securities Exchange Agreement dated April 10, 2006, between Providence, Providence Exploration, and the membership unit holders of Providence Exploration (filed on Form 8-K with the Commission on April 14, 2006).

10(vii)*	Note Exchange Agreement dated April 10, 2006, between Providence and the holders of certain promissory notes issued by Providence Exploration (filed on Form 8-K with the Commission on April 14, 2006).
10(viii)*	Amendment to the Terms of the Securities Exchange Agreement dated effective as of May 26, 2006, between Providence, Providence Exploration, and the membership unit holders of Providence Exploration (filed on Form 8-K with the Commission on July 3, 2006).
10(ix)*	Amendment to the Terms of the Note Exchange Agreement dated effective as of May 26, 2006, between Providence and the holders of certain promissory notes issued by Providence Exploration (filed on Form 8-K with the Commission on July 3, 2006).
10(x)*	Consulting Agreement with Eastgate Associates Ltd., dated April 1, 2006 (incorporated by reference from the Form 10-QSB filed with the Commission on November 13, 2006).
10(xi)*	Letter Agreement between Providence Exploration and Harding Company, dated March 30, 2006 (incorporated by reference from the Form SB2/A-2 filed with the Commission on February 28, 2007).
10(xii)*	Exploration and development agreement with Miller Energy, LLC and certain of its affiliates dated June 29, 2007 (filed on Form 8-K with the Commission on July 11, 2007).
10(xiii)*	Secured Revolving Convertible Promissory Note with Miller Energy, LLC dated June 29, 2007 (filed on Form 8-K with the Commission on July 11, 2007).
10(xiv)	Employment Agreement between Providence and Gilbert Burciaga dated June 13, 2008 (attached hereto).
14*	Code of Ethics, adopted as of March 1, 2004 (incorporated by reference from the form 10-QSB filed with the Commission on November 17, 2004).
21*	Subsidiaries of Providence (incorporated by reference from the form 10-K filed with the Commission on April 7, 2008).
23(i)	Consent of Independent Registered Public Accounting Firm (attached hereto).
23(ii)	Consent of Counsel (attached hereto).
99	2008 Stock Option Plan (attached hereto).

*   Incorporated by reference to previous filings of Providence.

UNDERTAKINGS

Providence hereby undertakes that we will:

- File, during any period in which we offer or sell securities, a post-effective amendment to this registration statement to:

    - Include any prospectus required by section 10(a)(3) of the Securities Act;
    - Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and
    - Include any additional or changed material information on the plan of distribution.

- For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

- File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

- For determining liability of the undersigned smaller reporting company under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned smaller reporting company undertakes that in a primary offering of securities of the undersigned smaller reporting company pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned smaller reporting company will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

    - Any preliminary prospectus or prospectus of the undersigned smaller reporting company related to the offering required to filed pursuant to Rule 424;
    - Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned smaller reporting company or used or referred to by the undersigned smaller reporting company;
    - The portion of any other free writing prospectus related to the offering containing material information about the undersigned smaller reporting company or the securities provided by or on behalf of the undersigned smaller reporting company; and
    - Any other communication that is an offer in the offering made by the undersigned smaller reporting company to the purchaser.

- Each prospectus filed pursuant to Rule 424(b) as part of the registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to the purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Providence, pursuant to the foregoing provisions, or otherwise, Providence has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

In the event a claim for indemnification against such liabilities, other than payment by Providence of expenses incurred or paid by a director, officer or controlling person of Providence in the successful defense of any action, suit or proceeding, is asserted by such director, officer or controlling person in connection with the securities being registered, Providence will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

In accordance with the requirements of the Securities Act, Providence certifies that we have reasonable grounds to believe that we meet all of the requirements for filing on Form S-1 and authorized this registration statement to be signed on our behalf by the undersigned, hereunto duly authorized, in Austin, Texas on June 23, 2008.

Providence Resources, Inc.

/s/ Gilbert Burciaga
Gilbert Burciaga
Chief Executive Officer, Chief Financial Officer, and
Principal Accounting Officer

In accordance with the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates stated.

Signature	*Title*	*Date*
/s/ Markus Müller Markus Müller	Director	June 23, 2008
/s/ Gilbert Burciaga Gilbert Burciaga	Director	June 23, 2008
/s/ Nora Coccaro Nora Coccaro	Director	June 23, 2008
/s/ Christian Russenberger Christian Russenberger	Director	June 23, 2008

Exhibit 10(xiv)

EMPLOYMENT AGREEMENT

This Employment Agreement (the "Agreement") is made by and between Providence Resources, Inc. ("Employer" or "Company") and Gilbert Burciaga ("Executive") for the purposes and considerations herein stated.

RECITALS

1.   WHEREAS, Executive has been providing certain services to Employer since May 1, 2007; and

2.   WHEREAS, Employer desires to employ Executive to be primarily responsible for carrying out the strategic plans and policies established by the Employer's Board of Directors (the "Board") on a day-to-day basis in connection with the exploration, development and production of oil and gas leases within and without the State of Texas; and

3.   WHEREAS, Executive desires to be employed by Employer in accordance with the terms and conditions of this Agreement.

AGREEMENT

For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto covenant and agree as follows:

1.   AGREEMENT TERM. The term of this Agreement shall be four (4) years beginning on May 1, 2007, and ending on April 30, 2011 (the "Term"), unless terminated sooner pursuant to the termination provisions herein contained.

2.   POSITION AND DUTIES OF EMPLOYMENT.

        a.   Employment Duties and Title. Employer hereby employs Executive as the President and Chief Executive Officer of Employer, pursuant to the terms hereof, and Executive hereby accepts such employment. Executive's duties and responsibilities generally shall be those customarily undertaken by the President of companies engaged in enterprises in which Employer is engaged, including but not necessarily limited to, general management and operations, responsibility for finance, administration, and human resources, and may include serving as a member of the Board. The Board may add, delete or otherwise alter Executive's duties and responsibilities, provided the Board shall make all assignments of duties and responsibilities in good faith and shall not materially alter the general character of the work to be performed by Executive, who shall perform such duties and discharge such responsibilities as directed by the Board in a good and businesslike manner. Executive's duties shall be governed to the same extent as other employees by such policies and procedures adopted by Employer from time to time that provide for the orderly administration of the workplace.

Exhibit 10(xiv)

b.   <u>Performance</u>. During the Term, Executive shall (i) devote his primary business time to the business of Employer; (ii) faithfully serve Employer; (iii) in all respects conform to and comply with the lawful and reasonable directions and instructions given to him by the Board in accordance with the terms of this Agreement; and (iv) use his reasonable business efforts to promote and serve the interests of Employer. Notwithstanding the foregoing, provided the following does not interfere with Executive's ability to perform his duties under this Agreement and does not create a conflict of interest, Executive may (i) participate in outside activities for remuneration; (ii) participate in the activities of professional trade organizations related to the business of Employer or its affiliates; (iii) engage in personal investing activities; and (iv) devote reasonable amounts of time to civic, social, community, charitable or religious pursuits.

3.   COMPENSATION AND BENEFITS.

a.   <u>Base Salary</u>. Employer shall pay Executive an annual base salary of One Hundred and Fifty Thousand and No/100 Dollars ($150,000.00), which shall be payable monthly as it accrues, or at such other intervals as Employer and Executive may hereafter from time to time agree in writing. The parties recognize that this base salary is less than salaries paid to executives in similar positions, and that Executive has agreed to this salary in recognition of the Company's cash flow constraints. Employer agrees that as soon as Company experiences net pretax profits for two (2) successive quarters, Employer shall review Executive's base salary and increase the amount payable commensurate with the amounts paid to executives employed by other companies engaged in enterprises in which Employer is engaged.

b.   <u>Annual Bonus</u>. On each anniversary of the beginning of the Term, Employer, at its sole discretion, shall pay Executive an annual bonus in an amount to be determined by the Board, and in the event an annual bonus is paid, such bonus will be no less than fifty percent (50%) of Executive's then-effective base salary.

c.   <u>Stock Options</u>.

(i)   <u>Incentive Stock Options.</u> Executive shall be granted options to purchase One Million Eight Hundred and Fifty Thousand (1,850,000) shares of Common Stock of the Company, which shall vest as set forth in Exhibit A attached hereto.

(ii)   <u>Tenure Stock Options.</u> Executive shall be granted options to purchase Five Million Six Hundred and Fifty Thousand (5,650,000) shares of Common Stock of the Company, which shall vest as indicated on the schedule set forth in Exhibit B attached hereto.

(iii)   <u>Performance Stock Options.</u> Executive shall be granted additional options to purchase Common Stock of the Company, which shall vest on satisfaction if Executive successfully meets certain performance requirements described in Exhibit C attached hereto.

All stock options described herein shall be granted in accordance with the terms and conditions of the Company's 2008 Stock Option Plan. Notwithstanding anything to the contrary herein or in any other document or agreement between the Company and Executive, each stock option granted to Executive shall have an exercise price that is not less than the fair market value of the Company's Common Stock on the date of the grant.

Exhibit 10(xiv)

d.   Cost of Living and Merit Raises. Employer's Board of Directors shall review Executive's performance annually and may provide Executive with such cost of living and merit increases in salary, as the Board shall determine in its sole discretion.

e.   Benefits. Employer shall provide Executive with at least such health, life, and disability benefits, retirement plans, and other benefits as are commensurate to those who provide like services within the oil and gas exploration and development sector, and Executive may receive such additional benefits as may be approved by the Board in its discretion, provided, however, that the foregoing shall not be construed as a covenant by Employer to establish, provide or maintain any such benefit programs.

f.   Expenses. Employer shall reimburse Executive for all reasonable travel, entertainment and out-of-pocket expenses incurred by Executive in the course and scope of authorized Employer business regardless of when incurred. In addition, Employer shall reimburse Executive for one half of his automobile lease costs, insurance and fuel expenditures regardless of when incurred.

g.   Vacation. Employer shall provide Executive with six (6) weeks paid vacation during each twelve-month period during the Term commencing with the second twelve-month period, which begins May 1, 2008.

h.   Deductions from Payments. Employer may deduct or withhold from payments to be made to Executive pursuant to this Agreement all sums which may be required to be deducted or withheld under any applicable law now in effect or which may become effective during the Term of this Agreement, including but not limited, to Social Security contributions and income tax withholding.

4.   TERMINATION OF EMPLOYMENT.

a.   By Employer Without Cause. During the Term:

(i)   (1)   Employer may terminate Executive's employment at any time without cause upon sixty (60) days written notice.

(2)   Employer may terminate Executive's employment at any time without cause upon thirty (30) days written notice solely in the event the Company abandons further exploration, development and production efforts on the Cole/Carson leases located in Val Verde County, Texas.

(ii)   In the event Employer terminates Executive's employment during the Term without cause pursuant to paragraph 4.a(i)(1), any stock options not vested in accordance with Exhibits A and B will automatically vest and Executive shall have six (6) months in which to exercise any such remaining stock options. Any remaining stock options that have not been exercised at the end of six (6) months shall expire.

(iii)   In the event Employer terminates Executive's employment during the Term without cause pursuant to paragraph 4.a.(i)(1), Employer shall pay Executive an amount equal to one (1) year of Executive's then base salary plus any unpaid reimbursable expenses, any earned but unpaid annual bonus and any accrued but unpaid benefits.

Exhibit 10(xiv)

(iv)   In the event Employer terminates Executive's employment during the Term without cause pursuant to paragraph 4.a.(i)(2), any stock options not vested in accordance with Exhibits A and B will expire, and Executive shall have thirty (30) days from the date of termination to exercise any vested stock options, after which time, such vested options shall expire.

(v)   In the event Employer terminates Executive's employment during the Term without cause pursuant to paragraph 4.a.(i)(2), Employer shall pay Executive an amount equal to one (1) month of Executive's then base salary plus any unpaid reimbursable expenses, any earned but unpaid annual bonus and any accrued but unpaid benefits.

b.   By Employer With Cause.

(i)   Employer may terminate Executive's employment at any time for cause.

(ii)   The term "cause" shall mean (1) Executive's material failure, neglect or refusal to perform any duties, responsibilities or obligations specifically described in or assigned to him under article 2 of this Agreement; (2) any willful or intentional act of Executive that has the effect of substantially injuring the reputation or business of Employer or any of its affiliates and any of their respective affiliates; (3) use of illegal drugs by Executive or repeated drunkenness; (4) a plea of nolo contendre, admission of guilt or conviction of Executive by a court of competent jurisdiction for the commission of (A) a felony or (B) a misdemeanor involving moral turpitude; (5) an act of fraud or embezzlement or material dishonesty by Executive against Employer or any other person or entity; (6) excessive unexcused absenteeism not related to a disability; (7) other violations of employment policies adopted by Employer that provide for the orderly administration of the workplace; or (8) during the Term, any material violation of a covenant described in article 5 of this Agreement.

(iii)   Employer shall give Executive written notice of Employer's intention to terminate Executive's employment for cause under paragraph 4.b.(i) (the "Cause Notice"). The Cause Notice shall state the particular action(s) or inaction(s) giving rise to cause for termination. If the cause for termination is capable of cure, Executive shall have a reasonable time not to exceed thirty (30) days after a Cause Notice is communicated pursuant to paragraph 7.a. to perform or correct performance of the particular duties, responsibilities or obligations described in the Cause Notice. If Executive performs and continues to perform as required, Employer shall not terminate Executive's employment for cause based upon the reasons stated in the Cause Notice.

(iv)   Upon termination by Employer for cause, Executive shall be entitled only to accrued and unpaid compensation and benefits unreimbursed expenses and earned but unpaid bonus as defined in article 3 of this Agreement through the date of termination, and any rights and benefits to which Executive is entitled at law. Any stock options that have not vested at the time of termination of Executive for cause shall expire, and Executive shall have six (6) months from the date of termination to exercise any vested stock options, after which time, such vested options shall expire.

c.   Termination of Employment by Executive.

(i)   At any time during the Term, Executive may terminate his employment, with or without good reason, by giving sixty (60) days prior written notice of termination to Employer pursuant to paragraph 7.a.

Exhibit 10(xiv)

(ii) The term "good reason" shall mean the occurrence of any of the following events: (1) Employer shall fail to pay Executive any compensation or benefits due under this Agreement and such failure shall not be remedied within ten (10) days after receipt of written notice from Executive specifying such failure; or (2) Employer shall materially breach any other provision of this Agreement and such breach shall not be remedied within a reasonable time after receipt by Employer of written notice from Executive specifying such breach.

(iii) In the event Executive terminates his employment with good reason during the Term, any stock options not vested in accordance with Exhibits A and B will automatically vest and Executive shall have six (6) months in which to exercise those and any remaining unexercised stock options. Any remaining stock options that have not been exercised at the end of six (6) months shall expire.

(iv) Executive shall give written notice to Employer of his intention to terminate his employment for good reason under paragraph 4.c.(i) (the "Good Reason Notice"). The Good Reason Notice shall state the particular action(s) or inaction(s) giving rise to good reason for termination. Employer shall have a reasonable time, not to exceed thirty (30) days after a Good Reason Notice is given, to perform or correct performance of the particular duties action(s) or inaction(s) described in the Good Reason Notice. If Employer reasonably corrects performance of the action(s) or inaction(s) described in the Good Reason Notice, then Executive shall not terminate Executive's employment for good reason based upon the reasons stated in the Good Reason Notice.

(v) In the event Executive voluntarily terminates his employment without good reason at any time during the Term, he shall be entitled to the compensation, benefits, unreimbursed expenses and earned but unpaid bonus as defined in article 3 of this Agreement through the date of termination, and any rights and benefits to which Executive is entitled at law. Any stock options that have not vested at the time Executive voluntarily terminates without good reason shall expire, and Executive shall have six (6) months from the date of termination to exercise any vested options, after which time, such vested options shall expire.

d. <u>Termination of Employment by Reason of Death</u>. If Executive shall die during the Term, this Agreement shall terminate automatically as of the date of death, and Employer shall pay to Executive's legal representative (i) the compensation and benefits under article 3, which would otherwise be payable to Executive up to the end of the month in which death occurs, and, to the extent applicable, (ii) any insurance or insurance proceeds, vested death benefits, compensation for accrued vacation or leave time, and (iii) any unpaid bonus for the prior fiscal period. In addition, any stock or stock options held by Executive at the time of his death shall be treated in accordance with Employer's Stock Option Plan. In the event Executive dies while performing his duties hereunder, in addition to any workers' compensation or similar benefits, Employer shall pay Executive's estate an amount equal to one (1) year of Executive's then base salary.

5. CONFIDENTIALITY.

a. <u>Nondisclosure of Confidential Information</u>. Executive will have access to Confidential Information (defined below) during his employment with Employer. Except pursuant to his employment hereunder, or as required to be disclosed by any law, regulation or order of any court or regulatory commission, department or agency, Executive shall not use or disclose to any person or entity during the Term or at any time thereafter, any Confidential Information of Employer.

Exhibit 10(xiv)

(i) "Confidential Information" shall include all information regarding Employer's (or any of its affiliate's) customers, vendors, suppliers, trade secrets, training programs, manuals or materials, technical information, seismic data, contracts, systems, procedures, mailing lists, know-how, trade names, improvements, price lists, financial or other data (including the revenues, costs or profits associated with Employer's products or services), business plans, code books, invoices and other financial statements, computer programs, software systems, databases, discs and printouts, plans (business, technical or otherwise), customer and industry lists, correspondence, internal reports, personnel files, sales and advertising material, telephone numbers, names and addresses or any other compilation of information, written or unwritten, which is or was used in the business of Employer not in the public domain or generally known in the industry, in any form, and including without limitation all such information acquired by Executive before or during the Term.

(ii) Executive agrees and acknowledges that all Confidential Information, in any form, and copies and extracts thereof, are and shall remain the sole and exclusive property of Employer and upon termination of his employment under this Agreement, Executive shall within a reasonable period of time return to Employer the originals and all copies of any such information provided to or acquired by Executive in connection with the performance of his duties for Employer, and shall return to Employer all such files, correspondence and/or other communications received, maintained and/or originated by Executive during the course of his employment.

6. DISPUTE RESOLUTION.

a. <u>Resolution Procedure</u>. The parties agree to resolve any dispute or controversy between Employer and Executive arising out of or in connection with the terms and provisions of this Agreement in accordance with the following:

(i) If any dispute or controversy arises out of or relates to this Agreement or any alleged breach hereof, the party desiring to resolve such dispute or controversy shall deliver a written notice of the dispute, including the specific claim in the dispute ("Dispute Notice") to the other party pursuant to paragraph 7.a. If any party delivers a Dispute Notice pursuant to this paragraph 6.a.(i), the parties involved in the dispute or controversy shall meet at least twice within the thirty (30) day period commencing with the date of the Dispute Notice and in good faith shall attempt to resolve such dispute or controversy through negotiation.

(ii) If any dispute or controversy is not resolved or settled by the parties as a result of negotiation pursuant to paragraph 6.a.(i) above, the parties shall in good faith submit the dispute or controversy to non-binding mediation in Travis County before a mediator agreed upon by the parties. In the event the parties are unable to agree upon a mediator, the parties shall request that a mediator be appointed by the Travis County District Court or the Federal Court for the Western District of Texas in Travis County. The parties shall bear the costs of such mediation equally.

Exhibit 10(xiv)

(iii)   Any dispute or controversy between Employer and Executive arising out of or relating to this Agreement or any breach of this Agreement that is not resolved by mediation pursuant to paragraph 6.a.(ii) above, the dispute or controversy shall be resolved through arbitration held in Travis County, Texas, which arbitration shall be conducted in accordance with the rules and procedures of the American Arbitration Association in accordance with its Rules for the Resolution of Employment Disputes, then in effect. The arbitration of such issues, including the determination of any amount of actual damages suffered by any party hereto by reason of the acts or omissions of any party, shall be final and binding upon all parties. Except as otherwise set forth in this Agreement, the cost of arbitration hereunder, including the cost of record or transcripts thereof, if any, administrative fees, and all other fees involved, including reasonable attorneys' fees incurred by the party determined by the arbitrator to be the prevailing party, shall be paid by the party determined by the arbitrator not to be the prevailing party, or otherwise allocated in an equitable manner as determined by the arbitrator. The parties shall instruct the arbitrator to render his or her decision no later than ninety (90) days after submission of the dispute to the arbitrator.

b.   <u>Confidentiality</u>. Each party agrees to keep all disputes, mediation and arbitration proceedings strictly confidential, except for disclosures of information in the ordinary course of business of the parties or by applicable law or regulation.

7.   GENERAL PROVISIONS.

a.   <u>Notices</u>. Any notices to be given hereunder by either party to the other may be effected by personal delivery in writing or by registered or certified mail, with postage prepaid and return receipt requested, addressed as follows:

If to Executive, to:	Gilbert Burciaga
	Building 1, Suite 240
	5300 Bee Cave Road
	Austin, TX 78746
	Email: *g@buzenergy.com*
Copy to:	Penny Hobbs
	McGinnis, Lochridge & Kilgore, L.L.P.
	600 Congress Avenue
	Austin, TX 78701
	Email: *phobbs@mcginnislaw.com*
If to Employer, to:	Markus Müller
	Bleicherweg 66, 8022
	Zurich, Switzerland
	Email: *muller@fes.ch*
Copy to:	Ruairidh Campbell
	Orsa & Company
	600 Westwood Terrace
	Austin, TX 78746
	Email: *ruairidhcampbell@msn.com*

Exhibit 10(xiv)

Any party may change its address by written notice in accordance with this paragraph 7.a. Notices delivered personally shall be deemed communicated as of actual receipt; mailed notices shall be deemed communicated as of five (5) days after mailing by delivering the same into the care and custody of the United States Postal Service or other national postal service, by registered or certified mail, return receipt requested, with postage prepaid.

   b. <u>Entire Agreement</u>. This Agreement, including Exhibits A, B and C, supersedes any and all other agreements, either oral or in writing, between the parties hereto with respect to the employment of Executive by Employer and contains all of the covenants and agreements between the parties with respect to the subject matter hereof. Each party to this Agreement acknowledges that no representations, inducement, promises, or agreements, orally or otherwise, have been made which are not embodied herein, and that no other agreement, statement or promise not contained in this Agreement shall be valid or binding. Any modification of this Agreement will be effective only if it is in writing signed by the party to be charged.

   c. <u>Waiver and Amendments</u>. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach, whether or not similar, unless such waiver specifically states that it is to be construed as a continuing waiver. This Agreement may be amended, modified or supplemented only by a written instrument executed by the parties hereto.

   d. <u>Law Governing Venue, Successors and Assigns</u>. This Agreement shall be governed by and construed in accordance with the laws of the State of Texas, excluding its conflicts of laws principles. Each party consents to jurisdiction and venue for any suit relating to this Agreement in any court of competent jurisdiction in Travis County, Texas, or the United States District Court for the Western District of Texas. This Agreement shall be binding upon and inure to the benefit of the legal representatives, successors and assigns of the parties hereto (provided, however, that Executive shall not have the right to assign this Agreement in view of its personal nature) and Employer shall not assign or transfer this Agreement without the consent of Executive.

   e. <u>Attorney's Fees and Costs</u>. Except as otherwise provided in this Agreement, if any action is necessary to enforce or interpret the terms of this Agreement (including without limitation any actions for injunctive relief), the prevailing party shall be entitled to reasonable attorney's fees, costs and necessary disbursements in addition to any other relief to which the prevailing party may be entitled.

   f. <u>Severability</u>. Should any term, covenant, condition or provision of this Agreement be held to be invalid or unenforceable, the balance of this Agreement shall remain in full force and effect and shall stand as if the unenforceable term, covenant, condition or provision did not exist.

   g. <u>Paragraph Headings</u>. The paragraph and section headings of this Agreement are for reference only and shall not be considered in the interpretation of this Agreement.

   h. <u>Counterparts</u>. It is also expressly understood that this Agreement may be executed and effective with multiple original signature pages.

Exhibit 10(xiv)

EXECUTED to be effective this 13th day of June, 2008.

EMPLOYER:

PROVIDENCE RESOURCES, INC.

By: /s/ Markus Müller
Its: Chairman of the Board of Directors

EXECUTIVE:

/s/ Gilbert Burciaga
Gilbert Burciaga

Exhibit 10(xiv)

EXHIBIT A

STOCK OPTION SCHEDULE

During the Term, Executive shall receive the following stock options in accordance with the Company's 2008 Stock Option Plan as follows:

Vesting Schedule	Number of Shares of Common Stock	Exercise Price Per Share
Signing Date of Executive	500,000	fair market value on the date of the grant
March 31, 2009	125,000	fair market value on the date of the grant
June 30, 2009	125,000	fair market value on the date of the grant
September 30, 2009	125,000	fair market value on the date of the grant
December 31, 2009	125,000	fair market value on the date of the grant
March 31, 2010	125,000	fair market value on the date of the grant
June 30, 2010	125,000	fair market value on the date of the grant
September 30, 2010	125,000	fair market value on the date of the grant
December 31, 2010	125,000	fair market value on the date of the grant
March 31, 2011	350,000	fair market value on the date of the grant

Exhibit 10(xiv)

EXHIBIT B

STOCK OPTION SCHEDULE

During the Term, Executive shall receive the following stock options in accordance with the Company's 2008 Stock Option Plan as follows:

Vesting Schedule	Number of Shares of Common Stock	Exercise Price Per Share
Signing Date of Executive	4,000,000	fair market value on the date of the grant
June 30, 2008	150,000	fair market value on the date of the grant
September 30, 2008	150,000	fair market value on the date of the grant
December 31, 2008	150,000	fair market value on the date of the grant
March 31, 2009	150,000	fair market value on the date of the grant
June 30, 2009	150,000	fair market value on the date of the grant
September 30, 2009	150,000	fair market value on the date of the grant
December 31, 2009	150,000	fair market value on the date of the grant
March 31, 2010	150,000	fair market value on the date of the grant
June 30, 2010	150,000	fair market value on the date of the grant
September 30, 2010	150,000	fair market value on the date of the grant
December 31, 2010	150,000	fair market value on the date of the grant

Exhibit 23(i)

CHISHOLM, BIERWOLF & NILSON
Certified Public Accountants

A Limited Liability
Partnership

533 W. 2600 S., Suite 250
Bountiful, Utah 84010

Office (801) 292-8756
Fax (801) 292-8809

CONSENT OF INDEPENDENT AUDITORS

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the inclusion in this post-effective registration statement on Form S-1/A, as amended, of our report, which includes an explanatory paragraph related to the Company's ability to continue as a going concern, dated March 25, 2008, on our audits of the consolidated financial statements of Providence Resources, Inc. and to the reference to our Firm under the caption "Experts" in the registration statement.

/s/Chisholm, Bierwolf & Nilson
Chisholm, Bierwolf & Nilson, LLC
Bountiful, Utah

June 23, 2008

Exhibit 23(ii)

Gerald Einhorn
1751 East Oakridge Drive
Salt Lake City, Utah 84106
Telephone (801) 575-8073, Ext. 102
Facsimile (801) 575-8092

June 23, 2008

Gilbert Burciaga, Chief Executive Officer
Providence Resources, Inc.
5300 Bee Caves Rd, Bldg 1 Suite 240
Austin, Texas 78746

Gentlemen,

The undersigned hereby consents to the use of his opinion dated May 1, 2007 as an exhibit to your post-effective amendment of your registration statement to be filed with the United States Securities and Exchange Commission on Form S-1.

/s/ Gerald Einhorn
Gerald Einhorn

Exhibit 99

PROVIDENCE RESOURCES, INC.
2008 STOCK OPTION PLAN

ARTICLE ONE

GENERAL PROVISIONS

I.   **PURPOSE OF THE PLAN**

This 2008 Stock Option Plan is intended to promote the interests of Providence Resources, Inc., a Texas corporation, by providing eligible persons who are employed by or provide services to the Corporation with the opportunity to acquire a proprietary interest, or otherwise increase their proprietary interest, in the Corporation as an incentive for them to continue in such employ or service. Options granted under this Plan may be Incentive Stock Options or Nonstatutory Stock Options.

Capitalized terms shall have the meanings assigned to such terms in Article Four of this Plan.

II.   **STRUCTURE OF THE PLAN**

The Plan shall be an Option Grant Program, under which eligible persons may be granted, at the discretion of the Plan Administrator, options to purchase shares of Common Stock. The options issued under this Plan are intended to be either Incentive Stock Options or Nonstatutory Stock Options exempt from Code Section 409A.

III.   **ADMINISTRATION OF THE PLAN**

A.   The Plan shall be administered by the Board. However, any or all administrative functions otherwise exercisable by the Board may be delegated to the Committee. Members of the Committee shall serve for such period of time as the Board may determine and may be removed by the Board at any time. Also, the Board at any time may terminate the functions of the Committee and reassume all powers and authority previously delegated to the Committee.

B.   Within the scope of its administrative jurisdiction under the Plan, the Plan Administrator shall have full power and authority subject to the provisions of the Plan:

1.   to establish such rules as it may deem appropriate for proper administration of the Plan, to make all factual determinations, to construe and interpret the provisions of the Plan and the Awards thereunder and to resolve any and all ambiguities thereunder;

2.   to determine, with respect to Awards made under the Option Grant Program, which eligible persons are to receive such Awards, the time or times when such Awards are to be made, the number of shares to be covered by such Awards, the vesting schedule (if any) applicable to such Awards, the status of a granted option as either an Incentive Stock Option or a Nonstatutory Stock Option, and the maximum term for which each option is to remain outstanding;

3.   to amend, modify or cancel any outstanding Awards with the consent of the holder or accelerate the vesting of such Awards; and

4.   to take such other discretionary actions as permitted under applicable law and pursuant to the terms of the Plan.

Exhibit 99

5.   The Plan Administrator shall have full power and authority to establish such rules and regulations as it may deem appropriate for proper administration of the Plan and to construe, to make such determinations under, and to issue such interpretations of, the terms, restrictions and provisions of the Plan and any outstanding options issued thereunder as it may deem necessary or advisable. The Committee may correct any defect or supply any omission or reconcile any inconsistency in the Plan or any agreements relating to option grants or stock issued thereunder. Decisions of each Plan Administrator within the scope of its administrative functions under the Plan shall be final and binding on all parties who have an interest in the Plan or any option issued thereunder.

IV.   ELIGIBILITY

A.   The persons eligible to participate in the Plan are as follows:

1.   Employees;

2.   Non-employee members of the Board or the board of directors of any Parent or Subsidiary; and

3.   Consultants.

B.   Only Employees shall be eligible for Incentive Stock Options under this Plan.

C.   The Board shall have the sole and absolute discretion to select Employees and other individuals who will be granted options in accordance with this Plan.

V.   STOCK SUBJECT TO THE PLAN

A.   The stock that may be issued under the Plan shall be shares of authorized but unissued or reacquired Common Stock of the Corporation. The total number of shares of Common Stock that may be issued over the term of the Plan shall not exceed Twenty Five Million (25,000,000) shares. The aggregate maximum number of shares of Common Stock that may be issued as Incentive Stock Options over the term of the Plan is Two Million (2,000,000). The remaining Twenty Three Million (23,000,000) shares of Common Stock may be issued as Nonstatutory Stock Options.

B.   The shares of Common Stock purchasable under the Plan as Incentive Stock Options can be supplied to the Plan through acquisitions of Common Stock on the open market, shares purchased under the Plan through Incentive Stock Options and forfeited back to the Plan, shares surrendered in payment of the exercise price of an Incentive Stock Option, and shares withheld from the exercise of an Incentive Stock Option for payment of applicable employment taxes and/or Federal income tax withholding obligations, in addition to newly issued shares of Common Stock.


ARTICLE TWO

OPTION GRANT PROGRAM


I.   OPTION TERMS

Each option shall be evidenced by one or more documents in the form approved by the Plan Administrator; provided, however, that each such document shall comply with the terms specified below.

Exhibit 99

In addition, each document evidencing an Incentive Stock Option shall be subject to the provisions of the Plan applicable to such options.

Exhibit 99

A.   **Exercise Price.**

       1.   The exercise price per share shall be established by the Plan Administrator and shall be equal to or greater than the Fair Market Value per share of Common Stock on the option grant date.

       2.   The exercise price shall become due immediately upon exercise of the option and, subject to the provisions of Section I of Article Three and the documents evidencing the option, shall be payable in cash or check made payable to the Corporation. If the Common Stock is registered under Section 12 of the 1934 Act at the time the option is exercised, then the exercise price may also be paid as follows:

       (i)   in shares of Common Stock held for the requisite period necessary to avoid a charge to the Corporation's earnings for financial reporting purposes and valued at Fair Market Value on the Exercise Date; or

       (ii)   to the extent the option is exercised for vested shares, through a special sale and remittance procedure pursuant to which the Optionee concurrently shall provide irrevocable written instructions to (a) a Corporation-designated brokerage firm to effect the immediate sale of the purchased shares and remit to the Corporation, out of the sale proceeds available on the settlement date, sufficient funds to cover the aggregate exercise price payable for the purchased shares plus all applicable Federal, state and local income and employment taxes required to be withheld by the Corporation by reason of such exercise and (b) the Corporation to deliver the certificates for the purchased shares directly to such brokerage firm in order to complete the sale.

Except to the extent such sale and remittance procedure is utilized, payment of the exercise price for the purchased shares must be made on the Exercise Date.

       B.   **Exercise and Term of Options.** Each option shall be exercisable at such time or times, during such period and for such number of shares as shall be determined by the Plan Administrator and set forth in the documents evidencing the option. However, no option shall have a term in excess of ten (10) years measured from the option grant date.

       C.   **Cessation of Service.**

The following provisions shall govern the exercise of any options held by the Optionee at the time of cessation of Service or death:

       1.   Upon the Optionee's cessation of Service for any reason, the Optionee's option shall terminate immediately and cease to be outstanding with respect to any and all option shares for which the option is not otherwise at that time exercisable or in which the Optionee is not otherwise at that time vested (after taking into account any vesting acceleration provisions tied to the Optionee's cessation of Service under this Plan, any option agreement or any other written agreement between an Optionee and the Corporation); provided, however, should Optionee's Service be terminated for Misconduct, then notwithstanding anything to the contrary herein, all outstanding options with respect to all unvested shares at the date of such termination held by the Optionee shall terminate immediately and cease to remain outstanding.

Exhibit 99

2.	Should the Optionee cease to remain in Service for any reason other than death or Disability, except as otherwise provided under an option agreement or any other written agreement between the Optionee and the Corporation, the Optionee shall have a period of three (3) months following the date of such cessation of Service during which to exercise each outstanding vested option held by such Optionee and not terminated or cancelled under subparagraph (1) above.

3.	Should the Optionee's Service terminate by reason of Disability, then the Optionee shall have a period of twelve (12) months following the date of such cessation of Service during which to exercise each outstanding vested option held by the Optionee and not terminated or cancelled under subparagraph (1) above.

4.	If, while holding an outstanding vested option, the Optionee's Service terminates by reason of the Optionee's death, then the personal representative of his or her estate or the person or persons to whom the option is transferred pursuant to the Optionee's will or the laws of inheritance shall have a period of twelve (12) months following the date of the Optionee's death to exercise such option.

5.	During the applicable post-Service exercise period, the option may not be exercised in the aggregate for more than the number of vested shares for which the option is exercisable on the date of the Optionee's cessation of Service, plus any additional option shares for which vesting is accelerated due to such cessation of Service pursuant to the terms of the applicable option agreement or any other written agreement between an Optionee and the Corporation.

6.	Upon the expiration of the applicable exercise period or (if earlier) upon the expiration of the option term, the option shall terminate and cease to be outstanding for any vested shares for which the option has not been exercised. Under no circumstances shall any such option be exercisable after the specified expiration of the option term.

D.	**Shareholder Rights.** The holder of an option shall have no shareholder rights with respect to the shares subject to the option until such person shall have exercised the option, paid the exercise price, and become the recordholder of the purchased shares.

E.	**Limited Transferability of Options.** During the lifetime of the Optionee, Incentive Stock Options shall be exercisable only by the Optionee and shall not be assignable or transferable other than by will or by the laws of descent and distribution following the Optionee's death. However, at the discretion of the Plan Administrator and in connection with the Optionee's estate plan, a Nonstatutory Stock Option may be assigned in whole or in part during the Optionee's lifetime to one or more members of the Optionee's immediate family or to a trust established exclusively for one or more such family members. The assigned portion may be exercised only by the person or persons who acquire a proprietary interest in the option pursuant to the assignment. The terms applicable to the assigned portion shall be the same as those in effect for the option immediately prior to such assignment and shall be set forth in such documents issued to the assignee as the Plan Administrator may deem appropriate.

## II.	INCENTIVE STOCK OPTIONS

The terms specified below shall be applicable to all Incentive Stock Options. Except as modified by the provisions of this Section II, all the provisions of Articles One, Two, Three and Four shall be

Exhibit 99

applicable to Incentive Stock Options. Options that are specifically designated as Nonstatutory Stock Options when issued under the Plan shall not be subject to the terms of this Section II.

Exhibit 99

A. **Eligibility.** Incentive Stock Options may be granted only to Employees.

B. **Exercise Price.** The exercise price per share shall not be less than one hundred percent (100%) of the Fair Market Value per share of Common Stock on the option grant date.

C. **Dollar Limitation.** During any one (1) calendar year, the aggregate Fair Market Value of the shares of Common Stock (determined as of the respective date or dates of grant) for which one or more options granted to any Employee under the Plan (or any other option plan of the Corporation or any Parent or Subsidiary) may become exercisable for the first time as Incentive Stock Options shall not exceed One Hundred Thousand Dollars ($100,000). To the extent such Employee holds two (2) or more options that become exercisable for the first time in the same calendar year, the foregoing limitation on the exercisability of such options as Incentive Stock Options shall be applied on the basis of the order in which such options were granted.

D. **10% Shareholder.** If any Employee is a 10% Shareholder on the date that an Incentive Stock Option is granted, then (i) the exercise price per share shall not be less than one hundred ten percent (110%) of the Fair Market Value per share of Common Stock on the option grant date and (ii) the option term shall not exceed five (5) years measured from the option grant date.

III.   CORPORATE TRANSACTION

A. In the event of any Corporate Transaction and except as otherwise provided in an option agreement, each outstanding option that is not fully vested automatically shall accelerate so that immediately prior to the effective date of the Corporate Transaction, all shares subject to the option automatically shall vest and each such option shall become fully exercisable for all of the shares of Common Stock at the time subject to such option and may be exercised for any or all of those shares as fully-vested shares of Common Stock. However, an outstanding option shall not so accelerate if and to the extent: (i) such option is assumed in connection with the Corporate Transaction, otherwise continued in full force and effect by the successor corporation (or parent thereof) or replaced with a comparable option to purchase shares of the capital stock of the successor corporation (or parent thereof), (ii) such option is to be replaced with a cash incentive program of the successor corporation that preserves the financial spread existing between the exercise price on the option grant date and the Fair Market Value of the shares subject to the option on the effective date of the Corporate Transaction and provides for subsequent payout in accordance with the vesting schedule applicable to such option, or (iii) the acceleration of such option is subject to other limitations imposed by the Plan Administrator at the time of the option grant. The determination of option comparability under clauses (i) and (ii) above shall be made by the Plan Administrator, and its determination shall be final, binding and conclusive.

B. Immediately following the consummation of the Corporate Transaction, all outstanding options shall terminate and cease to be outstanding, except to the extent assumed by the successor corporation (or parent thereof) or otherwise expressly continued in full force and effect pursuant to the terms of the Corporate Transaction.

Exhibit 99

C.   Each option that is assumed, otherwise continued in full force and effect, or replaced with a comparable option in connection with a Corporate Transaction shall be appropriately adjusted, immediately after such Corporate Transaction, to apply to the number and class of securities that would have been issuable to the Optionee in consummation of such Corporate Transaction had the option been exercised immediately prior to such Corporate Transaction. Appropriate adjustments to reflect such Corporate Transaction shall also be made to (i) the number and class of securities available for issuance under the Plan following the consummation of such Corporate Transaction and (ii) the exercise price payable per share under each outstanding option, provided the aggregate exercise price payable for such securities shall remain the same. Notwithstanding anything herein to the contrary, any adjustments made to an Incentive Stock Option shall comply with the requirements of Section 424 of the Code and related rules and regulations, so that such option shall continue to qualify as an Incentive Stock Option, and not a Nonstatutory Stock Option or new Incentive Stock Option.

D.   In the event an Optionee's Service should terminate by reason of an Involuntary Termination within eighteen (18) months following the effective date of a Corporate Transaction, the Plan Administrator shall have the discretion, exercisable at the time the option is granted or at any time while the option remains outstanding, to provide for the automatic acceleration of one or more outstanding options that do not otherwise accelerate at that time, as described in Section III.A. of this Article Two. Any options so accelerated shall remain exercisable until the earlier of (i) the expiration of the option term, or (ii) the expiration of the one (1) year period measured from the effective date of the Involuntary Termination.

E.   Upon the occurrence of a Corporate Transaction, the Plan Administrator shall have the discretion, exercisable either at the time the option is granted or at any time while the option remains outstanding, to provide for the automatic acceleration of one or more outstanding options, as described in Section III.A. of this Article Two whether or not those options are to be assumed or replaced in the Corporate Transaction.

F.   The portion of any Incentive Stock Option accelerated in connection with a Corporate Transaction shall remain exercisable as an Incentive Stock Option only to the extent the applicable One Hundred Thousand Dollar ($100,000) limitation (as described in Section II.C. of this Article Two) is not exceeded. To the extent such dollar limitation is exceeded, the accelerated portion of such option shall be exercisable as a Nonstatutory Stock Option under the Federal income tax laws.

G.   The grant of options under the Plan shall in no way affect the right of the Corporation to adjust, reclassify, reorganize or otherwise change its capital or business structure or to merge, consolidate, dissolve, liquidate or sell or transfer all or any part of its business or assets.

IV.   CANCELLATION AND REGRANT OF OPTIONS

The Plan Administrator shall have the authority to effect, at any time and from time to time, with the consent of the affected option holders, the cancellation of any or all outstanding options under the Option Grant Program and to grant in substitution new options covering the same or different number of shares of Common Stock but with an exercise price per share based on the Fair Market Value per share of Common Stock on the new grant date.

Exhibit 99

ARTICLE THREE

MISCELLANEOUS

I.   EFFECTIVE DATE AND TERM OF THE PLAN

A.   The Plan shall become effective when adopted by the Board, but no option granted under the Plan may be exercised, until the Plan is approved by the Corporation's shareholders. If such shareholder approval is not obtained within twelve (12) months before or after the date of the Board's adoption of the Plan, then all options previously granted under the Plan shall terminate and cease to be outstanding, and no further options shall be granted and no shares shall be issued under the Plan. Subject to such limitation, the Plan Administrator may grant options under the Plan at any time after the effective date of the Plan and before the date fixed herein for termination of the Plan.

B.   In its discretion, the Board may terminate the Plan at any time with respect to any shares of Common Stock for which Incentive Stock Options or Nonstatutory Stock Options have not been granted.

C.   The Plan shall terminate upon the earliest of (i) the expiration of the ten (10) year period measured from the date the Plan is adopted by the Board or approved by the shareholders, whichever is earlier, (ii) the date on which all shares available for issuance under the Plan shall have been issued as fully vested shares, or (iii) the termination of all outstanding options in connection with a Corporate Transaction. Upon such Plan termination, all options outstanding under the Plan shall continue to have full force and effect in accordance with the provisions of the documents evidencing such options, except as otherwise provided herein or in any agreements related to such stock options.

II.   AMENDMENT OF THE PLAN

The Board shall have complete and exclusive power and authority to amend or modify the Plan in any or all respects from time to time. However, no such amendment or modification shall adversely affect any rights and obligations with respect to options at the time outstanding under the Plan, unless the Optionee consents to such amendment or modification. In addition, certain amendments may require shareholder approval pursuant to applicable laws and regulations, including, but not limited to, any amendment to the Plan that (i) increases the maximum aggregate number of shares that may be issued under the Plan or (ii) changes the class of individuals eligible to receive an option under the Plan.

III.   USE OF PROCEEDS

Any cash proceeds received by the Corporation from the issuance of shares of Common Stock under the Plan shall be used for general corporate purposes.

IV.   WITHHOLDING

The Corporation's obligation to deliver shares of Common Stock upon the exercise of any options issued under the Plan shall be subject to the satisfaction of all applicable Federal, state and local income and employment tax withholding requirements.

Exhibit 99

V.   REGULATORY APPROVALS

The implementation of the Plan, the granting of any option under the Plan and the issuance of any shares of Common Stock upon the exercise of any option shall be subject to the Corporation's procurement of all approvals and permits required by regulatory authorities having jurisdiction over the Plan, the options granted under the Plan and the shares of Common Stock issued pursuant to the Plan.

VI.   SHARE LEGENDS

In addition to any other legends that the Board determines, in its discretion, are necessary or appropriate, the Corporation shall cause the legends set forth below, or legends substantially equivalent thereto, to be placed upon any certificate(s) evidencing ownership of the shares of Common Stock issued under the Option Grant Program, together with any other legends that may be required by the Corporation or by state or federal securities laws:

THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. THE SHARES HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT WITH RESPECT TO THE SHARES OR AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF SAID ACT THAT IS THEN APPLICABLE TO THE SHARES, AS TO WHICH A PRIOR OPINION OF COUNSEL ACCEPTABLE TO THE ISSUER OR TRANSFER AGENT MAY BE REQUIRED.

VII.   NO EMPLOYMENT OR SERVICE RIGHTS

Nothing in the Plan shall confer upon an Optionee any right to continue in Service for any period of specific duration or interfere with or otherwise restrict in any way the rights of the Corporation (or any Parent or Subsidiary employing or retaining such person) or of the Optionee, which rights are hereby expressly reserved by each.

VIII.   UNFUNDED PLAN

The Plan shall be unfunded. The Corporation shall not be required to establish any special or separate fund or to make any other segregation of funds or assets to insure any payments under this Plan.

IX.   NO RESTRICTION ON CORPORATE ACTION

Nothing contained in the Plan shall be construed to prevent the Corporation (or any Parent or Subsidiary) from taking any corporate action that is deemed by the Corporation (or such Parent or Subsidiary) to be appropriate or in its best interest, whether or not such action would have an adverse effect on the Plan or any option under the Plan. No Employee, Consultant, Board member, beneficiary, or other person shall have any claim against the Corporation or any Parent or Subsidiary as a result of any such action.

X.   GOVERNING LAW

The Plan shall be construed in accordance with the laws of Texas.

Exhibit 99

ARTICLE FOUR

DEFINITIONS

The following definitions shall be in effect under the Plan:

A.   **"Applicable Laws"** shall mean the requirements for equity compensation plans and Awards under federal securities laws, the Code, applicable state corporate and securities laws, and the rules of any applicable stock exchange or national market system applicable to Awards.

B.   **"Award"** shall mean the determination to make one or more grants under the Plan.

C.   **"Board"** shall mean the Corporation's board of directors.

D.   **"Code"** shall mean, the Internal Revenue Code of 1986, as amended.

E.   **"Committee"** shall mean a committee of one (1) or more Board members appointed by the Board to exercise one or more administrative functions under the Plan.

F.   **"Common Stock"** shall mean the Corporation's voting common stock.

G.   **"Consultant"** shall mean any person who is not an Employee and who is providing services to the Company (or any Parent or Subsidiary) as an advisor, consultant, or non-common law employee.

H.   **"Corporate Transaction"** shall mean the occurrence in a single transaction or a series of related transactions, of any one or more of the following: (i) a sale or other disposition of all or substantially all of the assets of the Corporation and its Subsidiaries; (ii) a sale or other disposition of more than fifty percent (50%) of the outstanding stock of the Corporation; (iii) the consummation of a merger, consolidation or similar transaction after which the Corporation is not the surviving corporation; (iv) the consummation of a merger, consolidation , or similar transaction after which the Corporation is the surviving corporation but the shares outstanding immediately preceding the merger, consolidation, or similar transaction are converted or exchanged by reason of the transaction into other stock, property or cash; (v) a distribution by the Corporation (excluding an ordinary dividend or a stock split or stock dividend described in Treasury Regulation section 1.424-1(e)(4)(iv).

I.   **"Corporation"** shall mean Providence Resources, Inc., a Texas corporation and any corporate successor to all or substantially all of the assets or voting stock of Providence Resources, Inc., which shall by appropriate action adopt the Plan.

Exhibit 99

J.   **"Disability"** shall mean any physical or mental impairment that has lasted for a minimum of 2 months and that (i) can be expected to last for an additional period of not less than 10 months and (ii) prevents an Employee from engaging in such Employee's regular duties in furtherance of the business of the Corporation. Upon request by the Plan Administrator, a disabled Employee shall promptly submit a physician's statement attesting to or disclaiming the existence of such disability and shall promptly submit any other information or records deemed necessary by the Plan Administrator in this regard. The Plan Administrator shall have the right to require an examination of the disabled Employee by his medical examiner or physician, at the Corporation's expense. If there is disagreement as to whether an Employee is disabled, then determination of whether such disability exists shall be made by a physician mutually agreed upon by the physicians previously selected by the disabled Employee and the Plan Administrator. The decision of the physician appointed under the provisions of this Article shall be final and binding on the Corporation and the Employee.

K.   **"Employee"** shall mean an individual who is a common law employee of the Corporation (or any Parent or Subsidiary), except any employees excluded in writing by the Plan Administrator. For example, the Plan Administrator, in its discretion, may exclude from eligibility under this Plan any individuals who provide services to the Corporation (or any Parent or Subsidiary) through a labor contractor, staffing firm, temporary employment firm or agency or other third party, regardless of whether such employees are common law employees of the Corporation.

L.   **"Exercise Date"** shall mean the date on which the Corporation shall have received written notice of the option exercise.

M.   **"Fair Market Value"** shall mean, as of any date, the fair market value of a Share determined as follows:

1.   When there is a public market for the Shares, the Fair Market Value shall be determined by the closing price for a Share on the market trading day on the date of determination (and if a closing price was not reported on that date , then the arithmetic mean of the closing bid and asked prices at the close of the market on that date, and if these prices were not reported on that date, then the closing price on the last trading date on which a closing price was reported) on the stock exchange or national market system that is the primary market for the Shares; or

2.   If the Plan Administrator, in its sole discretion, determines that the foregoing methods do not apply or produce a reasonable valuation, then Fair Market Value shall be determined by an independent appraisal that satisfies the requirements of Code Section 401(a)(28)(C) as of a date within twelve (12) months before the date of the transaction for which the appraisal is used, e.g., the date of the grant of the Award (the "Appraisal"). If the Plan Administrator, in its sole discretion determines that he Appraisal does not reflect information available after the date of the Appraisal that may materially affect the value of the Shares, then Fair Market Value shall be determined by a new Appraisal.

N.   **"Incentive Stock Option"** shall mean an option that satisfies the requirements of Section 422 of the Code.

O.   **"Involuntary Termination"** shall mean the termination of the Service of any individual that occurs by reason of any of the following:

Exhibit 99

1.   such individual's involuntary dismissal or discharge by the Corporation for reasons other than Misconduct or termination without cause upon thirty (30) days written notice solely in the event the Corporation abandons further exploration, development and production efforts on the Cole/Carson leases located in Val Verde County, Texas; or

2.   an individual's voluntary resignation (a) following (i) a change in the individual's position with the Corporation (or Parent or Subsidiary employing the individual) that materially reduces the individual's duties and responsibilities or the level of management to which the individual reports, (ii) a reduction in an individual's level of compensation (including base salary, fringe benefits and target bonus under any corporate performance-based bonus or incentive programs) by more than fifteen percent (15%), or (iii) a relocation of an individual's place of employment by more than fifty (50) miles, provided and only if such change, reduction or relocation is effected by the Corporation without the individual's consent, or (b) an individual's resignation for "good reason." For purposes of this Plan, the term "good reason" shall be defined as provided in any written employment agreement between the individual and the Corporation.

P.   **"Misconduct"** shall mean a determination by the Corporation, pursuant to the procedures of any employment agreement between the Corporation and an Optionee, that an Optionee has: (1) materially failed, neglected or refused to perform the duties, responsibilities or obligations specifically described in or assigned to him or her under any employment agreement between the Optionee and the Corporation; (2) engaged in a willful or intentional act that has the effect of substantially injuring the reputation or business of the Corporation or any of its affiliates and any of their respective affiliates; (3) used illegal drugs or engaged in repeated drunkenness; (4) been the subject of a plea of *nolo contendre*, admission of guilt or conviction by a court of competent jurisdiction for the commission of (i) a felony or (ii) a misdemeanor involving moral turpitude; (5) engaged in an act of fraud or embezzlement or material dishonesty against the Corporation or any other person or entity; (6) excessive unexcused absences from work not related to a disability; (7) engaged in other violations of employment policies adopted by the Corporation that provide for the orderly administration of the workplace; or (8) during the term of any employment, materially violated any obligations not to disclose confidential information of the Corporation

Q.   **"1934 Act"** shall mean the Securities Exchange Act of 1934, as amended.

R.   **"Nonstatutory Stock Option"** shall mean an option not intended to satisfy the requirements of Section 422 of the Code.

S.   **"Option Grant Program"** shall mean the option grant program in effect under the Plan.

T.   **"Optionee"** shall mean any person to whom an option is granted under the Option Grant Program.

U.   **"Parent"** shall mean any corporation (other than the Corporation) in an unbroken chain of corporations ending with the Corporation, provided each corporation in the unbroken chain (other than the Corporation), owns, at the time of the determination, stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

V.   **"Plan"** shall mean the Providence Resources, Inc. 2008 Stock Option Plan, as set forth in this document.

Exhibit 99

W.   **<u>Plan Administrator</u>"** shall mean either the Board or the Committee, to the extent the Committee at the time is responsible for the administration of the Plan.

X.   **"<u>Service</u>"** shall mean the provision of services to the Corporation (or any Parent or Subsidiary) by a person in the capacity of an Employee, a non-employee member of the Board, or a Consultant, except to the extent otherwise specifically provided in the documents evidencing the option grant.

Y.   **"<u>Share</u>"** shall mean a share of Common Stock.

Z.   **"<u>Subsidiary</u>"** shall mean any corporation (other than the Corporation) in an unbroken chain of corporations beginning with the Corporation, provided each corporation (other than the last corporation) in the unbroken chain, at the time of the determination, owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

AA.   **"<u>10% Shareholder</u>"** shall mean the owner of stock (as determined under Section 424(d) of the Code possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Corporation (or any Parent or Subsidiary).